Filed Pursuant to Rule 424(b)(4)
Registration No. 333-141522

9,000,000 Shares

Netezza Corporation

Common Stock

This is the initial public offering of shares of our common stock. We are selling 9,000,000 shares of our common stock.

Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is $12.00 per share. Our common stock has been approved for listing on NYSE Arca under the symbol ‘‘NZ.”

Investing in our common stock involves risks.  See “Risk Factors” beginning on page 7.

		Underwriting
		Discounts and	Proceeds to
	Price to Public	Commissions	Netezza Corporation

Per Share	$12.00	$0.84	$11.16
Total	$108,000,000	$7,560,000	$100,440,000

We have granted the underwriters the right to purchase up to an additional 1,350,000 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on July 24, 2007.

Credit Suisse	Morgan Stanley

Needham & Company, LLC	Thomas Weisel Partners LLC

July 18, 2007

The Netezza Performance Server®

Performance

Iterative, real-time analytics

Affordability

Manageability/ease-of-use

Linear scalability

Low power, cooling & space consumption

Structural reliability

NETEZZA
NETEZZA
NETEZZA
NETEZZA

NETEZZA

The Power to Question Everything™

You should rely only on the information contained in this document and any free writing prospectus prepared by or on behalf of us or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

Until August 13, 2007 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

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PROSPECTUS SUMMARY

This summary highlights information appearing elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the “Risk Factors” section beginning on page 7 and our consolidated financial statements and the related notes appearing elsewhere in this prospectus, before making an investment decision.

NETEZZA CORPORATION

Overview

Netezza is a leading provider of data warehouse appliances. Our product, the Netezza Performance Server, or NPS, integrates database, server and storage platforms in a purpose-built unit to enable detailed queries and analyses on large volumes of stored data. The results of these queries and analyses, often referred to as business intelligence, provide organizations with actionable information to improve their business operations. We designed our NPS data warehouse appliance specifically for analysis of terabytes of data at higher performance levels and at a lower total cost of ownership with greater ease of use than can be achieved via traditional data warehouse systems. Our NPS appliance performs faster, deeper and more iterative analyses on larger amounts of detailed data, giving our customers greater insight into trends and anomalies in their businesses, thereby enabling them to make better strategic decisions.

From our inception through April 30, 2007, we have sold over 230 of our data warehouse appliances worldwide to 101 data-intensive customers including large global enterprises, mid-market companies and government agencies. Our customers span multiple vertical industries and include data intensive companies and government agencies. Some of our more well-known customers include Ahold, Amazon.com, American Red Cross, AOL, Blue Cross Blue Shield of Rhode Island, Catalina Marketing, CNET Networks, CompuCredit Corporation, Epsilon, LoanPerformance, Marriott, the NASD, Neiman Marcus Group, Nielsen Company, Orange UK, Premier Inc., Restoration Hardware, Ross Stores, Ryder System, Source Healthcare Analytics, Inc., a Wolters Kluwer Health company, the United States Army Corps of Engineers and the United States Department of Veterans Affairs. Each of the companies listed is a current customer who has purchased at least $300,000 worth of products or services from us. Our revenues have increased rapidly, from $13.6 million in fiscal 2004 to $79.6 million in fiscal 2007, representing a compound annual growth rate of 80.1%. We have not been profitable in any fiscal period since we were formed. We incurred net losses of approximately $10.0 million in fiscal 2004, $3.0 million in fiscal 2005, $14.0 million in fiscal 2006 and $8.0 million in fiscal 2007. As of April 30, 2007, our accumulated deficit was approximately $83.0 million.

The Industry

The amount of data that is being generated and stored by organizations is exploding. Examples of this data include click-stream records generated by e-business, customer purchasing histories, call data records, information from RFID tagging of inventory and products, and pharmaceutical trial data. Additionally, compliance initiatives driven by government regulations, such as those issued under the Sarbanes-Oxley Act of 2002 and the Health Insurance Portability and Accountability Act of 1996, or HIPAA, as well as company policies requiring data preservation, are expanding the proportion of data that must be retained and easily accessible for future use. As the volume of data continues to grow, enterprises have recognized the value of analyzing such data to significantly improve their operations and competitive position. These enterprises have also realized that frequent analysis of data at a more detailed level is more meaningful than periodic analysis of sampled data.

This increasing amount of data and importance of data analysis has led to heightened demand for data warehouses that provide the critical framework for data-driven enterprise decision-making and business intelligence. A data warehouse consists of three main elements — database, server, and storage — and interacts with external systems to acquire and retain raw data, receive query instructions and provide analytical results. The data warehouse acts as a data repository for an enterprise, aggregating information from many departments, and more importantly, enabling analytics through the querying of the data to deliver specific information. The need for more robust, yet cost-effective, data warehouse solutions is being accelerated by the growing number of users of business intelligence within the enterprise, the increasing volume and sophistication of their queries and the need for real-time data availability.

Our Solution

In contrast to traditional data warehouse systems which patch together general-purpose database, server and storage platforms that were not originally designed for analytical processing of large amounts of constantly changing data, our NPS appliance is designed specifically to provide high-performance business intelligence solutions at a low total cost of ownership. It tightly couples database, server, and storage platforms in a compact, efficient unit that integrates easily through open, industry-standard interfaces with leading data access and integration tools. This approach, combined with our proprietary Intelligent Query Streaming technology and Asymmetric Massively Parallel Processing architecture, provides significant benefits to our customers, including:

Superior Performance.  The time required to perform many complex and ad hoc queries on terabytes of data is reduced from days or hours to minutes or seconds, enabling our customers to analyze their data more comprehensively so they can make faster and better decisions.

Easy and Cost-Effective Procurement.  Combining database, server, and storage platforms into a single scalable platform, based on open standards and commodity components, delivers a significant cost advantage and enables an easier procurement process when compared with competing products.

Quick and Easy Infrastructure Installation and Deployment.  With our NPS appliance, data is loaded quickly and easily, and existing tools and software can be easily integrated through standard interfaces. Our NPS appliance can be quickly installed and deployed with minimal need for custom configuration or additional professional services.

Rapid Adaptation to Changing Business Needs.  Since our NPS appliance does not require the tuning, data indexing or the same degree of maintenance and configuration required by traditional systems, the NPS appliance can accommodate changes easily without additional administrative effort.

Minimal Ongoing Administration and Maintenance.  As a self-regulated and self-monitored data warehouse appliance, our system typically requires less than a single administrator to manage.

Small Footprint, and Low Power and Cooling Requirements.  Our NPS appliance is a compact, tightly integrated appliance that requires a significantly smaller data center “footprint”, consumes less power and generates less heat than traditional systems.

High Degree of Scalability.  Our unique architecture enables our systems to scale effectively with additional users, more sophisticated queries and greater amounts of data. More users can be supported and additional capacity added quickly and easily, enabling customers to “pay as they grow.”

Our Strategy

Our objective is to become the leading provider of data warehouse solutions. We plan to accomplish this through the following business strategies:

Broaden Our Target Markets.  We plan to continue our market penetration in the vertical industries that we currently serve, while expanding into new markets that can also utilize business intelligence at an affordable cost. We also plan to expand in the mid-market, enabling companies with fewer resources and smaller budgets to leverage the benefits of our data warehouse appliances.

Increase Sales to Our Existing Customer Base.  As our customers increasingly benefit from the advantages of our solution, we expect further sales to them to accommodate an increasing number of users and their growing amount of stored data, as well as for deployment of data warehouses for other applications in addition to the ones for which they initially purchased our system.

Extend Our Technology Leadership.  We believe that our proprietary product architecture and design provide us with significant competitive advantages over traditional data warehouse systems. We plan to continue to enhance our existing products and introduce new products to enable us to maintain our cost and performance advantages versus competitors.

Expand Distribution Channels.  We plan to continue to invest in our global distribution channels, including our direct salesforce and relationships with resellers, systems integration firms and analytic service providers to accelerate the sales of our products.

Develop Additional Strategic Relationships.  We plan to continue to invest in our relationships with technology partners in the complementary areas of data access and analytics, data integration and data protection to simplify integration and increase sales of our combined offerings.

Expand Our Customer Support Capabilities.  We intend to invest in our global customer support organization to enable us to continue providing “high-touch,” high-quality support as we scale our customer base.

Pursue Selected Acquisition Opportunities.  We intend to pursue acquisitions of products and/or technologies that we believe are complementary to or can be integrated into our current product suite.

“Be Easy to Do Business With.”  Our products, pricing, contracts and support principles are simple, straightforward and customer friendly. We plan to continue to operate with these principles to further differentiate our offerings from those of our larger competitors.

Company Information

We were incorporated in Delaware on August 18, 2000 as Intelligent Data Engines, Inc. and changed our name to Netezza Corporation in November 2000. Our corporate headquarters are located at 200 Crossing Boulevard, Framingham, Massachusetts 01702, and our telephone number is (508) 665-6800. Our website address is www.netezza.com. The information contained on our website or that can be accessed through our website is not part of this prospectus, and investors should not rely on any such information in deciding whether to purchase our common stock.

We use various trademarks and trade names in our business, including without limitation “Netezza,” “Netezza Performance Server,” “NPS” and “Intelligent Query Streaming.” This prospectus also contains trademarks and trade names of other businesses that are the property of their respective holders.

Unless the context otherwise requires, we use the terms “Netezza,” “our company,” “we,” “us” and “our” in this prospectus to refer to Netezza Corporation and its subsidiaries.

THE OFFERING

Common stock offered	9,000,000 shares

Over-allotment option	1,350,000 shares

Common stock to be outstanding after this offering	55,631,079 shares

Use of proceeds	We intend to use the net proceeds from this offering for working capital and other general corporate purposes, including the development of new products, sales and marketing activities, capital expenditures and the costs of operating as a public company. We also intend to use a portion of the net proceeds to repay approximately $9.9 million of debt. We may use a portion of the net proceeds to us to expand our current business through acquisitions of other companies, assets or technologies. See “Use of Proceeds” for more information.

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding whether to purchase shares of our common stock.

NYSE Arca symbol	“NZ”

The number of shares of our common stock to be outstanding after this offering is based on 46,631,079 shares of our common stock outstanding as of April 30, 2007. This number includes all issued and outstanding shares of unvested restricted common stock and excludes:

•	8,678,473 shares of our common stock issuable upon the exercise of stock options outstanding as of April 30, 2007;

•	2,451,838 shares of our common stock reserved as of April 30, 2007 for future issuance under our stock compensation plans; and

•	312,781 shares of our common stock issuable upon the exercise of warrants outstanding as of April 30, 2007.

Unless otherwise indicated, the information in this prospectus assumes the following:

•	a one-for-two reverse split of our common stock effected in June 2007;

•	the automatic conversion of all of our outstanding convertible preferred stock into 38,774,847 shares of our common stock upon the closing of this offering;

•	the filing of our second amended and restated certificate of incorporation and the adoption of our amended and restated by-laws as of the closing date of this offering; and

•	no exercise by the underwriters of their over-allotment option.

SUMMARY FINANCIAL DATA

You should read the following financial information together with the more detailed information contained in “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. The following consolidated statement of operations data for the three months ended April 30, 2006 and April 30, 2007 and consolidated balance sheet data as of April 30, 2007 have been derived from our unaudited consolidated financial statements and related notes appearing elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements contained in this prospectus and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of our financial position and results of operations for these periods. Our fiscal year ends on January 31. When we refer to a particular fiscal year, we are referring to the fiscal year ended on January 31 of that year. For example, fiscal 2007 refers to the fiscal year ended January 31, 2007.

				Three Months Ended April 30,
	Fiscal Year Ended January 31,				2007
	2005	2006	2007	2006	(restated)(2)
				(Unaudited)
	(In thousands, except share, per share
	and other operating data)

Consolidated Statement of Operations Data:
Revenue
Product	$30,908	$45,508	$64,632	$8,889	$20,577
Services	5,121	8,343	14,989	3,109	4,765

Total revenue	36,029	53,851	79,621	11,998	25,342
Cost of revenue
Product	8,874	18,941	26,697	3,565	8,395
Services	1,640	3,491	5,403	1,325	1,648

Total cost of revenue	10,514	22,432	32,100	4,890	10,043

Gross profit	25,515	31,419	47,521	7,108	15,299
Operating expenses
Sales and marketing	14,783	25,626	32,908	6,373	9,669
Research and development	11,366	16,703	18,037	4,226	5,484
General and administrative	2,500	3,124	4,827	852	1,755

Total operating expenses	28,649	45,453	55,772	11,451	16,908

Operating loss	(3,134)	(14,034)	(8,251)	(4,343)	(1,609)
Interest income	206	487	414	120	22
Interest expense	121	173	765	92	213
Other income (expense), net	35	(87)	627	185	169

Loss before income taxes and cumulative effect of change in accounting principle	(3,014)	(13,807)	(7,975)	(4,130)	(1,631)
Income tax provision	—	—	—	—	(274)

Loss before cumulative effect of change in accounting principle	(3,014)	(13,807)	(7,975)	(4,130)	(1,905)
Cumulative effect of change in accounting principle	—	(218)	—	—	—

Net loss	$(3,014)	$(14,025)	$(7,975)	$(4,130)	$(1,905)
Accretion to preferred stock	(4,096)	(5,797)	(5,931)	(1,483)	(1,483)

Net loss attributable to common stockholders	$(7,110)	$(19,822)	$(13,906)	$(5,613)	$(3,388)

Net loss per share attributable to common stockholders — basic and diluted:
Loss before cumulative effect of change in accounting principle	$(0.50)	$(2.08)	$(1.09)	$(0.57)	$(0.25)
Cumulative effect of change in accounting principle	—	(0.03)	—	—	—
Accretion to preferred stock	(0.67)	(0.88)	(0.81)	(0.21)	(0.19)

Net loss per share attributable to common stockholders — basic and diluted	$(1.17)	$(2.99)	$(1.90)	$(0.78)	$(0.44)

Weighted average common shares outstanding:	6,077,538	6,635,274	7,319,231	7,186,776	7,786,366

Pro forma net loss per share — basic and diluted (unaudited)(1)			$(0.17)		$(0.04)

Pro forma weighted average common shares outstanding (unaudited)(1)			46,094,078		46,561,213

Other Operating Data:
Number of customers	15	46	87	52	101
Number of full-time employees	140	179	225	181	233

(1)	The pro forma consolidated statement of operations data in the table above gives effect to the automatic conversion of all of our outstanding convertible preferred stock into common stock upon the closing of this offering. Please refer to page F-17 in the notes to our consolidated financial statements for additional information about the calculation of the weighted average number of common shares outstanding.

(2)	See Note 2 to our consolidated financial statements with regard to the restatement of our consolidated financial statements as of and for the three months ended April 30, 2007 for stock-based compensation and preferred stock warrant valuation.

	As of April 30, 2007
	Actual		Pro Forma
	(restated)(3)	Pro Forma(1)	As Adjusted(2)
	(In thousands) (Unaudited)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$6,080	$6,080	$94,348
Working capital	26,212	26,212	120,984
Total assets	69,706	69,706	157,974
Note payable to bank, including current portion	9,922	9,922	—
Convertible redeemable preferred stock	98,614	—	—
Total stockholders’ equity (deficit)	(83,656)	15,980	114,170

(1)	The pro forma consolidated balance sheet data in the table above gives effect to the automatic conversion of all of our outstanding convertible preferred stock into common stock upon the closing of this offering.

(2)	The pro forma as adjusted consolidated balance sheet data in the table above gives effect to our receipt of the estimated net proceeds from this offering at the initial public offering price of $12.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and giving effect to the repayment of approximately $9.9 million of outstanding indebtedness.

(3)	See Note 2 to our consolidated financial statements with regard to the restatement of our consolidated financial statements as of and for the three months ended April 30, 2007 for stock-based compensation and preferred stock warrant valuation.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information appearing elsewhere in this prospectus, including our consolidated financial statements and the related notes, before deciding whether to purchase shares of our common stock. Each of these risks could materially adversely affect our business, operating results and financial condition. As a result, the trading price of our common stock could decline and you might lose all or part of your investment in our common stock.

Risks Related to Our Business and Industry

We have a history of losses, and we may not achieve or maintain profitability in the future.

We have not been profitable in any fiscal period since we were formed. We experienced a net loss of $14.0 million in fiscal 2006, $8.0 million in fiscal 2007 and $1.9 million in the first three months of fiscal 2008. As of April 30, 2007, our accumulated deficit was $83.0 million. We expect to make significant additional expenditures to facilitate the expansion of our business, including expenditures in the areas of sales, research and development, and customer service and support. Additionally, as a public company, we expect to incur legal, accounting and other expenses that are substantially higher than the expenses we incurred as a private company. Furthermore, we may encounter unforeseen issues that require us to incur additional costs. As a result of these increased expenditures, we will have to generate and sustain increased revenue to achieve profitability. Accordingly, we may not be able to achieve or maintain profitability and we may continue to incur significant losses in the future.

Our operating results may fluctuate significantly from quarter to quarter and may fall below expectations in any particular fiscal quarter, which could adversely affect the market price of our common stock.

Our operating results are difficult to predict and may fluctuate from quarter to quarter due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. If our revenue or operating results fall below the expectations of investors or any securities analysts that follow our company in any period, the price of our common stock would likely decline.

Factors that may cause our operating results to fluctuate include:

•	the typical recording of a significant portion of our quarterly sales in the final month of the quarter, whereby small delays in completion of sales transactions could have a significant impact on our operating results for that quarter;

•	the relatively high average selling price of our products and our dependence on a limited number of customers for a substantial portion of our revenue in any quarterly period, whereby the loss of or delay in a customer order could significantly reduce our revenue for that quarter; for instance, five customers each accounted for greater than 5% of our total revenues during fiscal 2007 and our ten largest customers accounted for approximately 45% of our revenues in fiscal 2007;

•	the possibility of seasonality in demand for our products;

•	the addition of new customers or the loss of existing customers;

•	the rates at which customers purchase additional products or additional capacity for existing products from us;

•	changes in the mix of products and services sold;

•	the rates at which customers renew their maintenance and support contracts with us;

•	our ability to enhance our products with new and better functionality that meet customer requirements;

•	the timing of recognizing revenue as a result of revenue recognition rules, including due to the timing of delivery and receipt of our products;

•	the length of our product sales cycle;

•	the productivity and growth of our salesforce;

•	service interruptions with any of our single source suppliers or manufacturing partners;

•	changes in pricing by us or our competitors, or the need to provide discounts to win business;

•	the timing of our product releases or upgrades or similar announcements by us or our competitors;

•	the timing of investments in research and development related to new product releases or upgrades;

•	our ability to control costs, including operating expenses and the costs of the components used in our products;

•	volatility in our stock price, which may lead to higher stock compensation expenses pursuant to Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, or SFAS No. 123(R), which first became effective for us in fiscal 2007 and requires that employee stock-based compensation be measured based on fair value on grant date and treated as an expense that is reflected in our financial statements over the recipient’s service period;

•	future accounting pronouncements and changes in accounting policies;

•	costs related to the acquisition and integration of companies, assets or technologies;

•	technology and intellectual property issues associated with our products; and

•	general economic trends, including changes in information technology spending or geopolitical events such as war or incidents of terrorism.

Most of our operating expenses do not vary directly with revenue and are difficult to adjust in the short term. As a result, if revenue for a particular quarter is below our expectations, we could not proportionately reduce operating expenses for that quarter, and therefore this revenue shortfall would have a disproportionate effect on our expected operating results for that quarter.

Our limited operating history and the emerging nature of the data warehouse market make it difficult to evaluate our current business and future prospects, and may increase the risk of your investment.

Our company has only been in existence since August 2000. We first began shipping products in February 2003 and much of our growth has occurred in the past two fiscal years. Our limited operating history and the nascent state of the data warehouse market in which we operate makes it difficult to evaluate our current business and our future prospects. As a result, we cannot be certain that we will sustain our growth or achieve or maintain profitability. We will encounter risks and difficulties frequently experienced by early-stage companies in rapidly-evolving industries. These risks include the need to:

•	attract new customers and maintain current customer relationships;

•	continue to develop and upgrade our data warehouse solutions;

•	respond quickly and effectively to competitive pressures;

•	offer competitive pricing or provide discounts to customers in order to win business;

•	manage our expanding operations;

•	maintain adequate control over our expenses;

•	maintain adequate internal controls and procedures;

•	maintain our reputation, build trust with our customers and further establish our brand; and

•	identify, attract, retain and motivate qualified personnel.

If we fail to successfully address these needs, our business, operating results and financial condition may be adversely affected.

We depend on a single product family, the Netezza Performance Server family, for all of our revenue, so we are particularly vulnerable to any factors adversely affecting the sale of that product family.

Our revenue is derived exclusively from sales and service of the NPS product family, and we expect that this product family will account for substantially all of our revenue for the foreseeable future. If the data warehouse market declines or the Netezza Performance Server fails to maintain or achieve greater market acceptance, we will not be able to grow our revenues sufficiently to achieve or maintain profitability.

If we lose key personnel, or if we are unable to attract and retain highly-qualified personnel on a cost-effective basis, it will be more difficult for us to manage our business and to identify and pursue growth opportunities.

Our success depends substantially on the performance of our key senior management, technical, and sales and marketing personnel. Each of our employees may terminate his or her relationship with us at any time and the loss of the services of such persons could have an adverse effect on our business. We rely on our senior management to manage our existing business operations and to identify and pursue new growth opportunities, and our ability to develop and enhance our products requires talented hardware and software engineers with specialized skills. In addition, our success depends in significant part on maintaining and growing an effective salesforce. We experience intense competition for such personnel and we cannot ensure that we will successfully attract, assimilate, or retain highly qualified managerial, technical or sales and marketing personnel in the future.

If we are unable to develop and introduce new products and enhancements to existing products, if our new products and enhancements to existing products do not achieve market acceptance, or if we fail to manage product transitions, we may fail to increase, or may lose, market share.

The market for our products is characterized by rapid technological change, frequent new product introductions and evolving industry standards. Our future growth depends on the successful development and introduction of new products and enhancements to existing products that achieve acceptance in the market. Due to the complexity of our products, which include integrated hardware and software components, any new products and product enhancements would be subject to significant technical risks that could impact our ability to introduce those products and enhancements in a timely manner. In addition, such new products or product enhancements may not achieve market acceptance despite our expending significant resources to develop them. If we are unable, for technological or other reasons, to develop, introduce and enhance our products in a timely manner in response to changing market conditions or evolving customer requirements, or if these new products and product enhancements do not achieve market acceptance due to competitive or other factors, our operating results and financial condition could be adversely affected.

Product introductions and certain enhancements of existing products by us in future periods may also reduce demand for our existing products or could delay purchases by customers awaiting arrival of our new products. As new or enhanced products are introduced, we must successfully manage the transition from older products in order to minimize disruption in customers’ ordering patterns, avoid excessive levels of older product inventories and ensure that sufficient supplies of new products can be delivered in a timely manner to meet customer demand.

We face intense and growing competition from leading technology companies as well as from emerging companies. Our inability to compete effectively with any or all of these competitors could impact our ability to achieve our anticipated market penetration and achieve or sustain profitability.

The data warehouse market is highly competitive and we expect competition to intensify in the future. This competition may make it more difficult for us to sell our products, and may result in increased pricing pressure, reduced profit margins, increased sales and marketing expenses and failure to increase, or the loss of, market share, any of which would likely seriously harm our business, operating results and financial condition.

Currently, our most significant competition includes companies which typically sell several if not all elements of a data warehouse environment as individual products, including database software, servers, storage and professional services. These competitors are often leaders in many of these segments including EMC, Hewlett-Packard, IBM, Oracle, Sun Microsystems, Sybase and Teradata (a division of NCR). In addition, a large number of fast growing companies have recently entered the market, many of them selling integrated appliance offerings similar to our products. Additionally, as the benefits of an appliance solution have become evident in the marketplace, many of our larger competitors have also begun to bundle their products into appliance-like offerings that more directly compete with our products. We also expect additional competition in the future from new and existing companies with whom we do not currently compete directly. As our industry evolves, our current and potential competitors may establish cooperative relationships among themselves or with third parties, including software and hardware companies with whom we have partnerships and whose products interoperate with our own, that could acquire significant market share, which could adversely affect our business. We also face competition from internally-developed systems. Any of these competitive threats, alone or in combination with others, could seriously harm our business, operating results and financial condition.

Many of our competitors have greater market presence, longer operating histories, stronger name recognition, larger customer bases and significantly greater financial, technical, sales and marketing, manufacturing, distribution and other resources than we have. In addition, many of our competitors have broader product and service offerings than we do. These companies may attempt to use their greater resources to better position themselves in the data warehouse market including by pricing their products at a discount or bundling them with other products and services in an attempt to rapidly gain market share. Moreover, many of our competitors have more extensive customer and partner relationships than we do, and may therefore be in a better position to identify and respond to market developments or changes in customer demands. Potential customers may also prefer to purchase from their existing suppliers rather than a new supplier regardless of product performance or features. We cannot assure you that we will be able to compete successfully against existing or new competitors.

Our success depends on the continued recognition of the need for business intelligence in the marketplace and on the adoption by our customers of data warehouse appliances, often as replacements for existing systems, to enable business intelligence. If we fail to improve our products to further drive this market migration as well as to successfully compete with alternative approaches and products, our business would suffer.

Due to the innovative nature of our products and the new approaches to business intelligence that our products enable, purchases of our products often involve the adoption of new methods of database access and utilization on the part of our customers. This may entail the acknowledgement of the benefits conferred by business intelligence and the customer-wide adoption of business intelligence analysis that makes the benefits of our system particularly relevant. Business intelligence solutions are still in their early stages of growth and their continued adoption and growth in the marketplace remain uncertain. Additionally, our appliance approach requires our customers to run their data warehouses in new and innovative ways and often requires our customers to replace their existing equipment and supplier relationships, which they may be unwilling to do, especially in light of the often critical nature of the components and systems involved and the significant capital and other resources they may have previously invested. Furthermore, purchases of our products involve material changes to established purchasing patterns and policies. Even if prospective customers recognize the need for our products, they may not select our NPS solution because they choose to wait for the introduction of products and technologies that serve as a replacement or substitute for, or represent an improvement over, our NPS solutions. Therefore, our future success also depends on our ability to maintain our leadership position in the data warehouse market and to proactively address the needs of the market and our customers to further drive the adoption of business intelligence and to sustain our competitive advantage versus competing approaches to business intelligence and alternate product offerings.

Claims that we infringe or otherwise misuse the intellectual property of others could subject us to significant liability and disrupt our business, which could have a material adverse effect on our business and operating results.

Our competitors protect their intellectual property rights by means such as trade secrets, patents, copyrights and trademarks. We have not conducted an independent review of patents issued to third parties. Although we have not been involved in any litigation related to intellectual property rights of others, from time to time we receive letters from other parties alleging, or inquiring about, breaches of their intellectual property rights. We may in the future be sued for violations of other parties’ intellectual property rights, and the risk of such a lawsuit will likely increase as our size and the number and scope of our products increase, as our geographic presence and market share expand and as the number of competitors in our market increases. Any such claims or litigation could:

•	be time-consuming and expensive to defend, whether meritorious or not;

•	cause shipment delays;

•	divert the attention of our technical and managerial resources;

•	require us to enter into royalty or licensing agreements with third parties, which may not be available on terms that we deem acceptable, if at all;

•	prevent us from operating all or a portion of our business or force us to redesign our products, which could be difficult and expensive and may degrade the performance of our products;

•	subject us to significant liability for damages or result in significant settlement payments; and/or

•	require us to indemnify our customers, distribution partners or suppliers.

Any of the foregoing could disrupt our business and have a material adverse effect on our operating results and financial condition.

Our products must interoperate with our customers’ information technology infrastructure, including customers’ software applications, networks, servers and data-access protocols, and if our products do not do so successfully, we may experience a weakening demand for our products.

To be competitive in the market, our products must interoperate with our customers’ information technology infrastructure, including software applications, network infrastructure and servers supplied by a variety of other vendors, many of whom are competitors of ours. Our products currently interoperate with a number of business intelligence and data-integration applications provided by vendors including Business Objects, Cognos, IBM and Oracle, among others. When new or updated versions of these software applications are introduced, we must sometimes develop updated versions of our software that may require assistance from these vendors to ensure that our products effectively interoperate with these applications. If these vendors do not provide us with assistance on a timely basis, or decide not to work with us for competitive or other reasons, including due to consolidation with our competitors, we may be unable to ensure such interoperability. Additionally, our products interoperate with servers, network infrastructure and software applications predominantly through the use of data-access protocols. While many of these protocols are created and maintained by independent standards organizations, some of these protocols that exist today or that may be created in the future are, or could be, proprietary technology and therefore require licensing the proprietary protocol’s specifications from a third party or implementing the protocol without specifications. Our development efforts to provide interoperability with our customers’ information technology infrastructures require substantial capital investment and the devotion of substantial employee resources. We may not accomplish these development efforts quickly, cost-effectively or at all. If we fail for any reason to maintain interoperability, we may experience a weakening in demand for our products, which would adversely affect our business, operating results and financial condition.

If we fail to enhance our brand, our ability to expand our customer base will be impaired and our operating results may suffer.

We believe that developing and maintaining awareness of the Netezza brand is critical to achieving widespread acceptance of our products and is an important element in attracting new customers and shortening our sales cycle. We expect the importance of brand recognition to increase as competition further develops in our market. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and our ability to provide customers with reliable and technically sophisticated products at competitive prices. If customers do not perceive our products and services to be of high value, our brand and reputation could be harmed, which could adversely impact our financial results. Despite our best efforts, our brand promotion efforts may not yield increased revenue sufficient to offset the additional expenses incurred in our brand-building efforts.

We may not receive significant revenues from our current research and development efforts for several years, if at all.

Investment in product development often involves a long payback cycle. We have made and expect to continue making significant investments in research and development and related product opportunities. Accelerated product introductions and short product life cycles require high levels of expenditures for research and development that could adversely affect our operating results if not offset by revenue increases. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. However, we do not expect to receive significant revenues from these investments for several years, if at all.

Our sales cycles can be long and unpredictable, and our sales efforts require considerable time and expense, which contribute to the unpredictability and variability of our financial performance and may adversely affect our profitability.

The timing of our revenue is difficult to predict as we experience extended sales cycles, due in part to our need to educate our customers about our products and participate in extended product evaluations and the high purchase price of our products. In addition, product purchases are often subject to a variety of customer considerations that may extend the length of our sales cycle, including customers’ acceptance of our approach to data warehouse management and their willingness to replace their existing solutions and supplier relationships, timing of their budget cycles and approval processes, budget constraints, extended negotiations, and administrative, processing and other delays, including those due to general economic factors. As a result, our sales cycle extends to more than nine months in some cases, and it is difficult to predict when or if a sale to a potential customer will occur. All of these factors can contribute to fluctuations in our quarterly financial performance and increase the likelihood that our operating results in a particular quarter will fall below investor expectations. In addition, the provision of evaluation units to customers may require significant investment in inventory in advance of sales of these units, which sales may not ultimately transpire.

If we are unsuccessful in closing sales after expending significant resources, or if we experience delays for any of the reasons discussed above, our future revenues and operating expenses may be materially adversely affected.

Our company is growing rapidly and we may be unable to manage our growth effectively.

Between January 31, 2005 and April 30, 2007, the number of our employees increased from 140 to 233 and our installed base of customers grew from 15 to 101. In addition, during that time period our number of office locations has increased from 3 to 13. We anticipate that further expansion of our organization and operations will be required to achieve our growth targets. Our rapid growth has placed, and is expected to continue to place, a significant strain on our management and operational infrastructure. Our failure to continue to enhance our management personnel and policies and our operational and financial systems and controls in response to our growth could result in operating inefficiencies that could impair our competitive position and would increase our costs more than we had planned. If we are unable to manage our growth effectively, our business, our reputation and our operating results and financial condition will be adversely affected.

Our ability to sell to U.S. federal government agencies is subject to evolving laws and policies that could have a material adverse effect on our growth prospects and operating results, and our contracts with the U.S. federal government may impose requirements that are unfavorable to us.

In fiscal 2007, we derived approximately 5% of our revenue from U.S. federal government agencies. The demand for data warehouse products and services by federal government agencies may be affected by laws and policies that might restrict agencies’ collection, processing, and sharing of certain categories of information. Our ability to profitably sell products to government agencies is also subject to changes in agency funding priorities and contracting procedures and our ability to comply with applicable government regulations and other requirements.

The restrictions on federal government data management include, for example, the Privacy Act, which requires agencies to publicize their collection and use of personal data and implement procedures to provide individuals with access to that information; the Federal Information Security Management Act, which requires agencies to develop comprehensive data privacy and security measures that may increase the cost of maintaining certain data; and the E-government Act, which requires agencies to conduct privacy assessments before acquiring certain information technology products or services and before initiating the collection of personal information or the aggregation of existing databases of personal information. These restrictions, any future restrictions, and public or political pressure to constrain the government’s collection and processing of personal information may adversely affect the government’s demand for our products and services and could have a material adverse effect on our growth prospects and operating results.

Federal agency funding for information technology programs is subject to annual appropriations established by Congress and spending plans adopted by individual agencies. Accordingly, government purchasing commitments normally last no longer than one year. The amounts of available funding in any year may be reduced to reflect budgetary constraints, economic conditions, or competing priorities for federal funding. Constraints on federal funding for information technology could harm our ability to sell products to government agencies, causing fluctuations in our revenues from this segment from period to period and resulting in a weakening of our growth prospects, operating results and financial condition.

Our contracts with government agencies may subject us to certain risks and give the government rights and remedies not typically found in commercial contracts, including rights that allow the government to, for example:

•	terminate contracts for convenience at any time without cause;

•	obtain detailed cost or pricing information;

•	receive “most favored customer” pricing;

•	perform routine audits;

•	impose equal employment and hiring standards;

•	require products to be manufactured in specified countries;

•	restrict non-U.S. ownership or investment in our company; and

•	pursue administrative, civil or criminal remedies for contractual violations.

Moreover, some of our contracts allow the government to use, or permit others to use, patented inventions that we developed under those contracts, and to place conditions on our right to retain title to such inventions. Likewise, some of our government contracts allow the government to use or disclose software or technical data that we develop or deliver under the contract without constraining subsequent uses of those data. Third parties authorized by the government to use our patents, software and technical data may emerge as alternative sources for the products and services we offer to the government and may enable the government to negotiate lower prices for our products and services. If we fail to assert available protections for our patents, software, and technical data, our ability to control the use of our intellectual property may be compromised, which may benefit our competitors, reduce the prices we can obtain for our products and services, and harm our financial condition.

Our international operations are subject to additional risks that we do not face in the United States, which could have an adverse effect on our operating results.

In fiscal 2007, we derived approximately 24% of our revenue from customers based outside the United States, and we currently have sales personnel in five different foreign countries. We expect our revenue and operations outside the United States will continue to expand in the future. Our international operations are subject to a variety of risks that we do not face in the United States, including:

•	difficulties in staffing and managing our foreign offices and the increased travel, infrastructure and legal and compliance costs associated with multiple international locations;

•	general economic conditions in the countries in which we operate, including seasonal reductions in business activity in the summer months in Europe, during Lunar New Year in parts of Asia and in other periods in various individual countries;

•	longer payment cycles for sales in foreign countries and difficulties in enforcing contracts and collecting accounts receivable;

•	additional withholding taxes or other taxes on our foreign income, and tariffs or other restrictions on foreign trade or investment;

•	imposition of, or unexpected adverse changes in, foreign laws or regulatory requirements, many of which differ from those in the United States;

•	increased length of time for shipping and acceptance of our products;

•	difficulties in repatriating overseas earnings;

•	increased exposure to foreign currency exchange rate risk;

•	reduced protection for intellectual property rights in some countries;

•	costs and delays associated with developing products in multiple languages; and

•	political unrest, war, incidents of terrorism, or responses to such events.

Our overall success in international markets depends, in part, on our ability to succeed in differing legal, regulatory, economic, social and political conditions. We may not be successful in developing and implementing policies and strategies that will be effective in managing these risks in each country where we do business. Our failure to manage these risks successfully could harm our international operations, reduce our international sales and increase our costs, thus adversely affecting our business, operating results and financial condition.

Our future revenue growth will depend in part on our ability to further develop our indirect sales channel, and our inability to effectively do so will impair our ability to grow our revenues as we anticipate.

Our future revenue growth will depend in part on the continued development of our indirect sales channel to complement our direct salesforce. Our indirect sales channel includes resellers, systems integration firms and analytic service providers. In fiscal 2007, we derived approximately 18% of our revenue from our indirect sales channel. We plan to continue to invest in our indirect sales channel by expanding upon and developing new relationships with resellers, systems integration firms and analytic service providers. While the development of our indirect sales channel is a priority for us, we cannot predict the extent to which we will be able to attract and retain financially stable, motivated indirect channel partners. Additionally, due in part to the complexity and innovative nature of our products, our channel partners may not be successful in marketing and selling our products. Our indirect sales channel may be adversely affected by disruptions in relationships between our channel partners and their customers, as well as by competition between our channel partners or between our channel partners and our direct salesforce. In addition our reputation could suffer as a result of the conduct and manner of marketing and sales by our channel partners. Our agreements with our channel partners are generally not exclusive and may be terminated without cause. If we fail to effectively develop and manage our indirect channel for any of these reasons, we may have difficulty attaining our growth targets.

Our ability to sell our products and retain customers is highly dependent on the quality of our maintenance and support services offerings, and our failure to offer high-quality maintenance and support could have a material adverse effect on our operating results.

Most of our customers purchase maintenance and support services from us, which represents a significant portion of our revenue (approximately 19% of our revenue in fiscal 2007). Customer satisfaction with our maintenance and support services is critical for the successful marketing and sale of our products and the success of our business. In addition to our support staff and installation and technical account management teams, we have developed a worldwide service relationship with Hewlett-Packard to provide on-site hardware service to our customers. Although we believe Hewlett-Packard and any other third-party service provider we utilize in the future will offer a high level of service consistent with our internal customer support services, we cannot assure you that they will continue to devote the resources necessary to provide our customers with effective technical support. In addition, if we are unable to renew our service agreements with Hewlett-Packard or any other third-party service provider we utilize in the future or such agreements are terminated, we may be unable to establish alternative relationships on a timely basis or on terms acceptable to us, if at all. If we or our service partners are unable to provide effective maintenance and support services, it could adversely affect our ability to sell our products and harm our reputation with current and potential customers.

Our products are highly technical and may contain undetected software or hardware defects, which could cause data unavailability, loss or corruption that might result in liability to our customers and harm to our reputation and business.

Our products are highly technical and complex and are often used to store and manage data critical to our customers’ business operations. Our products may contain undetected errors, defects or security vulnerabilities that could result in data unavailability, loss or corruption or other harm to our customers. Some errors in our products may only be discovered after the products have been installed and used by customers. Any errors, defects or security vulnerabilities discovered in our products after commercial release or that are caused by another vendor’s products with which we interoperate but are nevertheless attributed to us by our customers, as well as any computer virus or human error on the part of our customer support or other personnel, that result in a customer’s data being misappropriated, unavailable, lost or corrupted could have significant adverse consequences, including:

•	loss of customers;

•	negative publicity and damage to our reputation;

•	diversion of our engineering, customer service and other resources;

•	increased service and warranty costs; and

•	loss or delay in revenue or market acceptance of our products.

Any of these events could adversely affect our business, operating results and financial condition. In addition, there is a possibility that we could face claims for product liability, tort or breach of warranty, including claims from both our customers and our distribution partners. The cost of defending such a lawsuit, regardless of its merit, could be substantial and could divert management’s attention from ongoing operations of the company. In addition, if our business liability insurance coverage proves inadequate with respect to a claim or future coverage is unavailable on acceptable terms or at all we may be liable for payment of substantial damages. Any or all of these potential consequences could have an adverse impact on our operating results and financial condition.

It is difficult to predict our future capital needs and we may be unable to obtain additional financing that we may need, which could have a material adverse effect on our business, operating results and financial condition.

We believe that our current balance of cash and cash equivalents, together with borrowings available under our bank lines of credit and the net proceeds to us of this offering, will be sufficient to fund our projected operating requirements, including anticipated capital expenditures, for at least the next 12 months. We may need to raise additional funds subsequent to that or sooner if we are presented with unforeseen circumstances or opportunities in order to, among other things:

•	develop or enhance our products;

•	support additional capital expenditures;

•	respond to competitive pressures;

•	fund operating losses in future periods; or

•	take advantage of acquisition or expansion opportunities.

Any required additional financing may not be available on terms acceptable to us, or at all. If we raise additional funds by issuing equity securities, you may experience significant dilution of your ownership interest, and the newly issued securities may have rights senior to those of the holders of our common stock. If we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our operational flexibility and would also require us to fund additional interest expense, which would harm our profitability. Holders of debt would also have rights, preferences or privileges senior to those of holders of our common stock.

If we are unable to protect our intellectual property rights, our competitive position could be harmed or we could be required to incur significant expenses to enforce our rights.

Our success is dependent in part on obtaining, maintaining and enforcing our intellectual property and other proprietary rights. We rely on a combination of trade secret, patent, copyright and trademark laws and contractual provisions with employees and third parties, all of which offer only limited protection. Despite our efforts to protect our intellectual property and proprietary information, we may not be successful in doing so, for several reasons. We cannot be certain that our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims. Even if patents are issued to us, they may be contested, or our competitors may be able to develop similar or superior technologies without infringing our patents.

Although we enter into confidentiality, assignments of proprietary rights and license agreements, as appropriate, with our employees and third parties, including our contract engineering firm, and generally control access to and distribution of our technologies, documentation and other proprietary information, we cannot be certain that the steps we take to prevent unauthorized use of our intellectual property rights are sufficient to prevent their misappropriation, particularly in foreign countries where laws or law enforcement practices may not protect our intellectual property rights as fully as in the United States.

Even in those instances where we have determined that another party is breaching our intellectual property and other proprietary rights, enforcing our legal rights with respect to such breach may be expensive and difficult. We may need to engage in litigation to enforce or defend our intellectual property and other proprietary rights, which could result in substantial costs and diversion of management resources. Further, many of our current and potential competitors are substantially larger than we are and have the ability to dedicate substantially greater resources to defending any claims by us that they have breached our intellectual property rights.

Our products may be subject to open source licenses, which may restrict how we use or distribute our solutions or require that we release the source code of certain technologies subject to those licenses.

Some of our proprietary technologies incorporate open source software. For example, the open source database drivers that we use may be subject to an open source license. The GNU General Public License and other open source licenses typically require that source code subject to the license be released or made available to the public. Such open source licenses typically mandate that proprietary software, when combined in specific ways with open source software, become subject to the open source license. We take steps to ensure that our proprietary software is not combined with, or does not incorporate, open source software in ways that would require our proprietary software to be subject to an open source license. However, few courts have interpreted the open source licenses, and the manner in which these licenses may be interpreted and enforced is therefore subject to uncertainty. If these licenses were to be interpreted in a manner different than we interpret them, we may find ourselves in violation of such licenses. While our customer contracts prohibit the use of our technology in any way that would cause it to violate an open source license, our customers could, in violation of our agreement, use our technology in a manner prohibited by an open source license.

In addition, we rely on multiple software engineers to design our proprietary products and technologies. Although we take steps to ensure that our engineers do not include open source software in the products and technologies they design, we may not exercise complete control over the development efforts of our engineers and we cannot be certain that they have not incorporated open source software into our proprietary technologies. In the event that portions of our proprietary technology are determined to be subject to an open source license, we might be required to publicly release the affected portions of our source code, which could reduce or eliminate our ability to commercialize our products.

We may engage in future acquisitions that could disrupt our business, cause dilution to our stockholders, reduce our financial resources and result in increased expenses.

In the future, we may acquire companies, assets or technologies in an effort to complement our existing offerings or enhance our market position. We have not made any acquisitions to date. Any future acquisitions we make could subject us to a number of risks, including:

•	the purchase price we pay could significantly deplete our cash reserves, impair our future operating flexibility or result in dilution to our existing stockholders;

•	we may find that the acquired company, assets or technology do not further improve our financial and strategic position as planned;

•	we may find that we overpaid for the company, asset or technology, or that the economic conditions underlying our acquisition have changed;

•	we may have difficulty integrating the operations and personnel of the acquired company;

•	we may have difficulty retaining the employees with the technical skills needed to enhance and provide services with respect to the acquired assets or technologies;

•	the acquisition may be viewed negatively by customers, financial markets or investors;

•	we may have difficulty incorporating the acquired technologies or products with our existing product lines;

•	we may encounter difficulty entering and competing in new product or geographic markets;

•	we may encounter a competitive response, including price competition or intellectual property litigation;

•	we may have product liability, customer liability or intellectual property liability associated with the sale of the acquired company’s products;

•	we may be subject to litigation by terminated employees or third parties;

•	we may incur debt, one-time write-offs, such as acquired in-process research and development costs, and restructuring charges;

•	we may acquire goodwill and other intangible assets that are subject to impairment tests, which could result in future impairment charges;

•	our ongoing business and management’s attention may be disrupted or diverted by transition or integration issues and the complexity of managing geographically or culturally diverse enterprises; and

•	our due diligence process may fail to identify significant existing issues with the target company’s product quality, product architecture, financial disclosures, accounting practices, internal controls, legal contingencies, intellectual property and other matters.

These factors could have a material adverse effect on our business, operating results and financial condition.

From time to time, we may enter into negotiations for acquisitions or investments that are not ultimately consummated. Such negotiations could result in significant diversion of management time, as well as substantial out-of-pocket costs, any of which could have a material adverse effect on our business, operating results and financial condition.

We currently rely on a single contract manufacturer to assemble our products, and our failure to manage our relationship with our contract manufacturer successfully could negatively impact our ability to sell our products.

We currently rely on a single contract manufacturer, Sanmina-SCI Corporation (referred to in this prospectus as “Sanmina”), to assemble our products, manage our supply chain and participate in negotiations regarding component costs. While we believe that our use of Sanmina provides benefits to our business, our reliance on Sanmina reduces our control over the assembly process, exposing us to risks, including reduced control over quality assurance, production costs and product supply. These risks could become more acute if we are successful in our efforts to increase revenue. If we fail to manage our relationship with Sanmina effectively, or if Sanmina experiences delays, disruptions, capacity constraints or quality control problems in its operations, our ability to ship products to our customers could be impaired and our competitive position and reputation could be harmed. In addition, we are required to provide forecasts to Sanmina regarding product demand and production levels. If we inaccurately forecast demand for our products, we may have excess or inadequate inventory or incur cancellation charges or penalties, which could adversely impact our operating results and financial condition.

Additionally, Sanmina can terminate our agreement for any reason upon 90 days’ notice or for cause upon 30 days’ notice. If we are required to change contract manufacturers or assume internal manufacturing operations due to any termination of the agreement with Sanmina, we may lose revenue, experience manufacturing delays, incur increased costs or otherwise damage our customer relationships. We cannot assure you that we will be able to establish an alternative manufacturing relationship on acceptable terms or at all.

We depend on a continued supply of components for our products from third-party suppliers, and if shortages of these components arise, we may not be able to secure enough components to build new products to meet customer demand or we may be forced to pay higher prices for these components.

We rely on a limited number of suppliers for several key components utilized in the assembly of our products, including disk drives and microprocessors. Although in many cases we use standard components for our products, some of these components may only be purchased or may only be available from a single supplier. In addition, we maintain relatively low inventory and acquire components only as needed, and neither we nor our contract manufacturer enter into long-term supply contracts for these components and none of our third-party suppliers is obligated to supply products to us for any specific period or in any specific quantities, except as may be provided in a particular purchase order. Our industry has experienced component shortages and delivery delays in the past, and we may experience shortages or delays of critical components in the future as a result of strong demand in the industry or other factors. If shortages or delays arise, we may be unable to ship our products to our customers on time, or at all, and increased costs for these components that we could not pass on to our customers would negatively impact our operating margins. For example, new generations of disk drives are often in short supply, which may limit our ability to procure these disk drives. In addition, disk drives represent a significant portion of our cost of revenue, and the price of various kinds of disk drives is subject to substantial volatility in the market. Many of the other components required to build our systems are also occasionally in short supply. Therefore, we may not be able to secure enough components at reasonable prices or of acceptable quality to build new products, resulting in an inability to meet customer demand or our own operating goals, which could adversely affect our customer relationships, business, operating results and financial condition.

We currently rely on a contract engineering firm for quality assurance and product integration engineering.

In addition to our internal research and development staff, we have contracted with Persistent Systems Pvt. Ltd. (referred to in this prospectus as “Persistent Systems”), located in Pune, India, to employ a dedicated team of over 50 engineers focused on quality assurance and product integration engineering. Persistent Systems can terminate our agreement for any reason upon 15 days’ notice. If we were required to change our contract engineering firm, including due to a termination of the agreement with Persistent Systems, we may experience delays, incur increased costs or otherwise damage our customer relationships. We cannot assure you that we will be able to establish an alternative contract engineering firm relationship on acceptable terms or at all.

Future interpretations of existing accounting standards could adversely affect our operating results.

Generally Accepted Accounting Principles in the United States, or GAAP, are subject to interpretation by the Financial Accounting Standards Board, or FASB, the American Institute of Certified Public Accountants, or AICPA, the SEC and various other bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported operating results, and they could affect the reporting of transactions completed before the announcement of a change. For example, we recognize our product revenue in accordance with AICPA Statement of Position, or SOP 97-2, Software Revenue Recognition, and related amendments and interpretations contained in SOP 98-9, Software Revenue Recognition with Respect to Certain Transactions. The AICPA and its Software Revenue Recognition Task Force continue to issue interpretations and guidance for applying the relevant accounting standards to a wide range of sales contract terms and business arrangements that are prevalent in software licensing arrangements and arrangements for the sale of hardware products that contain more than an insignificant amount of software. Future interpretations of existing accounting standards, including SOP 97-2 and SOP 98-9, or changes in our business practices could result in delays in our recognition of revenue that may have a material adverse effect on our operating results. For example, we may in the future have to defer recognition of revenue for a transaction that involves:

•	undelivered elements for which we do not have vendor-specific objective evidence of fair value;

•	requirements that we deliver services for significant enhancements and modifications to customize our software for a particular customer; or

•	material acceptance criteria.

Because of these factors and other specific requirements under GAAP for recognition of software revenue, we must include specific terms in customer contracts in order to recognize revenue when we initially deliver products or perform services. Negotiation of such terms could extend our sales cycle, and, under some circumstances, we may accept terms and conditions that do not permit revenue recognition at the time of delivery.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements could be impaired, which could adversely affect our operating results, our ability to operate our business and investors’ and customers’ views of us.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. We are in the process of documenting, reviewing and, if appropriate, improving our internal controls and procedures in anticipation of being a public company and eventually being subject to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the related SEC rules concerning internal control over financial reporting, which will in the future require annual management assessments, and an audit by our independent registered public accounting firm, of the effectiveness of our internal control over financial reporting. Implementing any appropriate changes to our internal controls may entail substantial costs in order to modify our existing financial and accounting systems, take a significant period of time to complete, and distract our officers, directors and employees from the operation of our business. Moreover, these changes may not be effective in maintaining the adequacy or effectiveness of our internal controls. Any failure to maintain effective internal controls, or a consequent inability to produce accurate financial statements on a timely basis in accordance with SEC and NYSE Arca rules, which we will be subject to as a public company, could increase our operating costs, materially impair our ability to operate our business, result in SEC investigations and penalties and lead to the delisting of our common stock from NYSE Arca. The resulting damage to our reputation in the marketplace and our financial credibility could significantly impair our sales and marketing efforts with customers. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements may seriously affect our stock price.

In the current public company environment, officers and directors are subject to increased scrutiny and may be subject to increased risk of liability. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers. This could negatively impact our future success.

We are subject to governmental export controls that could impair our ability to compete in international markets.

Our products are subject to U.S. export controls and may be exported outside the United States only with the required level of export license or through an export license exception. Changes in our products or changes in export regulations may create delays in the introduction of our products in international markets, prevent our customers with international operations from deploying our products throughout their global systems or, in some cases, prevent the export of our products to certain countries altogether. Any change in export regulations or related legislation, shift in approach to the enforcement or scope of existing regulations or change in the countries, persons or technologies targeted by these regulations could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers with international operations.

Adverse changes in economic conditions and reduced information technology spending may negatively impact our business.

Our business depends on the overall demand for information technology and on the economic health of our current and prospective customers and the geographic regions in which we operate. In addition, the purchase of our products is often discretionary and may involve a significant commitment of capital and other resources. As a result, weak economic conditions or a reduction in information technology spending could adversely impact demand for our products and therefore our business, operating results and financial condition.

Risks Related to this Offering and Ownership of Our Common Stock

The trading price of our common stock is likely to be volatile, and you might not be able to sell your shares at or above the initial public offering price.

Our common stock has no prior trading history. The initial public offering price for our common stock was determined through negotiations with the underwriters. The trading prices of the securities of newly public companies have often been highly volatile and may vary significantly from the initial public offering price. In addition, the trading price of our common stock will be susceptible to fluctuations in the market due to numerous factors, many of which may be beyond our control, including:

•	changes in operating performance and stock market valuations of other technology companies generally or those that sell data warehouse solutions in particular;

•	actual or anticipated fluctuations in our operating results;

•	the financial guidance that we may provide to the public, any changes in such guidance, or our failure to meet such guidance;

•	changes in financial estimates by securities analysts, our failure to meet such estimates, or failure of analysts to initiate or maintain coverage of our stock;

•	the public’s response to our press releases or other public announcements by us, including our filings with the SEC;

•	announcements by us or our competitors of significant technical innovations, customer wins or losses, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	introduction of technologies or product enhancements that reduce the need for our products;

•	the loss of key personnel;

•	the development and sustainability of an active trading market for our common stock;

•	lawsuits threatened or filed against us;

•	future sales of our common stock by our officers or directors; and

•	other events or factors affecting the economy generally, including those resulting from political unrest, war, incidents of terrorism or responses to such events.

The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. As a result of these and other factors, you might not be able to sell your shares at or above the price you pay for them in the initial public offering.

Some companies that have had volatile market prices for their securities have had securities class actions filed against them. If a suit were filed against us, regardless of its merits or outcome, it would likely result in substantial costs and divert management’s attention and resources. This could have a material adverse effect on our business, operating results and financial condition.

An active trading market may not develop for our common stock.

Prior to this offering, there has been no public market for shares of our common stock, and we cannot assure you that one will develop or be sustained after this offering. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of our common stock at an attractive price or at all.

Future sales of shares by existing stockholders could cause our stock price to decline.

Once a trading market develops for our common stock, many of our stockholders will have an opportunity to sell their common stock for the first time, subject to the contractual lock-up agreements and other restrictions on resale discussed in this prospectus. Sales by our existing stockholders of a substantial number of shares of common stock in the public market, or the threat that substantial sales might occur, could cause the market price of the common stock to decrease significantly. These factors could also make it difficult for us to raise additional capital by selling our common stock. See “Shares Eligible for Future Sale” for further details regarding the number of shares eligible for sale in the public market after this offering.

If securities or industry analysts do not publish research or publish unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on any research reports that securities or industry analysts publish about us or our business. After this offering, if no securities or industry analysts initiate coverage of our company, the trading price for our stock may be negatively impacted. In the event securities or industry analysts cover our company and one or more of these analysts downgrade our stock or publish unfavorable reports about our business, our stock price would likely decline. In addition, if any securities or industry analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

As a new investor, you will experience substantial dilution as a result of this offering.

The initial public offering price per share is substantially higher than the pro forma net tangible book value per share of our common stock immediately prior to this offering. As a result, new investors purchasing shares of our common stock in this offering will experience immediate dilution of $9.95 per share in pro forma net tangible book value per share from the price they paid, at the initial public offering price of $12.00 per share. In addition, investors who purchase shares in this offering will contribute approximately 59.0% of the total amount of equity capital raised by us through the date of this offering, but such investors will only own approximately 16.2% of our outstanding shares. This dilution is due to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of the company. In addition, we have issued options and warrants to acquire common stock at prices significantly below the assumed initial public offering price. To the extent any outstanding options and warrants are exercised, there will be further dilution to new investors in this offering.

We do not currently intend to pay dividends on our common stock and your ability to achieve a return on your investment will therefore depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our common stock and do not currently expect to pay any cash dividends for the foreseeable future. Our loan agreements with our lenders contain provisions prohibiting us from paying any dividends during the term of the agreements without our lenders’ prior written consent. We intend to use our future earnings, if any, in the operation and expansion of our business. Accordingly, you are not likely to receive any dividends on your common stock for the foreseeable future, and your ability to achieve a return on your investment will therefore depend on appreciation in the price of our common stock.

Provisions in our certificate of incorporation and by-laws and Delaware law might discourage, delay or prevent a change in control of our company or changes in our management and, therefore, may negatively impact the trading price of our common stock.

Provisions of our certificate of incorporation and our by-laws may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares of our common stock. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions:

•	establish a classified board of directors so that not all members of our board are elected at one time;

•	provide that directors may only be removed “for cause;”

•	authorize the issuance of “blank check” preferred stock that our board of directors could issue to increase the number of outstanding shares and to discourage a takeover attempt;

•	eliminate the ability of our stockholders to call special meetings of stockholders;

•	prohibit stockholder action by written consent, which has the effect of requiring all stockholder actions to be taken at a meeting of stockholders;

•	provide that the board of directors is expressly authorized to make, alter or repeal our by-laws; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control of our company by prohibiting stockholders owning in excess of 15% of our outstanding voting stock from merging or combining with us during a specified period unless certain approvals are obtained.

Our management will have broad discretion as to the use of the net proceeds from this offering and might not apply the proceeds in ways that increase the value of your investment or in ways with which you agree.

We expect to use a portion of the net proceeds to us from this offering to repay the amounts outstanding under our outstanding credit facilities. We intend to use the balance of the net proceeds for unspecified general corporate purposes, which may include acquisitions of companies, assets or technologies. Our management will have broad discretion over the use of the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these net proceeds. While it is the intention of our management to use the net proceeds from the offering in the best interests of the company, our management might not apply the net proceeds from this offering in ways that increase the value of your investment or in ways with which you agree. In addition, the market price of our common stock may fall if the market does not view our use of the net proceeds from this offering favorably.

Insiders will continue to own a significant portion of our outstanding common stock following this offering and will therefore have substantial control over us and will be able to influence corporate matters.

Upon completion of this offering, our executive officers, directors and their affiliates will beneficially own, in the aggregate, approximately 39.8% of our outstanding common stock. As a result, our executive officers, directors and their affiliates will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying or preventing another party from acquiring control over us.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In many cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or other similar words.

These forward-looking statements are only predictions. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to materially differ from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We have described in the “Risk Factors” section and elsewhere in this prospectus the principal risks and uncertainties that we believe could cause actual results to differ from these forward-looking statements. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as guarantees of future events.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

This prospectus also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified the statistical and other industry data generated by independent parties and contained in this prospectus, although we have no reason to believe that the data is not reliable. In addition, projections, assumptions and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $98.2 million, based on the initial public offering price of $12.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds to us from this offering for working capital and other general corporate purposes, including the development of new products, sales and marketing activities, capital expenditures and the costs of operating as a public company. Currently, we expect to fund a significant portion of our working capital and other general corporate purposes with funds generated from the sale of our products, and as a result, we do not have a specific plan, timeline or budget for the allocation of the net proceeds from this offering among potential general corporate purposes. We also intend to use a portion of the net proceeds to us to repay our outstanding debt under two loan agreements. As of April 30, 2007 we had $5.9 million outstanding under a term loan credit facility, dated June 14, 2005, with Silicon Valley Bank, as agent for certain other lenders, including Gold Hill Venture Lending. All unpaid principal and accrued interest under this loan is due and payable in full on June 1, 2009. Under the terms of this loan, the interest rate for each advance is the prime rate plus 4% and was between 10% to 12% at the time of each advance. In addition, on January 31, 2007 we entered into a revolving credit facility with Silicon Valley Bank to borrow up to an additional $15.0 million. All outstanding debt incurred under this revolving facility will become payable on January 30, 2008. Our interest rate under this revolving facility is 1% below the prime rate, and at April 30, 2007 was 7.25%. As of April 30, 2007, we had $4.0 million outstanding under this revolving credit facility.

We may use a portion of the net proceeds to expand our current business through acquisitions of complementary companies, assets or technologies. We currently have no agreements or commitments for any acquisitions. In addition, the amount and timing of what we actually spend for these purposes may vary significantly and will depend on a number of factors, including our future revenue and cash generated by operations. Accordingly, our management will have broad discretion in applying the net proceeds of this offering.

Some of the principal purposes of this offering are to create a public market for our common stock, increase our visibility in the marketplace, provide liquidity to existing stockholders and obtain additional working capital. A public market for our common stock will facilitate future access to public equity markets and enhance our ability to use our common stock as a means of attracting and retaining key employees and as consideration for acquisitions.

Pending the uses described above, we intend to invest the net proceeds to us in investment-grade, interest-bearing securities including corporate, financial institution, federal agency and U.S. government obligations.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock and do not expect to pay any cash dividends for the foreseeable future. We intend to use future earnings, if any, in the operation and expansion of our business. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, recent and expected operating results, current and anticipated cash needs, and restrictions imposed by lenders, if any.

Our term loan and security agreement, dated June 14, 2005 with Silicon Valley Bank and certain other lenders and our loan and security agreement with Silicon Valley Bank dated January 31, 2007 each contains a provision prohibiting us from paying any dividends during the term of the agreements without Silicon Valley Bank’s prior written consent.

CAPITALIZATION

The following table sets forth our capitalization as of April 30, 2007:

•	on an actual basis;

•	on a pro forma basis to give effect to the automatic conversion of all of our outstanding convertible preferred stock into common stock upon the closing of this offering, the one-for-two reverse split of our common stock effected prior to the closing of this offering, and the filing of our second amended and restated certificate of incorporation as of the closing date of this offering; and

•	on a pro forma as adjusted basis to give effect to the issuance and sale by us of 9,000,000 shares of our common stock in this offering at the initial public offering price of $12.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us and giving effect to the repayment of approximately $9.9 million of outstanding indebtedness.

You should read the following table together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information appearing elsewhere in this prospectus.

	As of April 30, 2007
	Actual		Pro Forma
	(restated)(1)	Pro Forma	as Adjusted
	(Unaudited)
	(In thousands, except share and
	per share data)

Cash and cash equivalents	$6,080	$6,080	$94,348

Note payable to bank, net of current portion	$3,418	$3,418	$—
Convertible redeemable preferred stock, par value $0.001 per share
Series A convertible redeemable preferred stock, 17,280,000 shares authorized, 17,200,000 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	12,978	—	—
Series B convertible redeemable preferred stock, 29,425,622 shares authorized, 29,389,622 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	35,752	—	—
Series C convertible redeemable preferred stock, 23,058,151 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	26,100	—	—
Series D convertible redeemable preferred stock, 8,147,452 shares authorized, 7,901,961 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	23,784	—	—
Stockholders’ equity (deficit):
Common stock, par value $0.001 per share, 150,000,000 shares authorized, 7,977,794 shares issued, actual; 500,000,000 shares authorized, 46,752,641 shares issued, pro forma; and 500,000,000 shares authorized, 55,752,641 shares issued, pro forma as adjusted	8	47	56
Preferred stock, par value $0.001 per share; no shares authorized, issued or outstanding, actual; 5,000,000 shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	—	—	—
Treasury stock, at cost	(14)	(14)	(14)
Other comprehensive income (loss)	(611)	(611)	(611)
Additional paid-in capital	—	99,597	197,778
Accumulated deficit	(83,039)	(83,039)	(83,039)

Total stockholders’ equity (deficit)	(83,656)	15,980	114,170

Total capitalization (including note payable, net of current portion)	$18,376	$19,398	$114,170

(1)	See Note 2 to our consolidated financial statements with regard to the restatement of our consolidated financial statements as of and for the three months ended April 30, 2007 for stock-based compensation and preferred stock warrant valuation.

The table above excludes (on a pro forma and pro forma as adjusted basis):

•	8,678,473 shares of our common stock issuable upon the exercise of stock options outstanding as of April 30, 2007, at a weighted average exercise price of $2.78 per share;

•	2,451,838 shares of our common stock reserved as of April 30, 2007 for future issuance under our stock compensation plans;

•	312,781 shares of our common stock issuable upon the exercise of warrants outstanding as of April 30, 2007, at a weighted average exercise price of $1.31 per share; and

•	17,500 shares of unvested restricted common stock.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per share of our common stock after this offering. Our pro forma net tangible book value as of April 30, 2007, was $16.0 million, or $0.34 per share of our common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the total number of shares of our common stock outstanding, after giving effect to the automatic conversion of all of our outstanding convertible preferred stock into common stock upon the closing of this offering and the one-for-two reverse split of our common stock effected prior to the closing of this offering.

After giving effect to the sale by us of 9,000,000 shares of our common stock in this offering at the initial public offering price of $12.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of April 30, 2007 would have been approximately $114.2 million, or $2.05 per share of our common stock. This amount represents an immediate increase in our pro forma net tangible book value of $1.71 per share to our existing stockholders and an immediate dilution in our pro forma net tangible book value of $9.95 per share to new investors purchasing shares of our common stock in this offering at the assumed initial public offering price.

The following table illustrates this dilution on a per share basis:

Initial public offering price per share		$12.00
Pro forma net tangible book value per share as of April 30, 2007	$0.34
Increase per share attributable to this offering	$1.71
Pro forma net tangible book value per share after this offering		$2.05

Dilution per share to new investors		$9.95

To the extent any outstanding options or warrants are exercised, new investors will experience further dilution.

The following table summarizes, as of April 30, 2007, the number of shares purchased or to be purchased from us, the total consideration paid or to be paid to us, and the average price per share paid or to be paid to us by existing stockholders and new investors purchasing shares of our common stock in this offering at the initial public offering price of $12.00 per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us. As the table below shows, new investors purchasing shares of our common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid.

					Average
	Shares Purchased		Total Consideration		Price Per
	Number	Percent	Amount	Percent	Share

Existing stockholders	46,631,079	83.8%	$74,993,148	41.0%	$1.61
New investors	9,000,000	16.2	108,000,000	59.0	12.00

Total	55,631,079	100%	$182,993,148	100%

The number of shares purchased from us by existing stockholders is based on 46,631,079 shares of our common stock outstanding as of April 30, 2007 after giving effect to the automatic conversion of all of our outstanding convertible preferred stock into common stock upon the closing of this offering and the one-for-two reverse split of our common stock effected prior to the closing of this offering and includes all issued and outstanding shares of unvested restricted common stock. This number excludes:

•	8,678,473 shares of our common stock issuable upon the exercise of stock options outstanding as of April 30, at a weighted average exercise price of $2.78 per share;

•	2,451,838 shares of our common stock reserved as of April 30, 2007 for future issuance under our stock compensation plans; and

•	312,781 shares of our common stock issuable upon the exercise of warrants outstanding as of April 30, 2007, at a weighted average exercise price of $1.31 per share.

If all our outstanding stock options and outstanding warrants had been exercised as of April 30, 2007, our pro forma net tangible book value as of April 30, 2007 would have been approximately $40.5 million or $0.73 per share of our common stock, and the pro forma net tangible book value after giving effect to this offering would have been $2.15 per share, representing dilution in our pro forma net tangible book value per share to new investors of $9.85.

SELECTED CONSOLIDATED FINANCIAL DATA

The following consolidated statement of operations data for the fiscal years ended January 31, 2005, January 31, 2006 and January 31, 2007 and consolidated balance sheet data as of January 31, 2006 and January 31, 2007 have been derived from our audited consolidated financial statements and the related notes appearing elsewhere in this prospectus. The following consolidated statement of operations data for the fiscal years ended January 31, 2003 and January 31, 2004 and consolidated balance sheet data as of January 31, 2003, January 31, 2004 and January 31, 2005 have been derived from our audited consolidated financial statements that do not appear in this prospectus. The following consolidated statement of operations data for the three months ended April 30, 2006 and April 30, 2007 and consolidated balance sheet data as of April 30, 2007 have been derived from our unaudited consolidated financial statements and related notes appearing elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements contained in this prospectus and include, in the opinion of management, all adjustments necessary for the fair presentation of our financial position and results of operations for these periods. The financial data set forth below should be read together with our consolidated financial statements, the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected for any future period.

						Three Months Ended April 30,
	Fiscal Year Ended January 31,						2007
	2003	2004	2005	2006	2007	2006	(restated)(2)
						(Unaudited)
	(In thousands, except share and per share data)

Consolidated Statement of Operations Data:
Revenue
Product	$—	$13,036	$30,908	$45,508	$64,632	$8,889	$20,577
Services	—	597	5,121	8,343	14,989	3,109	4,765

Total revenue	—	13,633	36,029	53,851	79,621	11,998	25,342
Cost of revenue
Product	—	4,017	8,874	18,941	26,697	3,565	8,395
Services	—	979	1,640	3,491	5,403	1,325	1,648

Total cost of revenue	—	4,996	10,514	22,432	32,100	4,890	10,043

Gross profit	—	8,637	25,515	31,419	47,521	7,108	15,299
Operating expenses
Sales and marketing	3,470	7,791	14,783	25,626	32,908	6,373	9,669
Research and development	9,162	8,643	11,366	16,703	18,037	4,226	5,484
General and administrative	2,557	2,010	2,500	3,124	4,827	852	1,755

Total operating expenses	15,189	18,444	28,649	45,453	55,772	11,451	16,908

Operating loss	(15,189)	(9,807)	(3,134)	(14,034)	(8,251)	(4,343)	(1,609)
Interest income	231	145	206	487	414	120	22
Interest expense	74	239	121	173	765	92	213
Other income (expense), net	—	(51)	35	(87)	627	185	169

Loss before income taxes and cumulative effect of change in accounting principle	$(15,032)	$(9,952)	$(3,014)	$(13,807)	$(7,975)	$(4,130)	$(1,631)
Income tax provision	—	—	—	—	—	—	(274)

Loss before cumulative effect of change in accounting principle	$(15,032)	$(9,952)	$(3,014)	$(13,807)	$(7,975)	$(4,130)	$(1,905)
Cumulative effect of change in accounting principle	—	—	—	(218)	—	—	—

Net loss	$(15,032)	$(9,952)	$(3,014)	$(14,025)	$(7,975)	$(4,130)	$(1,905)
Accretion to preferred stock	(2,482)	(3,877)	(4,096)	(5,797)	(5,931)	(1,483)	(1,483)

Net loss attributable to common stockholders	$(17,514)	$(13,829)	$(7,110)	$(19,822)	$(13,906)	$(5,613)	$(3,388)

Net loss per share attributable to common stockholders — basic and diluted:
Loss before cumulative effect of change in accounting principle	$(2.74)	$(1.74)	$(0.50)	$(2.08)	$(1.09)	$(0.57)	$(0.25)
Cumulative effect of change in accounting principle	—	—	—	(0.03)	—	—	—
Accretion to preferred stock	(0.45)	(0.67)	(0.67)	(0.88)	(0.81)	(0.21)	(0.19)

Net loss per share attributable to common stockholders — basic and diluted	$(3.19)	$(2.41)	$(1.17)	$(2.99)	$(1.90)	$(0.78)	$(0.44)

Weighted average number of common shares outstanding	5,492,625	5,735,952	6,077,538	6,635,274	7,319,231	7,186,776	7,786,366

Pro forma net loss per share — basic and diluted (unaudited)(1)					$(0.17)		$(0.04)

Pro forma weighted average common shares outstanding (unaudited)(1)					46,094,078		46,561,213

(1)	The pro forma consolidated statement of operations data in the table above gives effect to the automatic conversion of all of our outstanding convertible preferred stock into common stock upon the closing of this offering. Please refer to page F-17 in the notes to our consolidated financial statements for additional information about the calculation of the weighted average number of common shares outstanding.

(2)	See Note 2 to our consolidated financial statements with regard to the restatement of our consolidated financial statements as of and for the three months ended April 30, 2007 for stock-based compensation and preferred stock warrant valuation.

						As of April 30,
	As of January 31,					2007
	2003	2004	2005	2006	2007	(restated)(1)
						(Unaudited)
	(In thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$9,903	$15,014	$22,193	$14,663	$5,018	$6,080
Working capital	9,371	19,387	28,708	20,329	25,899	26,212
Total assets	12,392	26,731	39,443	45,864	69,199	69,706
Note payable to bank, including current portion	1,454	1,544	—	3,000	6,535	9,922
Convertible redeemable preferred stock	37,279	61,156	80,904	91,200	97,131	98,614
Total stockholders’ deficit	(28,119)	(41,977)	(49,110)	(67,932)	(81,123)	(83,656)

(1)	See Note 2 to our consolidated financial statements with regard to the restatement of our consolidated financial statements as of and for the three months ended April 30, 2007 for stock-based compensation and preferred stock warrant valuation.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and the related notes and the other financial information appearing elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under “Risk Factors.”

Overview

We were founded in August 2000 to develop data warehouse appliances that enable real-time business intelligence. Our NPS appliance integrates database, server and storage platforms in a purpose-built unit to enable detailed queries and analyses on large volumes of stored data. The results of these queries and analyses provide organizations with actionable information to improve their business operations. The amount of data that is being generated and stored by organizations is exploding. As the volume of data continues to grow, enterprises have recognized the value of analyzing such data to significantly improve their operations and competitive position. This increasing amount of data and the importance of data analysis has led to a heightened demand for data warehouses that provide the critical framework for data-driven enterprise decision-making and business intelligence. Many traditional data warehouse systems were initially designed to aggregate and analyze smaller quantities of data, using general-purpose database, server and storage platforms patched together as a data warehouse system. Such patchwork architectures are often used by default to store and analyze data, despite the fact that they are not optimized to handle terabytes of constantly growing and changing data and as a result, are not as effective in handling the in-depth analyses that large businesses are now requiring of their data warehouse systems. The increasing number of users accessing the data warehouse and the sophistication of the queries employed by these users is making the strain of using these legacy systems even more challenging for many organizations.

Business intelligence solutions are still in their early stages of growth and their continued adoption and growth in the marketplace remain uncertain. Additionally, our appliance approach requires our customers to run their data warehouses in new and innovative ways and often requires our customers to replace their existing equipment and supplier relationships, which they may be unwilling to do, especially in light of the often critical nature of the components and systems involved and the significant capital and other resources they may have previously invested. Furthermore, purchases of our products involve material changes to established purchasing patterns and policies. Even if prospective customers recognize the need for our products, they may not select our NPS solution because they choose to wait for the introduction of products and technologies that serve as a replacement or substitute for, or represent an improvement over, our NPS solutions. Therefore, our future success also depends on our ability to maintain our leadership position in the data warehouse market and to proactively address the needs of the market and our customers to further drive the adoption of business intelligence and to sustain our competitive advantage versus competing approaches to business intelligence and alternate product offerings.

We are headquartered in Framingham, Massachusetts. Our personnel and operations are also located throughout the United States, as well as in Canada, the United Kingdom, Australia, Japan and Korea. We expect to continue to add personnel in the United States and internationally to provide additional geographic sales and technical support coverage.

Revenue

We derive our revenue from sales of products and related services. We sell our data warehouse appliances worldwide to large global enterprises, mid-market companies and government agencies through our direct salesforce as well as indirectly via distribution partners. To date, we have derived the substantial majority of our revenue from customers located in the United States. For fiscal 2007 and for the first three months of fiscal 2008, U.S. customers accounted for approximately 76% and 75% of our revenue, respectively.

Product Revenue.  The significant majority of our revenue is generated through the sale of our NPS appliances, primarily to companies in the following vertical industries: telecommunications, e-business, retail, financial services, analytic service providers, government and healthcare. Since we began shipping our products in fiscal 2004, our product revenue has grown from $13.0 million in fiscal 2004 to $30.9 million in fiscal 2005, $45.5 million in fiscal 2006, $64.6 million in fiscal 2007 and $20.6 million in the first three months of fiscal 2008. As we have grown we have reduced our dependency on our largest customers, with no customer accounting for more than 10% of our total revenue in fiscal 2007. However, for the first quarter of fiscal 2008, one customer did account for more than 10% of our revenue. Our future revenue growth will depend in significant part upon further sales of our NPS appliances to our existing customer base. As of April 30, 2007, 75% of our customers have purchased more than one NPS appliance, and the NPS system is priced to allow customers to “pay as they grow” by adding incremental capacity as their needs increase. In addition, increasing our sales to new customers in existing vertical industries we currently serve and in other vertical industries that depend upon high-performance data analysis is an important element of our strategy. We consider the further development of our direct and indirect sales channels in domestic and international markets to be a key to our future revenue growth and the global acceptance of our products. Our future revenue growth will also depend on our ability to sustain the high levels of customer satisfaction generated by providing “high-touch”, high-quality support. In addition, the market for our products is characterized by rapid technological change, frequent new product introductions and evolving industry standards. Our future revenue growth is dependent on the successful development and introduction of new products and enhancements. Such new introductions and enhancements could reduce demand for our existing products and cause customers to delay purchasing decisions until such new products and enhancements are introduced. To address these risks we will seek to expand our sales and marketing efforts, continue to pursue research and development as well as acquisition opportunities to expand and enhance our product offering.

We maintain a standard price list for all our products. In addition, we have a corporate policy that governs the level of discounting our sales organization may offer on our products based on factors such as transaction size, volume of products, competition and distribution partner involvement. Our total product revenue and gross profit are directly affected by our ability to manage our product pricing policy. In addition, competition continues to increase and, in the future, we may be forced to reduce our prices to remain competitive.

Services Revenue.  We sell product maintenance services to our customers. In addition, we offer installation, training and professional services to our customers. The percentage of our total revenue derived from support services was 14% in fiscal 2005, 15% in fiscal 2006 and 19% in each of fiscal 2007 and the first three months of fiscal 2008. We anticipate that maintenance services will continue to be purchased by new and existing customers and that services revenue will continue to be between 18% and 20% of our total revenue.

Cost of Revenue and Gross Profit

Cost of product revenue consists primarily of amounts paid to Sanmina, our contract manufacturer, in connection with the procurement of hardware components and assembly of those components into our NPS appliance systems. Neither we nor Sanmina enter into long-term supply contracts for our hardware components, which can cause our cost of product revenue to fluctuate. These product costs are recorded when the related product revenue is recognized. Cost of revenue also includes shipping, warehousing and logistics expenses, warranty reserves and inventory write-downs to write down the carrying value of inventory to the lower of cost or market. Shipping, warehousing and logistics costs are recognized as incurred. Estimated warranty costs are recorded when the related product revenue is recognized.

Cost of services revenue consists primarily of salaries and employee benefits for our support staff and worldwide installation and technical account management teams and amounts paid to Hewlett-Packard to provide on-site hardware service.

Our gross profit has been and will continue to be affected by a variety of factors, including the relative mix of product versus services revenue; our mix of direct versus indirect sales (as sales through our indirect channels have lower average selling prices and gross profit); and changes in the average selling prices of our products and services, which can be adversely affected by competitive pressures. Additional factors affecting gross profit include the timing of new product introductions, which may reduce demand for our existing product as customers await the arrival of new products and could also result in additional reserves against older product inventory, cost reductions through redesign of existing products and the cost of our systems hardware. The data warehouse market is highly competitive and we expect this competition to intensify in the future, especially as we move into additional vertical industries. If our market share in such industries increases, we expect pricing pressure to increase, which will reduce product gross margins.

If our customer base continues to grow, it will be necessary for us to continue to make significant upfront investments in our customer service and support infrastructure to support this growth. The rate at which we add new customers will affect the level of these upfront investments. The timing of these additional expenditures could materially affect our cost of revenue, both in absolute dollars and as a percentage of total revenue, in any particular period. This could cause downward pressure on gross margins.

Operating Expenses

Operating expenses consist of sales and marketing, research and development, and general and administrative expenses. Personnel-related costs are the most significant component of each of these expense categories. We grew to 233 employees at April 30, 2007 from 90 employees at January 31, 2004. We expect to continue to hire significant numbers of new employees to support our anticipated growth.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of salaries and employee benefits, sales commissions, marketing program expenses and allocated facilities expenses. We plan to continue to invest in sales and marketing by increasing the number of our sales personnel worldwide, expanding our domestic and international sales and marketing activities, and further building brand awareness. Accordingly, we expect sales and marketing expenses to continue to increase in total dollars although we expect these expenses to decrease as a percentage of total revenue. Generally, sales personnel are not immediately productive and thus sales and marketing expenses related to new sales hires are not immediately accompanied by higher revenue. Hiring additional sales personnel may reduce short-term operating margins until the sales personnel become productive and generate revenue. Accordingly, the timing of hiring sales personnel and the rate at which they become productive will affect our future performance.

Research and Development Expenses

Research and development expenses consist primarily of salaries and employee benefits, product prototype expenses, allocated facilities expenses and depreciation of equipment used in research and development activities. In addition to our U.S. development teams, we use an offshore development team employed by a contract engineering firm in Pune, India. Research and development expenses are recorded as incurred. We devote substantial resources to the development of additional functionality for existing products and the development of new products. We intend to continue to invest significantly in our research and development efforts because we believe they are essential to maintaining and increasing our competitive position. We expect research and development expenses to increase in total dollars, although we expect such expense to decrease as a percentage of total revenue.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and employee benefits, allocated facilities expenses and fees for professional services such as legal, accounting and compliance. We expect general and administrative expenses to increase in total dollars and to increase slightly as a percentage of revenue in fiscal 2008 as we invest in infrastructure to support continued growth and incur additional expenses of approximately $825,000 related to being a publicly traded company, including additional accounting and legal fees, costs of compliance with securities and other regulations, investor relation expenses and higher insurance premiums, including premiums related to director and officer insurance.

Stock-based Compensation

Effective February 1, 2006, we adopted the Statement of Financial Accounting Standards, or SFAS, No. 123(R), Share Based Payment, using the prospective transition method. SFAS No. 123(R) addresses all forms of shared-based payment awards, including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. SFAS No. 123(R) requires us to expense share-based payment awards with compensation cost for share-based payment transactions measured at fair value. Under this transition method, stock-based compensation expense recognized beginning February 1, 2006 is based on the grant date fair value of stock awards granted or modified after February 1, 2006. For fiscal 2007, we recorded $0.9 million of compensation expense in connection with stock-based awards. During the first three months of fiscal 2008, we granted stock options for 1,875,250 shares with an exercise price of $6.70 per share. In June 2007, in connection with our proposed initial public offering and after learning of the proposed initial public offering price range recommended by our managing underwriters, our board of directors decided to undertake a reassessment of the fair market value of our common stock as of the February 14, 2007 and February 28, 2007 grant dates. As part of this reassessment, our board of directors took into account not only the factors it originally considered in connection with setting a fair market value of $6.70 per share as of February 14, 2007, but also discussed and gave further consideration to our strong financial performance in the fourth quarter of fiscal 2007, our financial outlook for 2008, and our prospects for an initial public offering.

Following this reassessment, our board of directors, with input from management, determined that the fair market value of our common stock as of February 14, 2007 and February 28, 2007 was $8.00 per share. As a result of this determination, the exercise prices of stock option grants in the first three months of fiscal 2008 were less than the respective fair values of our common stock on the grant dates for accounting purposes. We have therefore revised the Black-Scholes fair value of these stock options to reflect the reassessed fair value of our common stock. The table below details the original and revised values associated with these grants.

Black-Scholes
		Fair Value	Black-Scholes	Increase in
	Exercise Price	as Determined	Fair Value as	Fair Value of
Shares Granted	Per share	On Grant Date	Revised	Options Granted
		(In thousands)	(In thousands)	(In thousands)

1,875,250	$6.70	$8,377	$10,385	$2,008

The options granted in the first three months of fiscal 2008 are stock options that are accounted for under SFAS 123R. Pursuant to SFAS 123R, the Black-Scholes fair value of these grants will be recognized as compensation expense on a straight line basis over the vesting period of the options, which is generally five years. For the first three months of fiscal 2008, we recorded $0.9 million of compensation expense in connection with stock-based awards based upon the revised fair value of the stock options. Unrecognized stock-based compensation expense of non-vested stock options of $15.7 million, net of forfeitures, as of April 30, 2007, is expected to be recognized using the straight-line method over a weighted average period of 4.4 years. We expect to recognize $2.6 million in stock-based compensation in the remaining three quarters of fiscal 2008, excluding the impact of any grants made after April 30, 2007.

Other

Interest Income (Expense), Net

Interest income (expense), net primarily consists of interest income on cash balances and interest expense on our outstanding debt.

Other Income (Expense), Net

Other income (expense), net primarily consists of losses or gains on translation of non-U.S. dollar transactions into U.S. dollars and mark-to-market adjustments on preferred stock warrants.

Cumulative Effect of Change in Accounting Principle

On June 29, 2005, the FASB issued FSP 150-5. FSP 150-5 affirms that freestanding warrants to purchase shares that are redeemable are subject to the requirements in SFAS No. 150, regardless of the redemption price or the timing of the redemption feature. Therefore, under SFAS No. 150, the outstanding freestanding warrants to purchase our convertible preferred stock are liabilities that must be recorded at fair value each quarter, with the changes in estimated fair value in the quarter recorded as other expense or income in our consolidated statement of operations.

We adopted FSP 150-5 as of August 1, 2005 and recorded an expense of $0.2 million for the cumulative effect of the change in accounting principle to reflect the estimated fair value of these warrants as of that date. There was no change in fair value between the adoption date and January 31, 2006. For the year ended January 31, 2007 and for the three months ended April 30, 2007, we recorded $0.2 million and $0.3 million, respectively, of additional expense to reflect the increase in fair value between February 1, 2006 and January 31, 2007 and during the three months ended April 30, 2007, respectively. The pro forma effect of the adoption of FSP 150-5 on our results of operations for fiscal 2004 and 2005, if applied retroactively as if SFAS No. 150 had been adopted in those years, was not material. We estimated the fair value of these warrants at the respective balance sheet dates using the Black-Scholes option valuation model. This model utilizes as inputs the estimated fair value of the underlying convertible preferred stock at the valuation measurement date, the remaining contractual term of the warrant, risk-free interest rates, expected dividends and expected volatility of the price of the underlying convertible preferred stock.

Application of Critical Accounting Policies and Use of Estimates

Our consolidated financial statements are prepared in accordance with GAAP. These accounting principles require us to make certain estimates, judgments and assumptions that can affect the reported amounts of assets and liabilities as of the dates of the consolidated financial statements, the disclosure of contingencies as of the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the periods presented. We evaluate these estimates, judgments and assumptions on an ongoing basis. Although we believe that our estimates, judgments and assumptions are reasonable under the circumstances, actual results may differ from those estimates.

We believe that of our significant accounting policies, which are described in the notes to the financial statements appearing elsewhere in this prospectus, the following accounting policies involve the most judgment and complexity:

•	revenue recognition;

•	stock-based compensation;

•	inventory valuation;

•	warranty reserves; and

•	accounting for income taxes.

Accordingly, we believe the policies set forth above are the most critical to aid in fully understanding and evaluating our financial condition and results of operations. If actual results or events differ materially from the estimates, judgments and assumptions used by us in applying these policies, our reported financial condition and results of operations could be materially affected.

Revenue Recognition

We derive our revenue from sales of products and related services and enter into multiple-element arrangements in the normal course of business with our customers and distribution partners. In all of our arrangements, we do not recognize any revenue until we can determine that persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and we deem collection to be probable. In making these judgments, we evaluate these criteria as follows:

•	Evidence of an arrangement. We consider a non-cancelable agreement signed by the customer and us to be persuasive evidence of an arrangement.

•	Delivery has occurred. We consider delivery to have occurred when product has been delivered to the customer and no post-delivery obligations exist other than ongoing support obligations. In instances where customer acceptance is required, delivery is deemed to have occurred when customer acceptance has been achieved.

•	Fees are fixed or determinable. We consider the fee to be fixed or determinable unless the fee is subject to refund or adjustment or is not payable within normal payment terms. If the fee is subject to refund or adjustment, we recognize revenue when the right to a refund or adjustment lapses. If offered payment terms exceed our normal terms, we recognize revenue as the amounts become due and payable or upon the receipt of cash.

•	Collection is deemed probable. We conduct a credit review for all transactions at the inception of an arrangement to determine the creditworthiness of the customer. Collection is deemed probable if, based upon our evaluation, we expect that the customer will be able to pay amounts under the arrangement as payments become due. If we determine that collection is not probable, revenue is deferred and recognized upon the receipt of cash.

We enter into multiple element arrangements in the normal course of business with our customers. We recognize elements in such arrangements when delivered and the amount allocated to each element is based on vendor specific objective evidence of fair value (“VSOE”). We determine VSOE based upon the amount charged when we sell an element separately. When VSOE exists for undelivered elements but not for the delivered elements, we use the “residual method.” Under the residual method, we initially defer the fair value of the undelivered elements. The residual contract amount is then allocated to and recognized for the delivered elements. Thereafter, we recognize the amount deferred for the undelivered elements when those elements are delivered. For arrangements in which VSOE does not exist for each undelivered element, we defer revenue for the entire arrangement and recognize it only when delivery of all the elements without VSOE has occurred, unless the only undelivered element is maintenance in which case we recognize revenue from the entire contract ratably over the maintenance period.

The determination of VSOE is highly judgmental and is a key factor in determining whether revenue may be recognized or must be deferred and the extent to which it may be recognized once the various elements of an arrangement are delivered. We assess VSOE based on previous sales of products and services, the type and size of customer and renewal rates in contracts. We monitor VSOE on an ongoing basis. A change in our assessment of, or our inability to establish VSOE for products or services may result in significant variation in our revenues and operating results.

Stock-Based Compensation

Through January 31, 2006, we accounted for our stock-based employee compensation arrangements in accordance with the intrinsic value provisions of Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations. Under the intrinsic value method, compensation expense is measured on the date of the grants as the difference between the fair value of our common stock and the exercise or purchase price multiplied by the number of stock options or restricted stock awards granted.

Through January 31, 2006, we accounted for stock-based compensation expense for non-employees using the fair value method prescribed by Statement of Financial Accounting Standards, or SFAS, No. 123 and the Black-Scholes option pricing model, and recorded the fair value of non-employee stock options as an expense over the vesting term of the option.

In December 2004, FASB issued SFAS No. 123(R), which requires companies to expense the fair value of employee stock options and other forms of stock-based compensation. We adopted SFAS No. 123(R) effective February 1, 2006. SFAS No. 123(R) requires nonpublic companies that used the minimum value method under SFAS No. 123 for either recognition or pro forma disclosures to apply SFAS No. 123(R) using the prospective-transition method. As such, we will continue to apply APB Opinion No. 25 in future periods to equity awards outstanding at the date of adoption of SFAS No. 123(R) that were measured using the minimum value method. In accordance with SFAS No. 123(R), we will recognize the compensation cost of employee stock-based awards granted subsequent to February 1, 2006 in the statement of operations using the straight-line method over the vesting period of the award. Effective with the adoption of SFAS No. 123(R), we have elected to use the Black-Scholes option pricing model to determine the fair value of stock options granted.

As there has been no public market for our common stock prior to this offering, and therefore a lack of company-specific historical and implied volatility data, we have determined the share price volatility for options granted in fiscal 2007 and during the first three months of fiscal 2008 based on an analysis of reported data for a peer group of companies that granted options with substantially similar terms. The expected volatility of options granted has been determined using an average of the historical volatility measures of this peer group of companies for a period equal to the expected life of the option. The expected volatility for options granted during fiscal 2007 was 75%-83% and during the first three months of fiscal 2008 was 75%. We intend to continue to consistently apply this process using the same or similar entities until a sufficient amount of historical information regarding the volatility of our own share price becomes available, or unless circumstances change such that the identified entities are no longer similar to us. In this latter case, more suitable, similar entities whose share prices are publicly available would be utilized in the calculation.

The expected life of options granted has been determined utilizing the “simplified” method as prescribed by the SEC’s Staff Accounting Bulletin, or SAB, No. 107, Share-Based Payment. The expected life of options granted during fiscal 2007 and during the first three months of fiscal 2008 was 6.5 years. For fiscal 2007, the weighted average risk-free interest rate used ranged from 4.56% to 5.03% and for the first three months of fiscal 2008, a risk-free interest rate of 4.49% was used. The risk-free interest rate is based on a daily treasury yield curve rate whose term is consistent with the expected life of the stock options. We have not paid and do not anticipate paying cash dividends on our shares of common stock; therefore, the expected dividend yield is assumed to be zero.

In addition, SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates, whereas SFAS No. 123 permitted companies to record forfeitures based on actual forfeitures, which was our historical policy under SFAS No. 123. As a result, we applied an estimated forfeiture rate, based on our historical forfeiture experience, of 2.0% in fiscal 2007 and in the first three months of fiscal 2008 in determining the expense recorded in our consolidated statement of operations.

We have historically granted stock options at exercise prices no less than the fair market value as determined by our board of directors, with input from management. Our board exercised judgment in determining the estimated fair value of our common stock on the date of grant based on a number of objective and subjective factors. Factors considered by our board of directors included:

•	Contemporaneous valuation reports that we received from Revolution Partners, an independent valuation firm, in February 2006, August 2006, November 2006 and February 2007. Each of the independent valuations reported a valuation range for our common stock based upon a combination of three different methodologies:

•	Implied valuation based on comparable companies — this method uses direct comparisons to comparable public companies and their valuations, trading and operating statistics to estimate comparable valuation ranges. In applying this methodology, Revolution Partners selected publicly traded companies that were comparable to us in a variety of factors, such as industry, business model, growth rates and size. Companies included in the comparable company analysis were similar to us with respect to some, but not necessarily all, of these characteristics. For example, some of the companies were chosen because they provide solutions to the data center hardware sector and others because they operate in the IT infrastructure industry. The valuation produced by this methodology is not adjusted to compensate for any differences between the companies included in this group and our company in order to achieve comparability. A discount to the initial valuation produced by this methodology is then applied based upon the lack of marketability of our common stock to estimate its fair value. The factors used in determining this illiquidity discount include the company’s stage of development, operating history, size, likelihood of a liquidity event and possible timing of a liquidity event. For early-stage technology companies, Revolution Partners suggests an illiquidity discount rate range of 30-60%. In the initial valuation analysis for January 2006, Revolution Partners applied a 20% illiquidity discount to the comparable company analysis, which is lower than the early stage discount rate range mentioned above because we (i) were a well-established company with significant contracts and customers, (ii) had been in business for over five years and had nearly 200 employees, (iii) had over $50 million of annual revenue, and (iv) had good prospects for a timely liquidity event. In subsequent analyses, Revolution Partners lowered the illiquidity discount to reflect the progress we had made in our business and the greater likelihood of an initial public offering. In August 2006, November 2006 and February 2007, Revolution Partners used illiquidity discount rates of 20%, 15% and 7.5%, respectively.

•	Implied valuation based on precedent transactions — this method compares recently acquired companies and their enterprise values relative to their revenue profile to develop a comparative valuation based upon revenue multiple profiles similar to our revenue multiple profiles. The valuation analyses provided by Revolution Partners did not directly factor in the effect of significant value-creating milestones, because the results of these milestones had already been factored into the revenue projections provided to them by us. The Revolution Partners valuations did not take into account any significant value-creating milestones of the comparable companies, independent of those reflected in their operating results.

•	Implied valuation based upon projected discounted cash flows — this method applies a discount rate to our long-term projected cash flows to produce an implied valuation range. Revolution Partners applied a 20% discount rate in the discounted cash flow analysis, which was determined by using a weighted average cost of capital analysis of certain comparable companies. The discount rate did not change over the course of the valuation analyses.

The implied valuation ranges yielded by these three methodologies are then combined to produce a blended valuation range. To determine the blended valuation range, Revolution Partners relied predominantly on the valuation ranges provided by the comparable company and precedent transaction analyses. The process of determining a blended valuation begins by determining the highest and lowest valuations of both the comparable company and precedent transaction analyses. In determining the blended valuation range, Revolution Partners then chose a valuation range that fell within the middle of the combined valuation range. Although the discounted cash flow analysis, otherwise known as DCF, is the least relevant methodology to determining the value of high-growth, early-stage technology companies, Revolution Partners utilized the DCF valuation as a benchmark to test the results of the blended valuation. Revolution Partners adjusted the blended valuation range if it substantially differed from the DCF valuation range. For the January 2006, August 2006 and November 2006 analyses, the valuation determined from the blended valuation range did not substantially differ from the DCF valuation range so no adjustments were made. In the February 2007 analysis, the initial blended valuation range was nearly double the DCF valuation range, and accordingly, Revolution Partners revised the blended valuation range downward. As a last step, Revolution Partners applied a common stock discount to the blended valuation range. There are several factors that Revolution Partners considered in determining the common stock discount, including voting rights, observer rights, information rights, rights to board seats, registration rights, rights of first refusal, preemptive rights and the likelihood of an initial public offering (where it is expected that preferred stock automatically converts to common). The experience of Revolution Partners suggests that a 30-50% discount rate is appropriate for a typical early-stage technology company, although the range can vary widely as each company has unique circumstances. In our initial valuation analysis in January 2006, Revolution Partners utilized a 40% common stock discount that was applied to the value attributable to common stock. In the judgment of Revolution Partners, a 40% discount was appropriate for a company with our profile of preferred rights and our potential for an initial public offering in the near future. In subsequent analyses, the discount rate was decreased as the likelihood of an initial public offering increased. In August 2006, November 2006 and February 2007, Revolution Partners used discount rates of 30%, 15% and 7.5%, respectively.

•	The agreed-upon consideration paid in arms-length transactions in the form of convertible preferred stock;

•	The superior rights and preferences of our preferred stock as compared to our common stock;

•	Historical and anticipated results of operations; and

•	The lack of liquidity of our common stock and the prospects for a liquidity event.

Since the beginning of fiscal 2006, we granted stock options with exercise prices as follows:

		Exercise
	Number of	Price per
Stock Option Grant Dates	Options Granted	Share

February 1, 2005 - November 7, 2005	699,000	$1.00
November 8, 2005 - December 18, 2005	9,000	$1.20
January 1, 2006 - February 20, 2006	1,184,250	$2.50
May 9, 2006	476,750	$2.50
August 10, 2006	1,672,250	$2.50
November 15, 2006	347,000	$4.50
December 19, 2006	80,500	$4.50
February 14, 2007	1,825,250	$6.70
February 28, 2007	50,000	$6.70

Our board of directors determined that the fair market value of our common stock had increased significantly in February 2006 as compared to the most recent determination of value in late 2005. The primary reasons for the February 2006 increase were the valuation report from Revolution Partners, which, based upon (i) a comparable companies valuation range of $243 million to $323 million, (ii) a precedent transaction valuation range of $233 million to $303 million and (iii) a discounted cash flows valuation range of $226 million to $302 million, and after applying the common stock discount, yielded a blended valuation range of $240 million to $313 million, or $2.50 to $3.46 per share; and our financial performance in the quarter and fiscal year ended January 31, 2006, in which we recorded record quarterly revenues and a 49% increase in annual revenue over the fiscal year ended January 31, 2005. Mitigating against a higher common stock valuation at that time were the inherent risks in our financial projections, given the early stage of our operating history, which formed an integral part of the Revolution Partners valuation; the superior rights and preferences of our preferred stock; and the absence of any prospects at that time for an initial public offering.

Our board of directors determined in both May 2006 and August 2006 that the value of our common stock had not increased above $2.50 per share. Those determinations were based primarily on our operating results for the quarters ended April 30, 2006 and July 31, 2006, as our revenue in those two quarters was less than, and approximately the same as, our revenue in the quarter ended January 31, 2006, and our operating loss in those two quarters was greater than our operating loss in the quarter ended January 31, 2006. Our board also took into account, in its August 2006 determination of fair market value, an updated valuation report from Revolution Partners, which indicated a lower valuation range than its valuation report in early 2006.

In November 2006, our board of directors determined that the fair market value of our common stock had increased to $4.50 per share. This determination was based primarily on: a contemporaneous valuation report from Revolution Partners, which, based upon (i) a comparable companies valuation range of $204 million to $294 million, (ii) a precedent transaction valuation range of $234 million to $334 million and (iii) a discounted cash flows valuation range of $137 million to $198 million, and after applying the common stock discount, yielded a blended valuation range of $210 million to $310 million, or $2.86 to $4.64 per share; our financial performance in the quarter ended October 31, 2006, in which we recorded record quarterly revenues of $23.2 million and a smaller operating loss than in the prior two quarters; and the conclusion by our board of directors and management that we should begin preliminary work toward a potential initial public offering.

On February 14, 2007, our board of directors determined that the fair market value of our common stock had increased to $6.70 per share. The primary factors underlying this determination were: a contemporaneous valuation report from Revolution Partners, which, based upon (i) a comparable companies valuation range of $303 million to $433 million, (ii) a precedent transaction valuation range of $363 million to $463 million and (iii) a discounted cash flows valuation range of $156 million to $229 million, and after applying the common stock discount, yielded a blended valuation range of $300 million to $400 million, or $4.84 to $6.76 per share; our financial performance in the quarter ended January 31, 2007, in which we again recorded record quarterly revenues and a significantly smaller operating loss; and our selection of managing underwriters for our initial public offering and the formal commencement of work toward this offering in early February 2007.

In June 2007, in connection with our proposed initial public offering and after learning of the proposed initial public offering price range recommended by our managing underwriters, our board of directors decided to undertake a reassessment of the fair market value of our common stock as of the February 14, 2007 and February 28, 2007 grant dates. As part of such reassessment, our board of directors took into account not only the factors it originally considered in connection with setting a fair market value of $6.70 per share as of February 14, 2007, but also discussed and gave further consideration to our strong financial performance in the fourth quarter of fiscal 2007 and our financial outlook for fiscal 2008. In particular, our board concluded that, given the fact that the proposed initial public offering price range of $9.00-$11.00 per share was fixed relatively soon after the February 2007 determination that the fair market value was $6.70 per share, in retrospect it did not assign sufficient weight to the following factors that were relevant to the February fair market value determination:

•	Our pending initial public offering. As of February 14, 2007, we had engaged our managing underwriters and formally begun work toward an initial public offering. An initial public offering will both create a liquid trading market for our common stock and eliminate, through the automatic conversion of our preferred stock into common stock, the superior rights and preferences of our preferred stock which have a negative impact on the value of our common stock. In connection with the reassessment, our board concluded that it underestimated both the likelihood and the impact of the initial public offering in its original determination of fair market value in February 2007.

•	Our recent financial performance. We generated record quarterly revenue of $26.7 million in the quarter ended January 31, 2007. More importantly, for the first time in our history, we were close to break-even on an operating basis in the quarter ended January 31, 2007. Our board of directors, at the time of its initial fair market value determination in February 2007, placed more emphasis on our revenue performance than our break-even operating performance. In retrospect, based in part on input from our managing underwriters and the importance of bottom-line performance as a public company, our board regarded our fourth quarter operating performance as a watershed event for us, and accorded that more weight in its reassessment of the fair market value of our common stock in February 2007.

•	Our 2008 Outlook. In the fourth quarter of fiscal 2007, we noted several trends that caused us to reevaluate our business prospects for fiscal 2008, including the successful release of a new product enhancement which we expect to continue to be well-received by customers during fiscal 2008, a trend towards increased order size on a per-customer basis, and an increase in the productivity of our sales force.

Following this reassessment, our board of directors, with input from our management, determined that the fair market value of our common stock as of February 14, 2007 and February 28, 2007 was $8.00 per share. As a result of this determination, the exercise prices of the stock options granted by us in February 2007 were less than the reassessed fair market value of our common stock of $8.00 per share as of the date of grant for accounting purposes. Consequently, the grant date fair value of the stock options granted by us in February 2007, calculated using the Black-Scholes option pricing model pursuant to SFAS No. 123(R), increased to $10.4 million from $8.4 million. These amounts will be recorded as stock-based compensation expense over the vesting period of the options, which is generally five years.

While the reassessed February 2007 fair market value of $8.00 per share is in excess of the fair market value of $4.50 per share determined in November 2006, there are several factors that explain this increase. First, the November 2006 valuation is supported by an independent valuation by Revolution Partners, a firm expert in performing such valuation analyses. Second, our initial public offering was much more likely in February 2007 than it was in November 2006, as we had engaged managing underwriters and begun formal work on this process; and, as noted above, the liquid trading market for our common stock and the elimination of our preferred stock resulting from the initial public offering has a very significant positive impact on the value of our common stock. Third, also as noted above, we consider our strong financial performance in the quarter ended January 31, 2007 to be a significant milestone for us. Finally, we noted certain business developments in the fourth quarter of 2007 caused us to reevaluate our business prospects for fiscal 2008, including the successful release of a new product enhancement which we expect to continue to be well-received by customers during fiscal 2008, a trend towards increased order size on a per-customer basis, and an increase in the productivity of our sales force.

While the reassessed February 2007 fair market value of $8.00 per share is below the proposed initial public offering price range of $9.00 to $11.00 per share, there are several factors that explain this discrepancy. First, the February 2007 fair market value determination was based on information available at the beginning of the first quarter of fiscal 2008, whereas the proposed initial public offering price range was not definitively set until after the completion of the first quarter. Moreover, our operating results in the first quarter of fiscal 2008 represented a significant improvement over the operating results in the first quarter of fiscal 2007 and exceeded our internal operating plan, factors which were known at the time the proposed initial public offering price range was definitively set but which were not known in February 2007. The strong first quarter results also gave us and our managing underwriters greater confidence that we would achieve our financial forecast for fiscal 2008 as a whole. Furthermore, the proposed initial public offering price range, which necessarily assumes that a public market for our common stock has been created and that our preferred stock has converted into common stock in connection with the initial public offering, does not take into account any illiquidity discount for our common stock and does not take into account the superior rights and preferences of our preferred stock, which were appropriately taken into account in the valuation analyses by Revolution Partners and in our board of directors’ fair market value determination. In addition, we believe that stock market conditions in general and the initial public offering market in particular are stronger now than in February 2007.

Inventory Valuation

Inventories primarily consist of finished systems and are stated at the lower of cost or market value. A large portion of our inventory also relates to evaluation units located at customer locations, as some of our customers test our equipment prior to purchasing. The number of evaluation units has increased due to our overall growth and an increase in our customer base. We assess the valuation of all inventories, including raw materials, work-in-process and finished goods, on a periodic basis. We write down inventory to its estimated market value if less than its cost. Inherent in our estimates of market value in determining inventory valuation are estimates related to economic trends, future demand for our products and technological obsolescence of our products. If actual market conditions are less favorable than our projections, additional inventory write-downs may be required. During the fiscal years ended January 31, 2006 and 2007 and the three months ended April 30, 2007, we recorded charges of $0, $0.7 million and $0.1 million, respectively, to write inventory down to the lower of cost or market.

Warranty Reserves

Our standard product warranty provides that our product will be free from defects in material and workmanship and will, under normal use, conform to the published specifications for the product for a period of 90 days. Under this warranty, we will repair the product, provide replacement parts at no charge to the customer or refund amounts to the customer for defective products. We record estimated warranty costs, based upon historical experience, at the time we recognize revenue. As the complexity of our product increases, we could experience higher warranty costs relative to sales than we have previously experienced, and we may need to increase these estimated warranty reserves. Warranty reserves were $0.7 million, $1.1 million and $1.0 million as of January 31, 2006, 2007 and April 30, 2007, respectively.

Accounting for Income Taxes

At January 31, 2007, we had net operating loss carryforwards available to offset future taxable income for federal and state purposes of $29.2 million and $25.7 million, respectively. These net operating loss carryforwards expire at various dates through fiscal year 2027 and 2011 for federal and state purposes, respectively. At January 31, 2007 we had available net operating losses for foreign purposes of $7.8 million, of which $6.2 million may be carried forward indefinitely and $1.6 million expire beginning in fiscal 2011. We also had available at January 31, 2007 research and development credit carryforwards to offset future federal and state taxes of approximately $3.0 million and $2.3 million respectively which may be used to offset future taxable income and expire at various dates beginning in 2016 through fiscal years 2027 As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. We record this amount as a provision or benefit for taxes in accordance with SFAS No. 109, Accounting for Income Taxes. This process involves estimating our actual current tax exposure, including assessing the risks associated with tax audits, and assessing temporary differences resulting from different treatment of items for tax and accounting purposes.

These differences result in deferred tax assets and liabilities. As of January 31, 2007, we had gross deferred tax assets of $25.8 million, which were primarily related to federal and state net operating loss carryforwards, research and development credit carryforwards and research and development expenses capitalized for tax purposes. We assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent that we believe recovery is not likely, we establish a valuation allowance. Due to the uncertainty of our future profitability, we have recorded a valuation allowance equal to the $25.8 million of gross deferred tax assets as of January 31, 2007. Accordingly, we have not recorded a provision for income taxes in our statement of operations for any of the periods presented. If we determine in the future that these deferred tax assets are more-likely-than-not to be realized, a release of all or a portion of the related valuation allowance would increase income in the period in which that determination is made.

Results of Operations

The following table sets forth our consolidated results of operations for the periods shown:

				Three Months Ended April 30,
	Fiscal Year Ended January 31,				2007
	2005	2006	2007	2006	(restated)(1)
				(Unaudited)
		(In thousands)

Revenue
Product	$30,908	$45,508	$64,632	$8,889	$20,577
Services	5,121	8,343	14,989	3,109	4,765

Total revenue	36,029	53,851	79,621	11,998	25,342
Cost of revenue
Product	8,874	18,941	26,697	3,565	8,395
Services	1,640	3,491	5,403	1,325	1,648

Total cost of revenue	10,514	22,432	32,100	4,890	10,043

Gross profit	25,515	31,419	47,521	7,108	15,299
Operating expenses
Sales and marketing	14,783	25,626	32,908	6,373	9,669
Research and development	11,366	16,703	18,037	4,226	5,484
General and administrative	2,500	3,124	4,827	852	1,755

Total operating expenses	28,649	45,453	55,772	11,451	16,908

Operating loss	(3,134)	(14,034)	(8,251)	(4,343)	(1,609)
Interest income	206	487	414	120	22
Interest expense	121	173	765	92	213
Other income (expense), net	35	(87)	627	185	169

Loss before income taxes and cumulative effect of change in accounting principle	(3,014)	(13,807)	(7,975)	(4,130)	(1,631)
Income tax provision	—	—	—	—	(274)

Loss before cumulative effect of change in accounting principle	(3,014)	(13,807)	(7,975)	(4,130)	(1,905)
Cumulative effect of change in accounting principle	—	(218)	—	—	—

Net loss	$(3,014)	$(14,025)	$(7,975)	$(4,130)	$(1,905)

(1)	See Note 2 to our consolidated financial statements with regard to the restatement of our consolidated financial statements as of and for the three months ended April 30, 2007 for stock-based compensation and preferred stock warrant valuation.

The following table sets forth our consolidated results of operations as a percentage of revenue for the periods shown:

				Three Months Ended April 30,
	Fiscal Year Ended January 31,				2007
	2005	2006	2007	2006	(restated)(1)
				(Unaudited)

Revenue
Product	85.8%	84.5%	81.2%	74.1%	81.2%
Services	14.2	15.5	18.8	25.9	18.8

Total revenue	100.0	100.0	100.0	100.0	100.0

Cost of revenue
Product	24.6	35.2	33.5	29.7	33.1
Services	4.6	6.5	6.8	11.1	6.5

Total cost of revenue	29.2	41.7	40.3	40.8	39.6

Gross margin	70.8	58.3	59.7	59.2	60.4
Operating expenses
Sales and marketing	41.0	47.6	41.3	53.1	38.2
Research and development	31.6	31.0	22.7	35.2	21.6
General and administrative	6.9	5.8	6.1	7.1	6.9

Total operating expenses	79.5	84.4	70.1	95.4	66.7

Operating loss	(8.7)	(26.1)	(10.4)	(36.2)	(6.3)
Interest income	0.5	0.9	0.5	1.0	0.1
Interest expense	0.3	0.3	0.9	0.7	0.9
Other income (expense), net	0.1	(0.1)	0.8	1.5	0.7

Loss before income taxes and cumulative effect of change in accounting principle	(8.4)	(25.6)	(10.0)	(34.4)	(6.4)
Income tax provision	—	—	—	—	(1.1)

Loss before cumulative effect of change in accounting principle	(8.4)	(25.6)	(10.0)	(34.4)	(7.5)
Cumulative effect of change in accounting principle	—	(0.4)	—	—	—

Net loss	(8.4)%	(26.0)%	(10.0)%	(34.4)%	(7.5)%

(1)	See Note 2 to our consolidated financial statements with regard to the restatement of our consolidated financial statements as of and for the three months ended April 30, 2007 for stock-based compensation and preferred stock warrant valuation.

Three Months Ended April 30, 2007 Compared to Three Months Ended April 30, 2006

Revenue

Total revenue increased $13.3 million, or 111%, to $25.3 million in the three months ended April 30, 2007 from $12.0 million in the three months ended April 30, 2006. Total revenue related to new customer sales represented 54% of total revenue in the three months ended April 30, 2007 as compared to 52% in the three months ended April 30, 2006, while repeat business from the installed customer base represented 46% of total revenue in the three months ended April 30, 2007 as compared to 48% in the three months ended April 30, 2006.

Product revenue increased $11.7 million, or 131%, to $20.6 million in the three months ended April 30, 2007 from $8.9 million in the three months ended April 30, 2006. This increase was based on increased sales volume due primarily to sales to new customers, as the number of sales to new customers increased to 14 in the three months ended April 30, 2007 from six in the three months ended April 30, 2006. This increase was primarily driven by an increase in the size of our sales force and the increased experience and productivity of sales representatives hired within the last year, as new sales representatives generally take some time before becoming productive. Our new sales office in Japan accounted for $1.5 million of revenue during the first quarter of 2008. The number of sales and marketing employees increased to 94 at April 30, 2007 from 67 at April 30, 2006. In addition, at the end of fiscal

2007 we introduced an enhancement to one of our existing products which accounted for approximately $9.0 million of incremental revenue during the first quarter of fiscal 2008. Our enhanced visibility and reputation in our industry, as our base of referenceable customers has grown, was also an important factor in generating additional sales. During this period, competitive pressures did not cause us to change the pricing of our products. In addition, no changes in the pricing of our products had a material impact on our revenue in the three months ended April 30, 2007.

Services revenue increased $1.7 million, or 53%, to $4.8 million in the three months ended April 30, 2007 from $3.1 million in the three months ended April 30, 2006. This increase was a result of increased product sales and accompanying sales of new maintenance and support contracts combined with the renewal of maintenance and support contracts by existing customers. All of our customers to date have purchased first-year annual maintenance and support services and, during this period, substantially all of our customers renewed their maintenance and support agreements. This was driven, in part, by the success of our technical account manager program.

Gross Margin

Total gross margin increased to 60% in the three months ended April 30, 2007 from 59% in the three months ended April 30, 2006.

Product gross margin decreased to 59% in the three months ended April 30, 2007 from 60% in the three months ended April 30, 2006. This decrease was due to $0.5 million of costs incurred in the three months ended April 30, 2007 to upgrade inventory on hand to meet current selling specifications in conjunction with the release of a new product line, which was partially offset by a reduction in the cost of our hardware components.

Services gross margin increased to 65% in the three months ended April 30, 2007 from 57% in the three months ended April 30, 2006. This increase was a result of our services revenue growth of 53% while services headcount only grew 27% between April 30, 2006 and April 30, 2007.

Sales and Marketing Expenses

Sales and marketing expenses increased $3.3 million, or 52%, to $9.7 million in the three months ended April 30, 2007 from $6.4 million in the three months ended April 30, 2006. As a percentage of revenue, sales and marketing expenses decreased to 38% in the three months ended April 30, 2007 from 53% in the three months ended April 30, 2006. The number of sales and marketing employees increased to 94 at April 30, 2007 from 67 at April 30, 2006 in order to expand our salesforce to provide better geographic distribution and market penetration. Sales commissions, salaries and employee benefits, sales and marketing promotions and programs, and sales travel accounted for $1.4 million, $1.0 million, $0.2 million and $0.2 million, respectively, of the $3.3 million increase. The remainder of the increase was attributable primarily to additional sales office rent and office costs to support the continued geographic expansion of the sales force and to stock-based compensation expense included in sales and marketing expenses which increased to $0.2 million in the three months ended April 30, 2007 from approximately $12,000 in the three months ended April 30, 2006.

Research and Development Expenses

Research and development expenses increased $1.3 million, or 30%, to $5.5 million in the three months ended April 30, 2007 from $4.2 million in the three months ended April 30, 2006. As a percentage of revenue, research and development expenses decreased to 22% in the three months ended April 30, 2007 from 35% in the three months ended April 30, 2006. The number of research and development employees increased to 83 at April 30, 2007 from 72 at April 30, 2006 in order to provide additional development resources for new product enhancements. The offshore development team from our contract engineering firm increased to 55 people at April 30, 2007 from 50 people at April 30, 2006 in order to provide additional support as we sought to increase the efficiency of our quality assurance process. Salaries and benefits and offshore consulting costs accounted for $0.8 million and $0.1 million, respectively, of the $1.3 million increase. The remainder of the increase was attributable to recruiting fees for new hires, higher allocated facilities expenses and travel expenses totaling $0.2 million and stock-based compensation expense included in research and development expenses which increased to $0.1 million in the three months ended April 30, 2007 from approximately $20,000 in the three months ended April 30, 2006.

General and Administrative Expenses

General and administrative expenses increased $0.9 million, or 106%, to $1.8 million in the three months ended April 30, 2007 from $0.9 million in the three months ended April 30, 2006. As a percentage of revenue, general and administrative expenses were 7% in both of the three months ended April 30, 2007 and 2006. The number of general and administrative employees increased to 18 at April 30, 2007 from 14 at April 30, 2006. Salaries and benefits and stock-based compensation accounted for $0.4 million and $0.4 million, respectively, of the $0.9 million increase. Stock-based compensation expense included in general and administrative expenses increased to $0.4 million in the three months ended April 30, 2007 from approximately $34,000 in the three months ended April 30, 2006.

Interest Income (Expense), Net

We incurred $0.2 million of interest expense, net in the three months ended April 30, 2007 as compared to approximately $28,000 of interest income, net in the three months ended April 30, 2006. This increase was due to an increase in our average debt balance during the three months ended April 30, 2007. The increase in the average debt balance was primarily attributable to $3.4 million in net debt drawdowns during the three months ended April 30, 2007.

Other Income (Expense), Net

We incurred other income, net of $0.2 million in both the three months ended April 30, 2007 and the three months ended April 30, 2006. The components of other income, net, for the three months ended April 30, 2007 are transaction gains for activities in our foreign subsidiaries, primarily the United Kingdom, and was partially offset by $0.3 million from the mark-to-market adjustments on preferred stock warrants.

Provision for Income Taxes

We recorded a provision for income taxes of $0.3 million in the three months ended April 30, 2007 as compared to $0 in the three months ended April 30, 2006 due to a change in our effective income tax rate to 17% in the first quarter of fiscal 2008 as compared with 0% in the first quarter of fiscal 2007. The increase in the effective rate was primarily attributable to federal alternative minimum tax, state income taxes and tax on the earnings of certain foreign subsidiaries.

Fiscal 2007 Compared to Fiscal 2006

Revenue

Total revenue increased $25.7 million, or 48%, to $79.6 million in fiscal 2007 from $53.9 million in fiscal 2006. Total revenue related to new customer sales represented 61% of total revenue in fiscal 2007 as compared to 74% in fiscal 2006, while repeat business from the installed customer base represented 39% of total revenue in fiscal 2007 as compared to 26% in fiscal 2006.

Product revenue increased $19.1 million, or 42%, to $64.6 million in fiscal 2007 from $45.5 million in fiscal 2006. This increase was based on increased sales volume due primarily to sales to new customers, as the number of customers increased to 87 from 46, or 89%, during the year. This increase in product sales was primarily driven by our introduction of a dedicated sales force outside of the United States and an increase in the size and productivity of our sales force in the United States. The number of sales and marketing employees increased to 85 at January 31, 2007 from 67 at January 31, 2006. In addition, we opened four new sales offices during this period, of which two were located outside of the United States. Our enhanced visibility and reputation in our industry, as our base of referenceable customers has grown, was also an important factor in generating additional sales. During this period, competitive pressures did not cause us to change the pricing of our products. In addition, no changes in the pricing of our products had a material impact on our revenue in the fiscal year ended January 31, 2007.

Services revenue increased $6.7 million, or 81%, to $15.0 million in fiscal 2007 from $8.3 million in fiscal 2006. This increase was a result of increased product sales, especially outside of the United States, and accompanying sales of new maintenance and support contracts combined with the renewal of maintenance and support contracts by existing customers. All of our customers to date have purchased first-year annual maintenance and support services and during this period, substantially all of our customers renewed their maintenance and support agreements. This was driven, in part, by the success of our technical account manager program.

Gross Margin

Total gross margin increased to 60% in fiscal 2007 from 58% in fiscal 2006. Product gross margin increased to 59% in fiscal 2007 from 58% in fiscal 2006. This increase was due primarily to a reduction in the cost of our hardware components throughout fiscal 2007 and as a result of higher transition costs, consisting primarily of the costs to upgrade inventory to then current selling specifications, incurred in fiscal 2006 in conjunction with the release of a new product line. These cost improvements were partially offset by price erosion primarily due to increased competition. Stock-based compensation expense included in cost of product revenue increased to approximately $12,000 in fiscal 2007 from $0 in fiscal 2006 in connection with our adoption of SFAS No. 123(R) in fiscal 2007.

Services gross margin increased to 64% in fiscal 2007 from 58% in fiscal 2006. This increase was a result of our services revenue growth of 80% while services headcount only grew 22% between fiscal 2006 and fiscal 2007. Stock-based compensation expense included in cost of services revenue increased to approximately $19,000 in fiscal 2007 from $0 in fiscal 2006.

Sales and Marketing Expenses

Sales and marketing expenses increased $7.3 million, or 28%, to $32.9 million in fiscal 2007 from $25.6 million in fiscal 2006. As a percentage of revenue, sales and marketing expenses decreased to 41% in fiscal 2007 from 48% in fiscal 2006. The number of sales and marketing employees increased to 85 at January 31, 2007 from 67 at January 31, 2006 in order to support our geographic expansion, particularly outside of the United States. Sales commissions, salaries and employee benefits, sales and marketing promotions and programs, partner referral fees and sales and marketing travel accounted for $3.3 million, $1.4 million, $0.7 million, $0.6 million and $0.4 million, respectively, of the $7.3 million increase. The remainder of the increase was attributable primarily to additional sales office rent and office costs to support the continued geographic expansion of our direct selling operations in Europe, Asia and throughout North America. Stock-based compensation expense included in sales and marketing expenses increased to $0.2 million in fiscal 2007 from $0 in fiscal 2006.

Research and Development Expenses

Research and development expenses increased $1.3 million, or 8%, to $18.0 million in fiscal 2007 from $16.7 million in fiscal 2006. As a percentage of revenue, research and development expenses decreased to 23% in fiscal 2007 from 31% in fiscal 2006. The number of research and development employees increased to 85 at January 31, 2007 from 70 at January 31, 2006 in order to help us broaden and improve the development of new technology and product enhancements. The offshore development team from our contract engineering firm increased to 53 people at January 31, 2007 from 43 people at January 31, 2006. Salaries and benefit and offshore and other consulting costs each increased by $1.0 million from fiscal 2006. This increase was also attributable to higher allocated facilities and depreciation expenses and travel expenses totaling $0.5 million. These increases were partially offset by a $1.3 million decrease in new product prototype expenses.

Stock-based compensation expense included in research and development expenses decreased to $0.2 million in fiscal 2007 from $0.8 million in fiscal 2006. The fiscal 2006 stock-based compensation expense related to a purchase by certain principal investors in Netezza of 500,000 shares of our common stock from a former executive of Netezza. We determined that the transaction resulted in consideration paid to the former executive in excess of the fair value of the common stock purchased. Due to the close relationship between the investors and the company, the excess consideration was considered compensation on behalf of the company and recorded as an expense.

General and Administrative Expenses

General and administrative expenses increased $1.7 million, or 55%, to $4.8 million in fiscal 2007 from $3.1 million in fiscal 2006. As a percentage of revenue, general and administrative expenses were 6% in both fiscal 2007 and fiscal 2006. The number of general and administrative employees increased to 19 at January 31, 2007 from 14 at January 31, 2006 in order to ensure we had appropriate infrastructure to support the growth of our organization in response to the growing market. Salaries and professional services fees accounted for $0.7 million and $0.3 million, respectively, of the $1.7 million increase. The remainder of the increase was attributable to stock-based compensation expense and various other expenses including allocated facilities expenses. The additional personnel and professional services fees were primarily the result of our ongoing efforts to build legal, financial, human resources and information technology functions required of a public company. Stock-based compensation expense included in general and administrative expenses increased to $0.5 million in fiscal 2007 from approximately $24,000 in fiscal 2006.

Interest Income (Expense), Net

We incurred $0.4 million of interest expense, net in fiscal 2007 as compared to $0.3 million of interest income, net in fiscal 2006. This increase was due to an increase in our average debt balance during fiscal 2007. The increase in the average debt balance was attributable to $3.6 million in net debt drawdowns during fiscal 2007.

Other Income (Expense), Net

We incurred other income, net of $0.6 million in fiscal 2007 as compared to $0.1 million of other expense, net in fiscal 2006. This increase was due to higher transaction gains for activities in our foreign subsidiaries, primarily the United Kingdom, and $0.2 million from the mark-to-market adjustments on preferred stock warrants.

Fiscal 2006 Compared to Fiscal 2005

Revenue

Total revenue increased $17.8 million, or 49%, to $53.9 million in fiscal 2006 from $36.0 million in fiscal 2005. Total revenue related to new customer sales represented 74% of total revenue in fiscal 2006 as compared to 19% in fiscal 2005, while repeat business from the installed customer base represented 26% of total revenue in fiscal 2006 as compared to 81% in fiscal 2005. One repeat customer accounted for 49% of total revenue in fiscal 2005.

Product revenue increased $14.6 million, or 47%, to $45.5 million in fiscal 2006 from $30.9 million in fiscal 2005. This increase was due to increased sales volume, primarily to sales to new customers, as the number of customers increased to 46 from 15, or 207%, during the year. The increase was primarily driven by an increase in the size and productivity of our sales force and the success of our marketing efforts. The number of sales and marketing employees increased to 67 at January 31, 2006 from 46 at January 31, 2005. There were no pricing changes to our products during fiscal 2006.

Services revenue increased $3.2 million, or 63%, to $8.3 million in fiscal 2006 from $5.1 million in fiscal 2005. This increase was a result of increased product sales and accompanying sales of new maintenance and support contracts combined with the renewal of maintenance and support contracts by existing customers.

Gross Margin

Total gross margin decreased to 58% in fiscal 2006 from 71% in fiscal 2005. Product gross margin also decreased to 58% in fiscal 2006 from 71% in fiscal 2005. This decrease was primarily due to our increased penetration into more vertical industries and increased pricing pressure from competition in those vertical industries. In addition, the release of a new product line in fiscal 2006 resulted in higher product costs initially for these new products.

Services gross margin decreased to 58% in fiscal 2006 from 68% in fiscal 2005. During fiscal 2006, we developed a more high-touch strategy for our support services and, accordingly, invested in the staffing of a technical account management team in order to support our desire to provide 100% customer referenceability in order to differentiate ourselves from our competitors. This account management team provides on-site customer support services to supplement our Framingham-based help desk services. The initial investment in this group resulted in additional costs incurred in advance of anticipated additional services revenue.

Sales and Marketing Expenses

Sales and marketing expenses increased $10.8 million, or 73%, to $25.6 million in fiscal 2006 from $14.8 million in fiscal 2005. As a percentage of revenue, sales and marketing expenses increased to 48% in fiscal 2006 from 41% in fiscal 2005. The number of sales and marketing employees increased to 67 at January 31, 2006 from 46 at January 31, 2005 as we sought to establish our core direct sales force in order to respond to market demand for our products. Salaries and employee benefits, sales commissions, sales and marketing travel, and sales and marketing promotions and programs accounted for $4.4 million, $2.4 million, $1.3 million and $0.9 million, respectively, of the $10.8 million increase. The remainder of the increase was attributable primarily to additional sales office rents and office costs to support the continued geographic expansion of our direct selling operations in Europe, Asia and throughout North America.

Research and Development Expenses

Research and development expenses increased $5.3 million, or 47%, to $16.7 million in fiscal 2006 from $11.4 million in fiscal 2005. As a percentage of revenue, research and development expenses were 31% and 32% in fiscal 2006 and 2005, respectively. The number of research and development employees increased to 70 at January 31, 2006 from 65 at January 31, 2005. The offshore development team from our contract engineering firm increased to 43 people at January 31, 2006 from 24 people at January 31, 2005 in order to take advantage of the cost efficiencies associated with offshore research and development resources. Salaries and benefits and offshore consulting costs accounted for $2.6 million and $0.7 million, respectively, of the $5.3 million increase. New product prototype expenses and test equipment depreciation accounted for $1.5 million of the increase. The remainder of the increase was attributable primarily to allocated facilities and other depreciation expenses.

General and Administrative Expenses

General and administrative expenses increased $0.6 million, or 25%, to $3.1 million in fiscal 2006 from $2.5 million in fiscal 2005. As a percentage of revenue, general and administrative expenses decreased to 6% in fiscal 2006 from 7% in fiscal 2005. This decrease is attributable to 50% revenue growth between fiscal 2006 and fiscal 2005, while the number of general and administrative employees totaled 14 at both January 31, 2006 and January 31, 2005. Salaries and professional services fees, office costs and Massachusetts use tax expenses accounted for $0.2 million, $0.1 million and $0.2 million, respectively, of the $0.6 million increase. The remainder of the increase was attributable to various expenses including allocated facilities expenses.

Interest Income (Expense), Net

Interest income, net increased to $0.3 million in fiscal 2006 from $0.1 million in fiscal 2005. This increase was due to a higher average cash balance during fiscal 2006.

Other Income (Expense), Net

We incurred other expense, net of $0.1 million in fiscal 2006 as compared to approximately $35,000 of other income, net, in fiscal 2005. This increase in expense resulted from an increase in transaction losses for activities in our foreign subsidiaries, primarily the United Kingdom.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly consolidated statements of operations data for the nine fiscal quarters ended April 30, 2007. The quarterly data have been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus, and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this information. You should read this information together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus. Our operating results may fluctuate due to a variety of factors. As a result, comparing our operating results on a quarter-to-quarter basis may not be meaningful. Our results for these quarterly periods are not necessarily indicative of the results to be expected for a full year or any future period.

	Fiscal Quarter Ended
									April 30,
	April 30,	July 31,	October 31,	January 31,	April 30,	July 31,	October 31,	January 31,	2007
	2005	2005	2005	2006	2006	2006	2006	2007	(restated)(1)
	(In thousands)

Consolidated Statement of Operations Data:
Revenue
Product	$8,077	$10,017	$12,466	$14,948	$8,889	$14,389	$19,359	$21,995	$20,577
Services	1,631	2,152	1,824	2,736	3,109	3,395	3,812	4,673	4,765

Total revenue	9,708	12,169	14,290	17,684	11,998	17,784	23,171	26,668	25,342

Cost of revenue
Product	2,984	4,974	5,255	5,727	3,565	6,046	8,127	8,959	8,395
Services	651	1,004	891	946	1,325	1,109	1,448	1,521	1,648

Total cost of revenue	3,635	5,978	6,146	6,673	4,890	7,155	9,575	10,480	10,043

Gross profit	6,073	6,191	8,144	11,011	7,108	10,629	13,596	16,188	15,299
Operating expenses
Sales and marketing	5,653	6,724	6,362	6,887	6,373	7,217	9,281	10,039	9,669
Research and development	4,429	3,578	3,721	4,976	4,226	4,321	4,667	4,823	5,484
General and administrative	1,073	763	754	533	852	1,247	1,135	1,591	1,755

Total operating expenses	11,155	11,065	10,837	12,396	11,451	12,785	15,083	16,453	16,908

Operating loss	(5,082)	(4,874)	(2,693)	(1,385)	(4,343)	(2,156)	(1,487)	(265)	(1,609)
Interest income	113	103	168	103	120	99	136	59	22
Interest expense	—	13	52	108	92	196	215	261	213
Other income (expense), net	10	(144)	(5)	52	185	360	72	10	169

Loss before income taxes and cumulative effect of change in accounting principle	(4,959)	(4,928)	(2,582)	(1,338)	(4,130)	(1,893)	(1,494)	(457)	(1,631)
Income tax provision	—	—	—	—	—	—	—	—	(274)

Loss before cumulative effect of change in accounting principle	(4,959)	(4,928)	(2,582)	(1,338)	(4,130)	(1,893)	(1,494)	(457)	(1,905)

Cumulative effect of change in accounting principle	—	—	(218)	—	—	—	—	—	—

Net loss	$(4,959)	$(4,928)	$(2,800)	$(1,338)	$(4,130)	$(1,893)	$(1,494)	$(457)	$(1,905)

(1)	See Note 2 to our consolidated financial statements with regard to the restatement of our consolidated financial statements as of and for the three months ended April 30, 2007 for stock-based compensation and preferred stock warrant valuation.

The following table sets forth our consolidated results of operations as a percentage of revenue for the periods shown:

	Fiscal Quarter Ended
									April 30,
	April 30,	July 31,	October 31,	January 31,	April 30,	July 31,	October 31,	January 31,	2007
	2005	2005	2005	2006	2006	2006	2006	2007	(restated)(1)

Consolidated Statement of Operations Data:
Revenue
Product	83.2%	82.3%	87.2%	84.5%	74.1%	80.9%	83.5%	82.5%	81.2%
Services	16.8	17.7	12.8	15.5	25.9	19.1	16.5	17.5	18.8

Total revenue	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Cost of revenue
Product	30.7	40.9	36.8	32.4	29.7	34.0	35.1	33.6	33.1
Services	6.7	8.2	6.2	5.3	11.1	6.2	6.2	5.7	6.5

Total cost of revenue	37.4	49.1	43.0	37.7	40.8	40.2	41.3	39.3	39.6

Gross margin	62.6	50.9	57.0	62.3	59.2	59.8	58.7	60.7	60.4
Operating expenses
Sales and marketing	58.2	55.2	44.5	39.0	53.1	40.6	40.1	37.6	38.2
Research and development	45.6	29.4	26.0	28.1	35.2	24.3	20.1	18.1	21.6
General and administrative	11.1	6.3	5.3	3.0	7.1	7.0	4.9	6.0	6.9

Total operating expenses	114.9	90.9	75.8	70.1	95.4	71.9	65.1	61.7	66.7

Operating loss	(52.3)	(40.0)	(18.8)	(7.8)	(36.2)	(12.1)	(6.4)	(1.0)	(6.3)
Interest income	1.2	0.8	1.1	0.6	1.0	0.6	0.6	0.2	0.1
Interest expense	—	0.1	0.4	0.6	0.7	1.1	0.9	0.9	0.9
Other income (expense), net	—	(1.2)	—	0.2	1.5	2.0	0.3	—	0.7

Loss before income taxes and cumulative effect of change in accounting principle	(51.1)	(40.5)	(18.1)	(7.6)	(34.4)	(10.6)	(6.4)	(1.7)	(6.4)
Income tax provision	—	—	—	—	—	—	—	—	(1.1)

Loss before cumulative effect of change in accounting principle	(51.1)	(40.5)	(18.1)	(7.6)	(34.4)	(10.6)	(6.4)	(1.7)	(7.5)
Cumulative effect of change in accounting principle	—	—	(1.5)	—	—	—	—	—	—

Net loss	(51.1)%	(40.5)%	(19.6)%	(7.6)%	(34.4)%	(10.6)%	(6.4)%	(1.7)%	(7.5)%

(1)	See Note 2 to our consolidated financial statements with regard to the restatement of our consolidated financial statements as of and for the three months ended April 30, 2007 for stock-based compensation and preferred stock warrant valuation.

Seasonality

Revenue has increased sequentially in most of the quarters presented due to increases in the number of products sold to new and existing customers. Our product revenue has tended to be seasonal. In our fourth quarter, we have historically benefited from our customers’ year-end purchasing activity in November and December in addition to customers’ new budget year purchasing activity in January. As a result, historically we have experienced seasonally reduced product revenue, cost of product revenue and gross profit in the first quarter of each fiscal year, as is the case with many technology companies. Operating expenses have increased sequentially in most of the quarters presented as we continued to add personnel and related costs to accommodate our growing business on a quarterly basis.

Timing of sales

On a quarterly basis, we have usually generated the majority of our product revenue in the final month of each quarter. This is primarily due to the fact that our sales personnel who have a strong incentive to meet quarterly sales targets tend to increase their sales activity as the end of a quarter nears. As a result, small delays in completion of sales transactions could have a significant impact on our operating results for any particular quarter.

Liquidity and Capital Resources

As of April 30, 2007, our principal sources of liquidity were cash and cash equivalents of $6.1 million and accounts receivable of $22.2 million.

Since our inception, we have funded our operations using a combination of issuances of convertible preferred stock, which has provided us with aggregate net proceeds of $73.3 million, cash collections from customers and a term loan credit facility and a revolving credit facility with Silicon Valley Bank. At April 30, 2007, we had a total of $5.9 million under our term loan and $4.0 million under our revolving credit facility outstanding.

Our principal uses of cash historically have consisted of payroll and other operating expenses, repayments of borrowings, purchases of property and equipment primarily to support the development of new products and purchases of inventory to support our sales and our increasing volume of evaluation units located at customer locations that enable our customers and prospective customers to test our equipment prior to purchasing. The number of evaluation units has consistently increased due to our overall growth and an increase in our pipeline of potential customers.

In the future we expect to incur additional expenses related to being a publicly traded company, including additional accounting and legal fees, costs of compliance with securities and other regulations, investor relation expenses and higher insurance premiums, including premiums related to director and officer coverage.

The following table shows our cash flows from operating activities, investing activities and financing activities for the stated periods:

				Three Months Ended
	Fiscal Year Ended January 31,			April 30,
	2005	2006	2007	2006	2007
				(Unaudited)
	(In thousands)

Net cash used in operating activities	$(2,596)	$(9,760)	$(11,163)	$(3,336)	$(2,090)
Net cash used in investing activities	(4,311)	(5,506)	(1,477)	(236)	(149)
Net cash provided by financing activities	14,107	7,644	3,789	1,526	3,667

Cash Used In Operating Activities

Net cash used in operating activities is affected by our investments in sales and marketing, research and development, and corporate administration to support the growth of our business. We also use cash to support growth and changes in inventory, accounts receivable, accounts payable and other current assets and liabilities. Accounts receivable balances at quarter and year-ends have historically been affected by the timing of orders from our customers during the year. To date, we have not encountered any collectibility problems with respect to any of our major customers. However, we review our revenue recognition policy annually to determine if any changes are warranted based upon the nature of the transactions we entered into during the prior fiscal year.

Net cash used in operating activities was $2.1 million in the first three months of fiscal 2008. Net cash used in operating activities in the first three months of fiscal 2008 primarily consisted of a net loss of $1.9 million, a use of $8.8 million to fund our net increase in inventory primarily used to provide additional evaluation units to our increasing customer base and prospective customers, and a decrease in accounts payable and accrued expenses of $3.0 million. The uses of cash were partially offset by a decrease in accounts receivable of $9.7 million, due primarily to the receipt of customer payments during the first three months of fiscal 2008. Other changes include depreciation expense and stock-based compensation expense of $0.7 million and $0.9 million, respectively.

Net cash used in operating activities was $2.6 million, $9.8 million and $11.2 million in fiscal 2005, 2006 and 2007, respectively. Net cash used in operating activities in fiscal 2007 primarily consisted of a net loss of $8.0 million, a use of $15.5 million to fund our net increase in inventory primarily used to provide additional evaluation units to our increasing customer base and prospective customers, and an increase in accounts receivable of $17.9 million. The increase in accounts receivable resulted from our seasonally significant fourth quarter product sales that are invoiced and recorded as revenue but not collected as of the end of the fiscal year. In the first nine days of fiscal 2008, we collected approximately $9.5 million of the accounts receivable balance outstanding at January 31, 2007. The uses of cash were partially offset by an increase in deferred revenue of $14.8 million due to the increase in our customer base and related increase in the purchases of maintenance agreements which are paid for in advance but recorded ratably throughout the term of the agreement. Of this $14.8 million increase, a majority relates to the prepayment of multi-year maintenance agreements which typically have three-year terms. Of these multi-year maintenance agreements, $9.8 million is classified as long term deferred maintenance at January 31, 2007. The unamortized balances of these new multi-year maintenance agreements were broken down into short-term deferred revenue for that revenue that will be recognized over the following 12-month period, and long-term deferred revenue for the remaining revenue beyond the initial 12-month period. Other changes include depreciation expense of $2.6 million, stock-based compensation expense of $0.9 million, an increase in accounts payable of $10.2 million due to the lag in payment of purchases, primarily inventory, used to support increased sales activity and net changes in our other operating assets and liabilities of $1.4 million. Net cash used in operating activities in fiscal 2006 consisted of a net loss of $14.0 million, a net increase in accounts receivable of $8.4 million and a net increase in inventory of $2.8 million. These were partially offset by an increase in deferred revenue of $6.3 million, depreciation expense of $2.8 million and net changes in our other operating assets and liabilities of $5.2 million. Net cash used in operating activities in fiscal 2005 consisted of a net loss of $3.0 million and a net increase in inventory of $5.1 million, reduced by depreciation expense of $1.8 million and net changes in our other operating assets and liabilities of $3.7 million.

Cash Used in Investing Activities

Net cash used in investing activities primarily relates to capital expenditures to support our growth, including computer equipment, internal use software, furniture and fixtures and engineering and test equipment.

Net cash used in investing activities was $0.1 million in the first three months of fiscal 2008 and consisted of the purchase of computer equipment and software.

Net cash used in investing activities was $4.3 million, $5.5 million and $1.5 million in fiscal 2005, 2006 and 2007, respectively. Net cash used in investing activities in fiscal 2007 primarily consisted of $1.1 million of computer equipment and software and $0.4 million of engineering and test equipment. Net cash used in investing activities in fiscal 2005 and 2006 consisted primarily of $3.2 million and $4.3 million, respectively, related to purchases of engineering and test equipment. Our capital expenditure budget for fiscal 2008 totals approximately $2.0 million, primarily for additional network and infrastructure systems and for computer equipment and software for additional personnel we anticipate hiring.

Cash Provided by Financing Activities

Net cash provided by financing activities was $3.7 million in the first three months of fiscal 2008. Net cash provided by financing activities in the first three months of fiscal 2008 consisted of $3.4 million of net borrowings under our debt facilities. These borrowings were used to fund losses and our net increase in inventory. In addition, proceeds of $0.3 million were received from the issuance of common stock pursuant to the exercise of options under the 2000 Stock Incentive Plan.

Net cash provided by financing activities was $14.1 million, $7.6 million and $3.8 million in fiscal 2005, 2006 and 2007, respectively. Net cash provided by financing activities in fiscal 2007 primarily consisted of $3.6 million of net borrowings under our term loan credit facility. These borrowings were used to fund losses from operations and our net increase in accounts receivable and inventory. Net cash provided by financing activities in fiscal 2006 consisted primarily of $4.5 million in net proceeds from the sale of our Series D preferred stock and $3.0 million of net borrowings under our term loan credit facility. Net cash provided by financing activities in fiscal 2005 consisted primarily of $15.5 million in net proceeds from the sale of our Series D preferred stock, partially offset by a $1.5 million repayment of principal and interest on an equipment line of credit.

Working Capital Facilities

As of April 30, 2007, we had $5.9 million outstanding under a term loan credit facility with Silicon Valley Bank, as agent for certain other lenders, including Gold Hill Venture Lending. We were required to initially make interest-only payments on any amounts borrowed through June 2006, after which we were required to make 36 equal consecutive monthly installments of principal and interest through June 2009. All unpaid principal and accrued interest under this loan is due and payable in full on June 1, 2009. Under the terms of this loan, interest rates are fixed for the term of the loan at the time of each advance at the prime rate plus 4% and were 10%, 10.75%, 11.75% and 12%, for each advance, respectively, as of April 30, 2007. As of April 30, 2007, there was no additional borrowing availability under this agreement.

On January 31, 2007, we obtained a revolving line of credit with Silicon Valley Bank under which we can borrow up to $15.0 million. Our interest rate under this revolving credit facility is 1% below the prime rate, and at April 30, 2007 was 7.25%. Borrowings are secured by substantially all of our assets other than our intellectual property. All outstanding debt will become payable on January 30, 2008. As of April 30, 2007, we had $4.0 million outstanding under this revolving credit facility and $11.0 million available to borrow.

Contractual Obligations

The following is a summary of our contractual obligations as of January 31, 2007:

	Payments Due In
	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
	(In thousands)

Long-term debt, including current portion(1)	$6,639	$2,540	$4,099	—	—
Capital lease obligations	—	—	—	—	—
Operating lease obligations	900	846	54	—	—
Purchase obligations(2)	16,310	16,310	—	—	—

(1)	Excludes interest payments, which cannot be calculated at this time due to the fluctuating interest rate.

(2)	Purchase obligations primarily represent the value of purchase orders issued to our contract manufacturer, Sanmina, for the procurement of assembled NPS appliance systems for the next three months.

We believe that our cash and cash equivalents of $5.0 million and accounts receivable of $31.8 million at January 31, 2007, together with the anticipated net proceeds to us of this offering and any cash flows from our operations will be sufficient to fund our projected operating requirements for at least the next 12 months. Our future working capital requirements will depend on many factors, including the rate of revenue growth, our introduction of new products or enhancements, our expansion of sales and marketing and product development activities. However, to the extent that our cash and cash equivalents, our cash flow from operating activities, borrowings under our bank lines of credit and the net proceeds from this offering are insufficient to fund our future activities, we may need to raise additional funds through bank credit arrangements or public or private equity or debt financings. See “Risk Factors — It is difficult to predict our future capital needs and we may be unable to obtain additional financing that we may need, which could have a material adverse effect on our business, operating results and financial condition.”

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined under SEC rules, such as relationships with unconsolidated entities or financial partnerships, which are often referred to as structured finance or special purpose entities, established for the purpose of facilitating financing transactions that do not have to be reflected on our balance sheet.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Risk

Our international sales and marketing operations incur expenses that are denominated in foreign currencies. These expenses could be materially affected by currency fluctuations. Our exposures are to fluctuations in exchange rates for the U.S. dollar versus the British pound and the Japanese yen. Changes in currency exchange rates could adversely affect our consolidated results of operations or financial position. Additionally, our international sales and marketing operations maintain cash balances denominated in foreign currencies. In order to decrease the inherent risk associated with translation of foreign cash balances into our reporting currency, we have not maintained excess cash balances in foreign currencies. As of January 31, 2007, we had $0.8 million of cash in foreign accounts. To date, we have not hedged our exposure to changes in foreign currency exchange rates and, as a result, we could incur unanticipated translation gains and losses.

Interest Rate Risk

We had a cash and cash equivalents balance of $6.1 million at April 30, 2007, which was held for working capital purposes. We do not enter into investments for trading or speculative purposes. We do not believe that we have any material exposure to changes in the fair value of these investments as a result of changes in interest rates. Declines in interest rates, however, will reduce future investment income, and increases in interest rates may increase future interest expense.

At April 30, 2007, we had $5.9 million of borrowings outstanding under our term loan credit facility, which bears interest at a variable rate adjusted monthly based on the prime rate plus applicable margins and $4.0 million under our revolving credit facility which bears interest at a variable rate based on the prime rate minus an applicable margin.

Recent Accounting Pronouncements

On February 15, 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115, (“SFAS No. 159”), which permits companies to choose to measure many financial instruments and certain other items at fair value. The objective of SFAS No. 159 is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the effect that SFAS No. 159 may have on our financial statements taken as a whole.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This statement does not require any new fair value measurements; rather, it applies under other accounting pronouncements that require or permit fair value measurements. The provisions of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007. We are currently assessing SFAS No. 157 and have not yet determined the impact, if any, that its adoption will have on our result of operations or financial condition.

In July 2006, the FASB Interpretation 48, “Accounting for Uncertainty in Income Taxes” (“FIN No. 48”), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS No. 109, “Accounting for Income Taxes.” FIN No. 48 prescribes a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination. If the tax position is deemed “more-likely-than-not” to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50 percent likelihood of being realized upon ultimate settlement. We adopted FIN No. 48 effective February 1, 2007 and we had no changes to the amount of our income tax payable as a result of implementing FIN No. 48.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, which replaces APB No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements — An Amendment of APB Opinion No. 28. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We adopted SFAS No. 154 effective February 1, 2006 and the adoption did not have an effect on our consolidated results of operations and financial condition.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, Inventory Pricing. SFAS No. 151 amends previous guidance regarding treatment of abnormal amounts of idle facility expense, freight, handling costs, and spoilage. SFAS No. 151 requires that those items be recognized as current period charges regardless of whether they meet the criterion of “so abnormal” which was the criterion specified in ARB No. 43. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the cost of the production be based on normal capacity of the production facilities. We adopted SFAS No. 151 effective February 1, 2006 and the adoption did not have an effect on our consolidated results of operations and financial condition.

From time to time, new accounting pronouncements are issued by the FASB that are adopted by us as of the specified effective date. Unless otherwise discussed, we believe that the impact of recently issued standards, which are not yet effective, will not have a material impact on our consolidated financial statements upon adoption.

BUSINESS

Overview

Netezza is a leading provider of data warehouse appliances. Our product, the Netezza Performance Server, or NPS, integrates database, server and storage platforms in a purpose-built unit to enable detailed queries and analyses on large volumes of stored data. The results of these queries and analyses, often referred to as business intelligence, provide organizations with actionable information to improve their business operations. As more information is recorded and communicated electronically, the amount of data generated and the potential utility of the business intelligence that can be extracted from this data is increasing significantly. We designed our NPS data warehouse appliance specifically for analysis of terabytes of data at higher performance levels and at a lower total cost of ownership with greater ease of use than can be achieved via traditional data warehouse systems. Our NPS appliance performs faster, deeper and more iterative analyses on larger amounts of detailed data, giving our customers greater insight into trends and anomalies in their businesses, thereby enabling better strategic decision-making.

Unlike traditional data warehouse systems, which patch together general-purpose database, server and storage platforms that were not originally designed for analytical processing of large amounts of constantly changing data, our NPS appliance is purpose-built to deliver:

•	Fast data query response times through our proprietary Intelligent Query Streaming technology.

•	Massive scalability through our proprietary Asymmetric Massively Parallel Processing, or AMPP, architecture.

•	Simplicity of installation, operation and administration.

•	Cost effectiveness through the use of industry-standard server and storage components packaged in a single unified solution.

Our products integrate easily through open, industry-standard interfaces with leading data access and analytics, data integration and data protection tools to enable quick and accurate business intelligence. Our customers have reported faster query performance, lower costs of ownership and improved analytic productivity as a result of using our products.

We sell our data warehouse appliances worldwide to large global enterprises, mid-market companies and government agencies through our direct salesforce as well as indirectly via distribution partners. From our inception through April 30, 2007, we have sold over 230 of our data warehouse appliances worldwide to 101 data-intensive customers. Our customers span multiple vertical industries and include data-intensive companies and government agencies. Some of our more well-known customers include Ahold, Amazon.com, AOL, American Red Cross, Blue Cross Blue Shield of Rhode Island, Catalina Marketing, CNET Networks, CompuCredit Corporation, Epsilon, LoanPerformance, Marriott, the NASD, Neiman Marcus Group, Nielsen Company, Orange UK, Premier Inc., Restoration Hardware, Ross Stores, Ryder System, Source Healthcare Analytics, Inc., a Wolters Kluwer Health company, the United States Army Corps of Engineers and the United States Department of Veterans Affairs. Each of the companies listed is a current customer who has purchased at least $300,000 worth of products or services from us.

Industry Background

Proliferation of Data

Data is one of the most valued assets within an organization. The amount of data that is being generated and kept for availability and analysis by organizations is exploding. The timely and comprehensive analysis of this vast amount of data is vital to organizations in a variety of vertical industries, including:

•	Telecommunications. The telecommunications industry is characterized by intense competition and customer attrition, or “churn.” Targeted marketing opportunities and the rapid response to behavior trends are paramount to the success of telecommunications service providers in retaining existing customers and attracting new customers. Customer relationship management, or CRM, analyses need to be constantly and quickly performed, to enable service providers to market to at-risk customers before they churn, offer new products and services to those most likely to buy, and identify and manage key customer relationships. Other key analytical needs of telecommunications service providers include call data record analysis for revenue assurance, billing and least-cost routing, fraud detection and network management.

•	E-Business. For online businesses, the process of collecting, analyzing and reporting data about page visits, otherwise known as click stream analysis, is required for constant monitoring of website performance and customer pattern changes. In addition to needing to address the operational and customer relationship challenges faced by traditional retailers, e-businesses must also analyze hundreds of millions or even billions of click stream data records to track and respond to customer behavior patterns in real time. Additionally, with online advertising becoming a major revenue generator, many e-businesses and their advertisers need to understand who is looking at the advertisements and their actions as a result of viewing the advertisements. Fast analysis of online activity can enable better cross-selling of products, prevent customers from abandoning shopping carts or leaving the web site, and mitigate click stream fraud.

•	Retail. With thousands of products and millions of customers, many retailers need sophisticated systems to track, manage and optimize customer and supplier relationships. Targeted marketing programs often require the analysis of millions of customer transactions. To prevent supply shortages large retailers must integrate and analyze customer transaction data, vendor delivery schedules and RFID supply chain data. Other useful analyses for retail companies include “market basket” analysis of the items customers buy in a given shopping session, customer loyalty programs for frequent buyers, overstock/understock and supply chain optimization.

•	Financial Services. Financial services institutions generate terabytes of data related to millions of client purchases, banking transactions and contacts with marketing, sales and customer service across multiple channels. This data contains crucial business information on client preferences and buying behavior, and can reveal insights that enable stronger customer relationship management and increase the lifetime value of the customer. In addition, risk management and portfolio management applications require analysis of vast amounts of rapidly changing data for fraud prevention and loan analysis. With extensive compliance and regulatory requirements, financial institutions are required to retain an ever-increasing amount of data and need to make this data available for detailed reporting on a periodic basis.

•	Analytic Service Providers. The primary purpose of these companies is providing business intelligence support to enterprises on an outsourced basis. Analytic service providers serving many industries, including retail, telecommunications, healthcare and others, provide clients with domain expertise in database-driven marketing and customer segmentation. Since their clients are looking for faster turn-arounds for more sophisticated reports on continuously increasing amounts of data, these companies require solutions that will scale better with lower cost of ownership to meet their clients’ service-level agreements, while improving their own profitability.

•	Government. As some of the largest creators and consumers of data, government agencies around the world need to access, analyze and share vast amounts of up-to-date data quickly and efficiently. These agencies face a broad range of challenges, including identifying terrorist threats and reducing fraud, waste and abuse. Iterative analysis on many terabytes of data with high performance is crucial for achieving these missions.

•	Healthcare. Healthcare providers seek to analyze terabytes of operational and patient care data to measure drug effectiveness and interactions, improve quality of care and streamline operations through more cost-effective services. Pharmaceutical companies rely on data analysis to speed new drug development and increase marketing effectiveness. In the future, these companies plan to incorporate large amounts of genomic data into their analyses in order to tailor drugs for more personalized medicine.

Additionally, compliance initiatives driven by government regulations, such as those issued under the Sarbanes-Oxley Act of 2002 and the Health Insurance Portability and Accountability Act of 1996, or HIPAA,

as well as company policies requiring data preservation, are expanding the proportion of data that must be retained and easily accessible for future use.

This significant growth of enterprise data is fueling a need for additional storage and other information technology infrastructure to maintain and manage it. According to a 2006 report by IDC, an independent technology research organization, worldwide shipment of disk storage systems capacity exceeded 2 million terabytes in 2005 and is forecasted to grow to over 16 million terabytes in 2010, representing a compound annual growth rate of approximately 51%. This growth in data is being further fueled by a steady decline in data storage prices, which makes storing large data sets more economical.

As the volume of data continues to grow, enterprises have recognized the value in analyzing such data to significantly improve their operations and competitive position. They have also realized that frequent analysis of data at a more detailed level is more meaningful than periodic analysis of sampled data. In addition, companies are making analytic capabilities more widely available to a broad range of users across the enterprise for both strategic and tactical decision-making. These factors have driven the demand for the data warehouses that provide the critical framework for data-driven enterprise decision-making by way of business intelligence.

Growing Role of the Data Warehouse

A data warehouse consists of three main elements — database, server, and storage — and interacts with external systems to acquire and retain raw data, receive query instructions and provide analytical results. The data warehouse acts as a data repository for the enterprise, aggregating information from many departments, and more importantly, enables analytics through the querying of the data to deliver specific information used to monitor, measure and manage business performance and to drive future business decisions. The goal of a data warehouse is to enable a business to better understand its customers’ behavior patterns, competitive position, and internal efficiency and productivity.

As business intelligence becomes more widespread across the enterprise, data warehouses are experiencing explosive growth in the amount of their data as well as in the number of business users accessing this data. October 2006 IDC research indicates that 18% of organizations expect their largest data warehouse to at least double in size during the next year, and Winter Corp., a consulting and research organization, estimates that the size of the largest data warehouses triple every two years.

The need for even more robust, yet cost-effective, data warehouse solutions across multiple industries is being further accelerated by the following:

Growth in Users of Business Intelligence.  The need for detailed analytics is becoming more mainstream throughout the enterprise as well as in the “extended enterprise,” which includes suppliers, partners and customers. As the number of users accessing the data warehouse increases, and the queries being processed include a broader mix of strategic and tactical analyses, demand for data warehouse solutions multiplies. This is a change from prior years when business intelligence analysis within an organization was primarily performed by a small number of analysts and IT professionals. IDC noted in a 2006 report that 70% of organizations indicated they are planning to increase the number of internal users of business intelligence tools over the next 12 months.

Increasing Number and Sophistication of Data Queries.  As enterprises continue to recognize the utility of the analyses data warehouses enable, the quantity and sophistication of data queries continue to increase. In addition to traditional reporting and analysis on historical data for past patterns, companies increasingly want to leverage their data to predict future patterns and behavior. Without more powerful data warehouse performance to meet this demand, significant data latency problems can ensue. A data warehouse solution can contain several billion rows of data within its resident database causing even one sophisticated data query to take as long as several hours to several weeks to perform using some traditional data warehouse systems.

Need for Real-time Data Availability.  As data continues to proliferate, increasing load times are continually shrinking the time windows for querying warehoused data. As a growing number of users from business units across the enterprise analyze data for tactical, operational decisions, many organizations need to have their data warehouses available for query and analysis at all times even as fresh data is being constantly loaded. This creates increasing requirements for simultaneous load and query performance.

All these factors are resulting in an addressable data warehouse market that is large and growing quickly. IDC estimates that the data warehouse management software market alone will increase from $4.0 billion in 2005 to $6.3 billion in 2010, a compound annual growth rate of 9.6%. We believe the software required to manage the data warehouse represents only a portion of the total cost of data warehouse systems, which require hardware such as servers and storage as well as services to install, integrate and manage the data warehouse.

Limitations of Traditional Data Warehouse Systems

Many traditional data warehouse systems were initially designed to aggregate and analyze smaller quantities of data, using general-purpose database, server and storage platforms patched together as a data warehouse system. Such patchwork architectures are often used by default to store and analyze data, despite the fact that they are not optimized to handle terabytes of constantly growing and changing data and as a result, they are not as effective in handling the in-depth analyses that large businesses are now requiring of their data warehouse systems. The increasing number of users accessing the data warehouse and the sophistication of the queries employed by these users is making the strain of using these legacy systems even more challenging for many organizations.

We believe traditional data warehouse systems do not fully address the key requirements of today’s business intelligence environments and the needs of customers for the following reasons:

Inefficient Execution of Complex and Ad Hoc Queries.  Most traditional systems read data from storage, bring it across an input/output, or I/O, interface and load it into memory for processing. This approach is extremely inefficient for processing millions or even billions of rows of data in order to execute complex queries or “ad hoc” queries, which are queries created to obtain information as the need arises, often as other queries are reviewed. The result is significant delays in data movement and query processing, which can slow response times to many hours or even days. This delay often eliminates any potential benefit of the query results as conclusions are reached too late to be actionable.

Difficult and Costly Procurement Process.  Most traditional data warehouse systems require multiple product and service contracts from several suppliers. The customer must manage the procurement of costly servers, storage, cabling, database and operating systems software licenses, systems management tools, and installation and integration services. This “a la carte” approach results in higher costs and a lack of accountability from suppliers due to their tendency to blame each other when issues arise and need to be remedied. Additionally, these disparate products are often not easily integrated with other business intelligence applications or other hardware or software products that a customer may incorporate into its data warehouse, resulting in additional hardware, implementation, training, maintenance and support costs.

Complex Infrastructure Installation and Deployment.  A traditional data warehouse is a complex environment that must be assembled and configured on site. Installation can take weeks, requiring assembly, testing, debugging and fine-tuning of system parameters. Traditional data warehouse systems depend on elaborate tuning and data manipulation to generate the performance required by the user. Data loads into the system need to be balanced, indexes created, and disk partitions and logical volumes defined. The entire process can take from weeks to several months, typically requiring extensive professional services engagements.

Slow Response to Changing Business Needs.  As the data warehouse grows and queries and analyses increase in volume and complexity, the tuning and configuration needs of the data warehouse solution further increase, creating ongoing costs in hardware, software and services for the user. In addition, business requirements are constantly changing and the data warehouse needs to evolve to meet these changing requirements. Most traditional data warehouses have customized data models that define the structure and relationships of the data; therefore, when data formats or query requirements change, these solutions require extensive reconfiguration and tuning, resulting in delays and extra personnel costs.

Costly Ongoing Administration and Maintenance.  Managing a traditional data warehouse system is a complex and time-intensive task. Dedicated database administrators are required to monitor and maintain the system. Often, separate administrative teams are dedicated to distinct solution components such as database, server, and storage platforms. Additionally, many traditional systems come with separate management programs for each component, lowering the efficacy of the management of the overall data warehouse.

Inefficient Power, Cooling and Footprint Requirements.  As data warehouses grow dramatically with the proliferation of data, the costs of space, power and cooling are becoming serious concerns in data center management. Because traditional systems are often a patchwork of general-purpose components, significant footprint size and energy consumption issues arise, at odds with ongoing efforts of many businesses to centralize and shrink data center square footage and increase energy efficiency.

Limited Scalability.  Most traditional systems have a difficult time increasing capacity to meet increased user demand and the growing amounts of stored data due to their architectures and technology. In these instances, the I/O limitations become particularly acute. In addition, there are difficulties associated with procurement, installation and integration of additional capacity with existing infrastructure. As a result, significant time and effort must be dedicated to retune the system to reflect the new parameters. In most cases, it is impossible to achieve linear scalability, which means that performance will not scale at the same rate as data growth or system capacity.

As a consequence of these limitations, the rapid growth of enterprise data, and the growing need to utilize this data to address business requirements, we believe there is a significant market opportunity for a purpose-built data warehouse solution that is optimized for efficiently analyzing vast amounts of business-critical data to enable actionable business intelligence.

Our Solution

Our NPS appliance is designed specifically to enable high-performance business intelligence solutions at a low total cost of ownership. It tightly couples database, server, and storage platforms in a compact, efficient unit that integrates easily through open, industry-standard interfaces with leading business intelligence, data access and analytics, data integration and data protection tools. As a result, the NPS appliance enables our customers to load, access and query data faster, more easily and cost-effectively than with traditional systems.

This approach, combined with our innovative product architecture, provides the following significant benefits to our customers:

Superior Performance.  We believe our systems provide industry-leading performance. With the NPS appliance, many complex and ad hoc queries on terabytes of information are reduced from days or hours to minutes or seconds, as disk access speed becomes the primary limiting factor rather than I/O and network constraints. Our customers have reported response times for complex and ad hoc queries that are often 10 to 100 times faster, and in some instances 500 times faster than those of traditional data warehouse systems. This improved performance enables our customers to analyze their data more comprehensively, more iteratively and in a more timely way, so they can make faster and better decisions.

Easy and Cost-Effective Procurement.  Our NPS appliance combines database, server, and storage platforms in a single scalable device using open standards and commodity components, to deliver a significant cost advantage compared with the products of our competitors. In addition, since our NPS appliance provides these technologies in a single product, customers can purchase their data warehouse appliance from one vendor as opposed to from multiple vendors, streamlining the procurement process.

Quick and Easy Infrastructure Installation and Deployment.  NPS appliances are factory-configured and tested, enabling our customers to install our systems typically in less than two days. With all processors and storage in the same cabinet and all components integrated, configured and tested as a purpose-built data warehouse appliance, there is no custom installation and configuration required, unlike traditional solutions. In addition to faster installation, the NPS appliance enables customers to deploy large, multi-terabyte data warehouse environments much more rapidly than with traditional systems. Data is loaded quickly and easily from source systems, and existing tools and software for business intelligence, data access and analytics, data integration and data protection all integrate in a straightforward way through standard interfaces. This enables our customers to deploy and launch their data warehousing initiatives faster than is possible with traditional systems, with minimal need for professional services or customization.

Rapid Adaptation to Changing Business Needs.  Our NPS appliance does not require the tuning, data indexing or most of the maintenance and configuration tasks required by traditional systems. As a result, the NPS appliance is flexible with regard to the layout and structure of data models, so as new data is added and models are updated, the NPS appliance can accommodate changes easily without requiring additional administrative effort.

Minimal Ongoing Administration and Maintenance.  As a self-regulated and self-monitored data warehouse appliance, our systems typically require less than a single administrator to manage. There are no obscure Netezza-specific commands that need to be learned by administrators, and the NPS appliance integrates a single interface for the management and operation of the entire data warehouse. The management and administration requirements of our systems remain limited even as the data and system capacity grow significantly in size.

Small Footprint, and Low Power and Cooling Requirements.  The NPS appliance is a compact, tightly integrated appliance that requires a significantly smaller data center “footprint” than traditional solutions. Because we build our systems specifically for data warehousing, we are able to more effectively integrate components in a less dense, rack-enabled solution consuming significantly less power and generating less heat than the solutions of our competitors.

High Degree of Scalability.  Our systems scale effectively with additional users or more sophisticated queries, as the limiting factor becomes disk access speed rather than shared I/O and network constraints. Because storage and processing are tightly coupled into a modular unit, as data scales, so does processing power without diminution of performance. Additionally, with no need for tuning or indexing, more users can be supported and additional capacity added very quickly and easily. The NPS appliance is priced to allow customers to “pay as they grow,” adding incremental capacity at a low cost per terabyte.

Our Strategy

Our objective is to become the leading provider of data warehouse solutions. Our vision is to enable users across the enterprise to leverage the power of high-performance analytics, simply and affordably, for better decision-making. We plan to accomplish this through the following business strategies:

Broaden Our Target Markets.  Today, we have market penetration in the telecommunications, e-business, retail, financial services, analytic service provider, government and healthcare markets. Our customers are large and established organizations in these markets. We plan to continue our market penetration in these target industries, while expanding into new markets that can utilize business intelligence at an affordable cost. We also plan to continue to expand our addressable market through offerings in the mid-market, enabling companies with fewer resources and smaller budgets to leverage the benefits of data warehouse appliances.

Increase Sales to Our Existing Customer Base.  As our customers increasingly benefit from the performance and cost attributes of our solution, we expect further sales, driven by growing volumes of their stored data, the increasing usage of business intelligence by growing numbers of internal users, as well as additional users accessing our systems across our customers’ extended enterprise. Additionally, we have seen our customers use our systems for other applications beyond the ones for which they initially purchased our system as the benefits of the system become evident, resulting in incremental sales. We expect our existing customers to continue to be important sources of revenue in addition to important allies in promoting the benefits of our solution to new customers.

Extend Our Technology Leadership.  We believe that our proprietary product architecture and design provide us with significant competitive advantages over traditional data warehouse systems. Our appliance design enables us to leverage advances and innovations in both hardware and software. We plan to continue to employ our hardware acceleration techniques and software optimization techniques to achieve faster data loading and processing rates, broaden the range of user and query workloads we support, and take advantage of improvements in the reliability, performance, cost, power and cooling attributes of the hardware components integrated into our appliances. We also plan to leverage our streaming processing capabilities to enable new, faster ways of delivering advanced analytics. We believe this will enable us to maintain our cost and performance advantages versus competitive products.

Expand Distribution Channels.  We plan to continue to invest in our global distribution channels, including our direct salesforce and relationships with resellers, systems integration firms and analytic service providers. We are establishing relationships with additional resellers and with systems integration firms across North America, Europe and Asia, which we believe will accelerate the sales of our products.

Develop Additional Strategic Relationships.  We have established relationships with leading technology partners in the complementary areas of data access and analytics, data integration and data protection. These partners have certified our appliances for integration with their software solutions, and we participate in joint sales and marketing activities. We plan to continue to invest in these relationships to simplify integration and increase sales of our combined offerings. In addition, we plan to introduce integrated product offerings with our partners by bundling additional hardware or applications with our NPS appliance to further extend the value of our product offering. We believe our partnership-based model differentiates us from our competitors, providing flexibility to our customers and enhancing our operating leverage.

Expand Our Customer Support Capabilities.  We plan to continue investing in our global customer support organization, through additional hiring, training, technical infrastructure and partnerships with global hardware support providers. Our customers have reported high levels of satisfaction with our support organization, and we intend to continue providing “high-touch,” high-quality support as we scale our customer base.

Pursue Selected Acquisition Opportunities that are Complementary to Our Strategy.  We intend to pursue acquisition opportunities that we believe will provide us with products and/or technologies that are complementary to or can be integrated into our current products. We believe that further expansion of our product offerings will enable us to offer more comprehensive solutions and functionality to our customers.

“Be Easy to Do Business With.”  Our customers are our most valuable asset and we have designed our products, pricing, contracts and support principles to be simple, straightforward and customer friendly. We plan to continue to operate with these principles to further differentiate our offerings with those of our larger competitors.

Products

The NPS family of appliances currently consists of two main product lines:

The 10000 Series is our core performance line, with current data capacity ranging from less than one terabyte of data up to 100 terabytes. This is the primary product line from which we derive the substantial majority of our revenue. The 10000 Series currently consists of six product models (10050, 10100, 10200, 10400, 10600 and 10800). The various models have different price points and support varying amounts of data capacity. The prices range from several hundred thousand dollars up to several million dollars. Our on-demand pricing allows our customers to add capacity in terabyte increments based on their data growth.

The 5000 Series, which currently consists of one product model, has available data capacity of up to three terabytes, with prices ranging from less than $200,000 to $250,000. This product is sized and priced for our mid-market and smaller customers and does not need to be deployed in a data center, which offers more flexibility to these customers. Many of our customers purchase the 5000 Series as a development system to enable them to design and test new applications and queries prior to deploying a 10000 Series production system.

NPS Product Performance Scalability

	Smallest	Largest
	Configuration	Configuration
	(NPS 5200)	(NPS 10800)

Snippet Processing Units (SPUs)	28	896
User Data Capacity (Terabytes)	3	100
Data Scan Rate (Terabytes/hour)	6	190

Product Partnerships and Alliances.  Through a network of partnerships and alliances, we provide our customers with integrated, high-quality solutions to meet their growing business intelligence requirements. Our appliances provide high-performance infrastructure technology as part of a larger “bundle” of software and hardware used by our customers to load and integrate data, perform analyses on their data and protect their data. We have developed partnerships and alliances with major software partners in the areas of business intelligence, data access and analytics, data integration and data protection, which have certified that our appliances integrate easily with their software solutions. We are working to create closer integration of our products with certain of these partners for even simpler customer deployments and administration.

Our partnerships and alliances include the following software providers:

•	Business intelligence: Business Objects, Cognos, MicroStrategy and SAP

•	Data access and analytics: SAS Institute, SPSS and Unica

•	Data integration: Ab Initio Software, IBM, Informatica and Oracle

•	Data protection: Symantec

•	Industry-specific solutions: Claraview, QuantiSense and Unica

Technology and Architecture

The architecture of the NPS appliance is based upon two guiding principles:

•	Moving processing intelligence to a record stream adjacent to storage significantly enhances performance and scalability. Our approach allows us to perform database operations in a “streaming” fashion. This patent-pending Netezza innovation is called Intelligent Query Streaming technology. The approach of traditional solutions requires data from storage to be moved through many stages before database operations can be performed.

•	Performance and scalability goals can be met using elements of both symmetric multi-processing, or SMP, and massively parallel processing, or MPP, applying each method where it is best suited to meet the specific needs of analytic applications operating on terabytes of data. We believe our architectural approach, which we refer to as AMPP, provides significant improvements in performance and scalability as compared to traditional data warehouse systems. We have several patents pending surrounding our AMPP architecture.

By applying these two principles in an integrated architecture, we believe we have achieved significant improvement in the performance, scalability and manageability of data warehouse systems.

Our AMPP architecture is a two-tiered system designed to quickly handle very large queries from multiple users:

•	The first tier is a high-performance Linux SMP host that compiles data query tasks received from business intelligence applications, and generates query execution plans. It then divides a query into a sequence of sub-tasks, or snippets that can be executed in parallel, and distributes the snippets to the second tier for execution.

•	The second tier consists of dozens to many hundreds of snippet processing units, or SPUs, operating in parallel. Each SPU is an intelligent query processing and storage node, and consists of a commodity processor, dedicated memory, a disk drive and a field programmable gate array, or FPGA, acting as a disk controller with hard-wired logic to manage data flows.

This disk controller, which is at the heart of our Intelligent Query Streaming technology, filters records as they stream off the disk into memory on the SPU. This greatly reduces the data traffic at SPU nodes and at the host, and therefore the data that needs to be processed even for large and complex queries. Nearly all query processing is done at the SPU level, significantly reducing the amount of data required to be transferred within the system and shared over I/O, thereby limiting latency and speeding response times.

With our approach, the pathways used by traditional architectures to deliver data to the host are streamlined and shortened. Because the query is initially screened at the disk drive level in the NPS appliance, there is far less reliance on CPUs, data modeling or bandwidth for performance. This results in a significant competitive advantage over traditional systems, which often require shared connections over which large amounts of data must travel prior to any analysis, and which rely primarily on incremental gains in general-computing processing power that cannot overcome I/O constraints.

Customers

We sell our data warehouse appliances worldwide to large global enterprises, mid-market companies and government agencies through our direct salesforce as well as indirectly via distribution partners. As of April 30, 2007, we had 101 customers and had sold over 230 of our data warehouse appliances. Our customers span multiple vertical industries and include data-intensive companies and government agencies, including the organizations listed below, each of which is a current customer who has purchased at least $300,000 worth of products or services from us:

Vertical Segment	Sample Customers	Representative Applications

Telecommunications	Orange UK	CRM analysis; revenue assurance and cost management; click stream analysis; fraud detection; network management

E-Business	Amazon.com CNET Networks	Click stream analysis; CRM analysis; market basket analysis; fraud detection

Retail	Ahold Neiman Marcus Group Restoration Hardware Ross Stores Ryder System	CRM analysis; supply chain analysis; click stream analysis; market basket analysis; loyalty card analysis

Financial Services	LoanPerformance The NASD CompuCredit	Campaign management; compliance management

Analytic Service Providers	Catalina Marketing Epsilon Nielsen Company	Database marketing and analytics

Government	The United States Army Corps of Engineers The United States Department of Veterans Affairs American Red Cross	Confidential

Healthcare	Blue Cross Blue Shield of Rhode Island Premier Inc. Source Healthcare Analytics, Inc., a Wolters Kluwer Health company	Healthcare analytics; supply chain analysis

Our customers use our data warehouse appliances to analyze terabytes of customer and operational data faster, more comprehensively and affordably than they had been able to do with the traditional systems that we replaced. They report faster query performance, the ability to perform previously impossible queries, lower costs of ownership, and improvements in analytical productivity as a result of using our products.

Some representative customer experiences with our appliances include:

•	Catalina Marketing, a leading behavior-based marketing company, operates in over 20,000 retail stores nationwide and reaches approximately 250 million shoppers weekly. Catalina Marketing needed a data warehouse system that could keep pace with the analytic demands of its large volumes of data. With the NPS system, Catalina has a scalable data warehouse architecture that can now accommodate large numbers of complex queries on five times the data by a greater number of users than its previous system, giving its retail customers faster and more comprehensive insights to their data.

•	Orange UK, one of the UK’s most popular mobile phone services and a division of France Telecom Group, chose the NPS system to analyze billions of call data records in a fraction of the time other systems are capable of delivering. Even as the amount of information stored in Orange’s data center continues to grow, it has managed to reduce its equipment footprint. The new infrastructure in the data center has seen the number of cabinet spaces dedicated to data warehousing drop from 26 to nine. With complexity and floor space now seen as two of the biggest costs facing information technology departments, we have helped Orange prepare itself for future growth.

•	CompuCredit, a specialty finance company, relies on sophisticated computer models and targeted marketing strategies in its efforts to evaluate credit risk more effectively than its competitors. The company’s explosive growth had led to a substantial increase in the amount of data that it had to manage, creating significant IT challenges and limiting the overall ability of the organization to extract impactful business intelligence from this data. Since deploying the NPS appliance, CompuCredit has been able to perform many queries more than 100 times faster than before, drastically improving the usability of its business intelligence applications and spurring user adoption throughout the organization. In addition, CompuCredit has also realized significant administrative efficiencies, boosting IT productivity and enhancing its ability to react to changing business needs. With the NPS appliance, CompuCredit is able to extract value from its enterprise data more completely and efficiently and is enhancing the return on its business intelligence investments.

•	Epsilon is a leading provider of multi-channel, data-driven marketing technologies and services to Fortune 2,000 companies. Epsilon analyzes terabytes of data against strict deadlines and needed a data warehouse that would scale with client growth and meet stringent service level agreements. By optimizing data storage and querying speeds using the NPS appliance, Epsilon can work more efficiently with clients to quickly turn data into valuable insights that drive success across the enterprise. In addition to improved performance including shortening campaign cycles by days and in some cases weeks, Epsilon has reduced the total cost of ownership for its data warehouse using Netezza.

AOL and Epsilon accounted for 49% and 12%, respectively, of our total revenue in fiscal 2005. Acxiom accounted for 10% of our total revenue in fiscal 2006. No customer accounted for greater than 10% of our total revenue during fiscal 2007; however, five customers accounted for greater than 5% of our total revenue during fiscal 2007 and our ten largest customers accounted for approximately 45% of our revenues during the same period. For the first three months of fiscal 2008, MasterCard accounted for 20% of our total revenue.

Service and Support

Through our 28 service and support employees as of April 30, 2007, we offer our customers service and support for the deployment and ongoing use of NPS appliances. We focus primarily on maintenance, although we offer training and consulting services on a limited basis as well. We believe the overall simplicity of our appliances limits the need for extensive training, customization and deployment services or ongoing consulting. Unlike vendors offering traditional systems, we do not depend on service offerings for revenue growth opportunities and, as a result, our interests in providing easy-to-use products are clearly aligned with those of our customers.

We provide our customers with support priced as a percentage of license sales. Our support strategy includes highly-trained support staff located in our Framingham, Massachusetts headquarters, and worldwide installation and technical account management teams. We have invested in help desk, FAQ, trouble-ticketing and online forum infrastructure to enable our customers to log product and support issues, and to share best practices with each other. Our on-site hardware service is performed through hardware service relationships that we have with Hewlett-Packard and its affiliates. We have an agreement with no set term with Compaq Computer Corporation, a subsidiary of Hewlett-Packard, under which Compaq provides on-site hardware component replacement and charges us fixed monthly fees on a per-system basis along with hourly fees for services rendered. We issue individual purchase orders for each system to be covered. We have an additional service agreement with Hewlett-Packard Limited, or HP Ltd., an affiliate of Hewlett-Packard, that renews automatically from each year and under which HP Ltd.

provides support services directly to our customers. This agreement requires individual purchase orders and provides for fixed monthly fees along with hourly fees for services. However, our agreement with HP Ltd. also provides for a minimum coverage term of 12 months for any purchase order and requires quarterly pre-payment of anticipated service charges. We have the right to terminate the HP Ltd. master agreement for any reason upon 30 days’ written notice, and HP Ltd. has the right to terminate the agreement for any reason upon 60 days’ written notice. If this agreement were terminated by HP Ltd., we believe we could make suitable substitute arrangements.

We offer training services to our customers in administration and usage of our NPS appliances through three-day sessions as well as shorter sessions on-site and in our Framingham, Massachusetts headquarters. In addition, we plan to offer limited consulting services, in particular where the customers do not have the on-site staff required for their data warehouse projects and the projects are too small to justify systems integration partner services. These bundled services are provided by our technical account managers assigned to help customers with specific installation, integration and administration projects.

Our customers report high levels of satisfaction with our support and we believe our “high-touch” approach is an important aspect of our growth and success, driving repeat business through further product purchases and upgrades. We plan to continue to invest in the growth and training of our support staff and infrastructure as we scale.

Where additional professional services are requested by the customer for application development and customization, these services are provided through our network of systems integration and consulting partners worldwide. Our partners provide expertise in business intelligence, data warehousing and related areas to our customers. We believe the combined expertise and technology of us and our partners provide significant value to our joint customers, without the channel conflict that is typical of traditional data warehouse vendors and third-party services firms.

Our professional services partnerships and alliances include the following companies:

•	Cognizant Technology Solutions

•	Headstrong Corporation

•	Infosys Technologies Limited

•	Multi Threaded, Inc.

•	NEC

•	Systech Solutions, Inc.

Sales and Marketing

We have established a worldwide sales and distribution network to sell data warehouse appliances to large global enterprises, mid-market companies and government agencies, both directly through our salesforce and indirectly via distribution partners. As of April 30, 2007, we had 94 sales and marketing employees located in 13 offices, including offices throughout the United States, as well as in Canada, the United Kingdom, Australia, Japan and Korea. We plan to continue to invest in both our direct and indirect selling efforts worldwide.

Direct Salesforce

Our direct salesforce consists of paired teams of account executives and systems engineers who work closely together throughout the sales cycle. These teams are primarily organized geographically and are focused on strategic account targets. In addition, we have built two larger sales groups that focus solely on the retail/consumer packaged goods vertical industry and federal government, respectively.

Distribution Partnerships

In addition to our direct selling efforts, we continue to develop reseller partnerships, which we believe will enable us to reach a broader range of customers worldwide. Our reseller partners sell to global enterprises as well as to mid-market customers. We are particularly reliant on these relationships in the Asia-Pacific region. We plan to continue to invest in building and supporting our reseller distribution channel in order to increase overall sales as well as the percentage of our revenues through this channel.

We have reseller partnerships with the following companies:

•	North America: Electronic Data Systems Corporation (EDS) and MSI Systems Integrators

•	EMEA: EDS, BizIntel and Keyrus

•	Asia-Pacific: NEC, Unisys, Information Services International-Dentsu and CTC

In addition to our traditional reseller partners, many of our systems integrator partners have in certain circumstances acted as distribution partners. We also work closely with a number of analytic service providers who provide hosted analytic and data warehousing services as a bundled solution to their customers. These partners continue to be an important part of our channel selling and we plan to expand our relationships with existing and new partners.

We have partnerships with the following analytic service providers:

•	Acxiom

•	Epsilon (an affiliate of Alliance Data Systems Corporation)

•	Merkle

Marketing

We conduct a broad range of marketing activities to promote market awareness of our products, generate product demand, accelerate sales and demonstrate our thought leadership. These include trade shows, field marketing events, public relations, analyst relations, user conferences, webinars and other activities. In addition, we are actively engaged with existing customers in marketing activities to build a community of NPS users worldwide who can promote the benefits of our products from first-hand experience.

We have been recognized by industry analysts for our development of data warehouse appliances, and our company, technology and management team have garnered numerous industry awards and recognition for our innovation and vision.

Research and Development

Our research and development organization, which as of April 30, 2007 was comprised of 83 employees, is responsible for designing, developing and testing our products and for integrating our appliances with partner solutions. Our product development approach utilizes a multi-disciplinary team of professionals with experience in a broad range of areas, including databases, networking, microcode, firmware, performance measurement, application programming interfaces, optimization techniques and user interface design.

In addition to our internal research and development staff, we have contracted with Persistent Systems, located in Pune, India, to employ a dedicated team of over 50 engineers focused on quality assurance and product integration engineering. Under the terms of our agreement with Persistent we pay monthly charges based on the number of Persistent employees staffed on our dedicated team. There is a fixed cap on the total amount of monthly fees that can be charged to us and the size of the team is subject to our approval. Our relationship with Persistent Systems began in 2001, but is terminable by either party on 15 days’ notice. If we are required to change our contract engineering firm, including due to a termination of the agreement with Persistent Systems, we may experience delays, incur increased costs and damage our customer relationships.

We plan to continue to invest in all areas of research and development to maintain our price/performance leadership and to continue to innovate in software, hardware and firmware design. We are also investing in an advanced development team that is engaged in prototyping technologies that enable new market applications for our products, leveraging our core product advantages.

Manufacturing

Our NPS appliance integrates several commodity hardware components including CPUs, disk drives, servers, network switches and memory. Our manufacturing strategy is to manage the supply chain, manufacturing process, test process, finished goods inventory and logistics using third-party expertise and resources, using a highly-leveraged outsourced manufacturing model. We had 10 employees dedicated to manufacturing operations as of April 30, 2007. Our manufacturing team is augmented by a dedicated group of 25 persons at Sanmina.

We work closely with several suppliers to select components based on price/performance, reliability, and power and cooling characteristics. Our operations and engineering personnel work directly with these suppliers on technology roadmap and supply chain issues. We update our hardware platform roughly every 18 months, taking advantage of our suppliers’ advances and new market offerings. Our advanced manufacturing team, located in our Framingham, Massachusetts headquarters, works closely with hardware engineering to review the hardware product roadmap and to plan short- and longer-term materials acquisition strategies, in addition to testing new components for manufacturability and reliability. We rely on a limited number of suppliers for several key components utilized in the assembly of our products, including disk drives and microprocessors. Although in many cases we use standard components for our products, some of these components may only be purchased or may only be available from a single supplier. In addition, we maintain relatively low inventory and acquire components only as needed, and neither we nor our contract manufacturer enter into long-term supply contracts for these components and none of our third-party suppliers is obligated to supply products to us for any specific period or in any specific quantities, except as may be provided in a particular purchase order.

We partner with Sanmina, a global provider of electronics manufacturing services for the manufacture and delivery of our systems. Under the terms of our agreement with Sanmina, we commit to firm purchase orders based on our manufacturing requirements for a certain rolling period. In addition, we submit forecasts to Sanmina based on our requirements for an additional rolling future period, for which we are only responsible for the components purchased by Sanmina in reliance on our forecast. Our forecasts are rolled into our firm purchase orders as the manufacturing date approaches. Sanmina may accept or reject any purchase order we submit. Sanmina fulfills our manufacturing requirements from their facility in Manchester, New Hampshire and has other locations across the United States at which our requirements may be fulfilled. The Sanmina manufacturing facility is International Standards Organization, or ISO, 9002 certified for manufacturing, ISO 14001 certified for new product introduction and has a quality-system training program based on TL9000 directives of the Quality Excellence for Suppliers of Telecommunications, or QuEST, Forum. Our agreement with Sanmina renews automatically from each year and is terminable by us for any reason upon 30 days’ written notice or by Sanmina for any reason upon 90 days’ notice. If we are required to change contract manufacturers or assume internal manufacturing operations due to any termination of the agreement with Sanmina, we may lose revenue, experience manufacturing delays, incur increased costs and damage our customer relationships.

We have implemented a formal product development life cycle process that is based on Software Engineering Institute, or SEI, and ISO guidelines and principles. We plan to continue to improve our manufacturing and quality processes, and to drive down the manufacturing costs of our appliances through scaling and improvements in overall design, including the ongoing evaluation of component costs.

Competition

The data warehouse industry has traditionally been dominated by a small number of major providers. EMC, Hewlett-Packard, IBM, Oracle, Sun Microsystems, Sybase and Teradata (a division of NCR) are our principal competitors in the data warehouse marketplace. Each of these companies provides several if not all elements of a data warehouse environment as individual products, including database software, servers, storage and professional services; however, they do not provide an integrated solution similar to ours. Many of our competitors have greater market presence, longer operating histories, stronger name recognition, larger customer bases and significantly greater financial, technical, sales and marketing, manufacturing, distribution and other resources than we have. Moreover, many of our competitors have more extensive customer and partner relationships than we do, and may therefore be in a better position to identify and respond to market developments or changes in customer demands. Hewlett-Packard was incorporated in 1947 and in its most recent annual report filed with the SEC reported that they had more than 156,000 employees. Oracle refers to itself as the world’s largest enterprise software company in its annual report filed with the SEC and reported that it has more than 56,000 employees. Sun Microsystems reported that it has approximately 78 sales and service offices in the United States and an additional 145 sales and service offices in 47 other countries, and employs independent distributors in over 100 countries. Each of EMC, Hewlett-Packard and Oracle reported spending more than $1 billion on research and development; in each case, significantly more than we have. Potential customers may also prefer to purchase from their existing suppliers rather than a new supplier regardless of product performance or features.

In addition to traditional data warehouse offerings, several new offerings and vendors have entered the market over the past few years. As the benefits of an appliance solution become evident in the marketplace, several of the large players, such as IBM and Teradata, have introduced “appliance-like” offerings that combine traditional database software integrated with lower-cost, commodity hardware including servers and storage. In addition, several smaller vendors have entered the market, offering open source or proprietary database software with commodity hardware. Furthermore, we expect additional competition in the future from new and existing companies with whom we do not currently compete directly. As our industry evolves, our current and potential competitors may establish cooperative relationships among themselves or with third parties, including software and hardware companies with whom we have partnerships and whose products interoperate with our own, that could acquire significant market share, which could adversely affect our business. We also face competition from internally developed systems. The success of any of these sources of competition, alone or in combination with others, could seriously harm our business, operating results and financial condition.

Competition in the data warehouse industry is based primarily on performance; ease of deployment and administration; acquisition and operating costs; scalability; and power, cooling and footprint requirements. We believe we compete effectively based on all of these factors. Our NPS data warehouse appliance has demonstrated a performance advantage of 10 to 100 times greater query speed, a reduction of overall operations oversight and linear scalability in users and system capacity, while typically requiring less floor space, electric power and cooling capacity than the products provided by our major competitors. However, there can be no assurance that our products will continue to outperform those of our competitors or that our product advantages will always lead to customers choosing our products over those of our competitors.

Intellectual Property

Our success depends in part upon our ability to develop and protect our core technology and intellectual property. We rely primarily on a combination of trade secret, patent, copyright and trademark laws, as well as contractual provisions with employees and third parties, to establish and protect our intellectual property rights. Our products are provided to customers pursuant to agreements that impose restrictions on use and disclosure. Our agreements with employees and contractors who participate in the development of our core technology and intellectual property include provisions that assign any intellectual property rights to us. In addition to the foregoing protections, we generally control access to our proprietary and confidential information through the use of internal and external controls.

As of April 30, 2007, we had 8 issued patents and 15 pending patent applications in the United States. As of April 30, 2007, we also had 14 European patent applications with the European Patent Office, which, if allowed, may be converted into issued patents in various European Contracting States. Pending patent applications may receive unfavorable examination and are not guaranteed allowance as issued patents. To the extent that a patent is issued, any such future patent may be contested, circumvented, found unenforceable or invalidated, and we may not be able to prevent third parties from infringing this patent. We may elect to abandon or otherwise not pursue prosecution of certain pending patent applications due to patent examination results, strategic concerns, economic considerations or other factors. We will continue to assess appropriate occasions to seek patent protection for aspects of our technology that we believe provide us a significant competitive advantage in the market. However, we believe that effective and timely product innovation is more important to the success of our business than the protection of our existing technology.

We have registered the following trademarks in the United States: Netezza, Netezza and design, Netezza Performance Server and NPS. We also have numerous trademarks registered and trademark applications pending in foreign jurisdictions including: the European Union, India, Australia, China, Japan, Canada, Argentina, Hong Kong, Korea, Norway, Poland, Singapore, Switzerland, Taiwan, Thailand, Turkey, Mexico and Brazil.

Despite our efforts to protect the intellectual property rights associated with our technology, unauthorized parties may still attempt to copy or otherwise obtain and use our technology. Moreover, it is difficult and expensive to monitor whether other parties are complying with patent and copyright laws and their confidentiality or other agreements with us, and to pursue legal remedies against parties suspected of breaching our intellectual property rights. In addition, we intend to expand our international operations where the laws do not protect our proprietary rights as fully as do the laws of the United States.

Third parties could claim that our products or technologies infringe their proprietary rights. Our industry is characterized by the existence of a large number of patents, trademarks and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. Although we have not been involved in any litigation related to intellectual property rights of others, we have from time to time received letters from other parties alleging, or inquiring about, breaches of their intellectual property rights. We may in the future be sued for violations of other parties’ intellectual property rights, and the risk of such a lawsuit will likely increase as our size and market share expand and as the number of products and competitors in our market increase.

Employees

As of April 30, 2007, we had 233 employees worldwide, including 28 employees in service and support, 94 employees in sales and marketing, 83 employees in research and development, 10 employees in manufacturing and 18 employees in general administration. None of our employees is represented by a labor union, and we consider current employee relations to be good.

Facilities

Our principal administrative, sales, marketing, customer support and research and development facility is located at our headquarters in Framingham, Massachusetts. We currently occupy approximately 46,000 square feet of office space in the Framingham facility under the terms of an operating lease expiring in February 2008. We believe that our current facilities are adequate to meet our needs until the expiration of our operating lease in February 2008. We also have leased sales or support offices in various locations throughout the United States, as well as in Canada, the United Kingdom, Australia, Japan and Korea. We believe that suitable additional or alternative facilities will be available as needed on commercially reasonable terms.

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not presently a party to any legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors, including their ages as of April 30, 2007.

Name	Age	Position

Jitendra S. Saxena	61	Chief Executive Officer, Co-founder and Chairman of the Board of Directors
James Baum	43	President and Chief Operating Officer, Director
Patrick J. Scannell, Jr.	53	Senior Vice President, Chief Financial Officer, Treasurer and Secretary
Raymond Tacoma	57	Senior Vice President, Worldwide Sales
Patricia Cotter	48	Vice President Worldwide Customer Support & Manufacturing
Sunil Dhaliwal	31	Director
Ted R. Dintersmith(1)(2)	54	Director
Robert J. Dunst, Jr.(1)	46	Director
Paul J. Ferri(2)(3)	68	Director
Charles F. Kane(1)	49	Director
Edward J. Zander(2)(3)	60	Director

(1)	Member of the audit committee

(2)	Member of the compensation committee

(3)	Member of the nominating and corporate governance committee

Jitendra S. Saxena, a founder of Netezza, has served as our Chief Executive Officer and as a director since October 2000. Mr. Saxena also served as our President from our inception to June 2006. He was elected as Chairman of the Board of Directors in June 2007. Prior to founding Netezza, Mr. Saxena served as Chairman and Chief Executive Officer of Applix, Inc., a provider of performance management applications, from 1983 to 2000. In July 2003, Mr. Saxena was named an Ernst & Young New England Entrepreneur of the Year in the “Emerging” category.

James Baum has served as our President and Chief Operating Officer since June 2006 and as a director since August 2006. Prior to joining Netezza, Mr. Baum served as the President and Chief Executive Officer of Endeca Technologies, Inc., a provider of search and guided navigation solutions, from November 2004 to October 2005 and President and Chief Operating Officer from June 2001 to November 2004. From October 1998 to December 2000, Mr. Baum served first as Executive Vice President, Engineering, Research and Development, then Executive Vice President and General Manager of Parametric Technology Corporation, a provider of product lifecycle management, content management and publishing solutions.

Patrick J. Scannell, Jr. has served as our Senior Vice President and Chief Financial Officer since March 2003. Prior to joining Netezza, Mr. Scannell served as Chief Financial Officer of PhotonEX Corporation, a provider of optical systems, from November 2000 to January 2003. From November 1998 to August 2000, Mr. Scannell served as Chief Financial Officer of Silknet Software, Inc., a provider of CRM infrastructure software. From September 1992 until October 1998, Mr. Scannell served as Executive Vice President and Chief Financial Officer of Applix, Inc.

Raymond Tacoma has served as our Senior Vice President, Worldwide Sales since September 2003. Prior to joining Netezza, Mr. Tacoma served as Executive Vice President of Sales and Marketing at Corechange, a global provider of portal framework software, from February 2002 to July 2003. From August 1996 to December 2001, Mr. Tacoma served as Vice President of North American Sales at MicroStrategy, Inc., a business intelligence software company.

Patricia Cotter has served as our Vice President, Worldwide Customer Support and Manufacturing since July 2001. Prior to joining Netezza, Ms. Cotter served as a Vice President at Visual Networks, Inc., a provider of application performance and network management solutions, from 1996 to 2000. From 1993 to 1996, Ms. Cotter served as Director of Corporate Program Management at Stratus Technologies, Inc. a global solutions provider.

Sunil Dhaliwal has served as a director since August 2005. Mr. Dhaliwal is a General Partner at Battery Ventures, a venture capital firm, which he joined in August 1998. Prior to joining Battery Ventures, Mr. Dhaliwal worked in the High Technology Group at Alex Brown & Sons, Inc. where he executed numerous equity financings and mergers and acquisitions in the communications and software industries.

Ted R. Dintersmith has served as a director since December 2000. Mr. Dintersmith has been a General Partner of Charles River Ventures, a venture capital firm, since February 1996. Mr. Dintersmith has been an early and active investor in numerous successful start-ups and previously served on the board of directors for the National Venture Capital Association.

Robert J. Dunst, Jr. has served as a director since February 2007 and since June 2006, serves as a private business consultant. Prior to June 2006, Mr. Dunst was Executive Vice President, Technology and Supply Chain of Albertsons, a food and drug retailer where from November 2001 to May 2005, he served as Executive Vice President and Chief Technology Officer. Prior to holding that position, Mr. Dunst was Vice President, Advanced Technology and Internet Business Group at Safeway, Inc., a food retailer. Mr. Dunst was also an Executive Board Member of the Global Commerce Initiative and World Wide Retail Exchange.

Paul J. Ferri has served as a director since November 2005. Mr. Ferri has been a General Partner of Matrix Partners, a venture capital firm, since February 1982. Mr. Ferri also is a director of Sycamore Networks, Inc. Mr. Ferri also serves on the boards of directors of several private companies.

Charles F. Kane has served as a director since May 2005. Mr. Kane is currently the Chief Financial Officer of One Laptop per Child, a non-profit organization founded at Massachusetts Institute of Technology that provides computers and internet access for students in the developing world. From May 2006 to October 2006 Mr. Kane served as the Chief Financial Officer of RSA Security, Inc., a provider of e-security solutions. From July 2003 to May 2006 Mr. Kane served as Senior Vice President, Finance and Chief Financial Officer of Aspen Technology, Inc., a provider of software and professional services. From May 2000 to February 2003 Mr. Kane was President and Chief Executive Officer of Corechange. Mr. Kane is a director of Applix, Inc. and Progress Software Corporation.

Edward J. Zander has served as a director since April 2002. Mr. Zander has served as Chairman and Chief Executive Officer of Motorola, Inc., a provider of wireless and broadband communications products, since January 2004. Prior to joining Motorola, Mr. Zander was a managing partner of Silver Lake Partners, a private equity fund focused on investments in technology industries, from July 2003 to December 2003. Prior to holding that position, Mr. Zander was President and Chief Operating Officer of Sun Microsystems, Inc., a provider of hardware, software and services for networks, from January 1998 until June 2002. He serves on the board of directors of Time Warner Inc., and several educational and non-profit organizations. He also serves as a member of the Dean’s Advisory Council of the School of Management at Boston University, a trustee and Presidential Advisor at Rensselaer Polytechnic Institute and Chairman of the Technology CEO Council.

Corporate Governance Guidelines

Our board of directors has adopted corporate governance guidelines to assist the board in the exercise of its duties and responsibilities and to serve the best interests of our company and our stockholders. These guidelines, which provide a framework for the conduct of our board’s business, provide that:

•	the board’s principal responsibility is to oversee the management of Netezza;

•	a majority of the members of the board shall be independent directors;

•	the independent directors meet regularly in executive session;

•	directors have full and free access to management and, as necessary and appropriate, independent advisors;

•	new directors participate in an orientation program and all directors are expected to participate in continuing director education on an ongoing basis; and

•	at least annually, the board and its committees will conduct a self-evaluation to determine whether they are functioning effectively.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following this offering, a current copy of the code will be posted on the Corporate Governance section of our website, which is located at www.netezza.com.

Board Composition

Our board of directors currently consists of eight members. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal. Our board of directors has determined that none of Messrs. Dhaliwal, Dintersmith, Dunst, Ferri, Kane and Zander has a relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is an independent director, as such term is defined by the listing standards of NYSE Arca. In reaching such determination, our board considered, among other factors, the transactions described under “Related Party Transactions” and the stock holdings of the venture capital funds with which Messrs. Dhaliwal, Dintersmith and Ferri are affiliated.

In accordance with the terms of our certificate of incorporation and by-laws, our board of directors is divided into three classes, class I, class II and class III, with members of each class serving staggered three-year terms. Upon the closing of this offering, the members of the classes will be divided as follows:

•	the class I directors will be Messrs. Baum, Dhaliwal and Kane, and their term will expire at the annual meeting of stockholders to be held in 2008;

•	the class II directors will be Messrs. Dintersmith and Saxena, and their term will expire at the annual meeting of stockholders to be held in 2009; and

•	the class III directors will be Messrs. Dunst, Ferri and Zander, and their term will expire at the annual meeting of stockholders to be held in 2010.

Our certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Our certificate of incorporation and our by-laws also provide that our directors may be removed only for cause by the affirmative vote of the holders of at least 75% of our voting stock, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. Our classified board could have the effect of delaying or discouraging an acquisition of Netezza or a change in our management.

We currently are party to a stockholders’ voting agreement providing certain parties with the right to designate directors. The stockholders’ voting agreement will terminate upon the closing of this offering, and there will be no further contractual obligations regarding the election of our directors.

There are no family relationships among any of our directors or executive officers.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee operates under a charter that has been approved by our board. Following this offering, current copies of each committee’s charter will be posted on the Corporate Governance section of our website, which is located at www.netezza.com. Our board has determined that all of the members of each of our board’s three standing committees are independent as defined under the rules of the NYSE Arca, including, in the case of all members of the audit committee, the independence requirements contemplated by Rule 10A-3 under the Securities Exchange Act of 1934.

Audit Committee.  The members of our audit committee are Messrs. Dintersmith, Dunst and Kane. Mr. Kane chairs the audit committee. Our board of directors has determined that Mr. Kane is an “audit committee financial expert” as defined in applicable SEC rules. Our audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our registered public accounting firm;

•	overseeing the work of our registered public accounting firm, including through the receipt and consideration of certain reports from such firm;

•	reviewing and discussing with management and the registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	establishing policies regarding hiring employees from the registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;

•	meeting independently with our internal auditing staff, registered public accounting firm and management; and

•	reviewing and approving or ratifying any related person transactions.

Compensation Committee.  The members of our compensation committee are Messrs. Dintersmith, Ferri and Zander. Mr. Dintersmith chairs the compensation committee. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Specific responsibilities of our compensation committee include:

•	annually reviewing and approving corporate goals and objectives relevant to chief executive officer compensation;

•	determining our chief executive officer’s compensation;

•	reviewing and approving, or making recommendations to our board with respect to, the compensation of our other executive officers;

•	overseeing an evaluation of our senior executives;

•	overseeing and administering our cash and equity incentive plans; and

•	reviewing and making recommendations to our board with respect to director compensation.

Nominating and Corporate Governance Committee.  The members of our nominating and corporate governance committee are Mr. Ferri and Mr. Zander. Mr. Ferri chairs the nominating and corporate governance committee. Our nominating and corporate governance committee’s responsibilities include:

•	identifying individuals qualified to become members of our board;

•	recommending to our board the persons to be nominated for election as directors and to each of our board’s committees;

•	reviewing and making recommendations to our board with respect to management succession planning;

•	developing and recommending to our board corporate governance principles; and

•	overseeing an annual evaluation of our board.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

Non-employee directors receive no cash compensation for their service as directors or committee members. Non-employee directors are reimbursed for expenses incurred in connection with attendance at board and committee meetings. Mr. Saxena and Mr. Baum do not receive any cash or equity compensation for their services as directors.

In August 2004, we granted to Mr. Zander a stock option for 80,000 shares of our common stock, at an exercise price of $0.78 per share, which was the fair market value of our common stock at the time of the grant of the option. That option vested over the two-year period following its grant.

In May 2005, we granted to Mr. Kane a stock option for 50,000 shares of our common stock, at an exercise price of $1.00 per share, which was the fair market value of our common stock at the time of the grant of the option. That option vests over the two-year period following its grant and was fully vested on May 1, 2007.

In February 2007, we granted to each of Mr. Dhaliwal, Mr. Dintersmith, Mr. Dunst, Mr. Ferri and Mr. Zander a stock option for 50,000 shares of our common stock, at an exercise price of $6.70 per share. Those options vest as to 25% of the shares on February 1, 2008 and as to an additional 6.25% of the shares at the end of each successive three-month period following February 1, 2008 through and including February 1, 2011, provided the optionholder continues to serve as a director on such dates. In addition, those options become vested in full upon an acquisition of Netezza.

Our board of directors, on the recommendation of the compensation committee, has adopted a policy under which we will grant a stock option for 50,000 shares of our common stock:

•	to each new non-employee director upon his or her initial election to our board, and

•	to each non-employee director at such time as the option held by him or her, as described in the preceding two paragraphs, becomes fully vested.

Those stock options will have an exercise price equal to the fair market value of our common stock on the date of grant. Those options will vest as to 25% of the shares on the first anniversary of the grant date and as to an additional 6.25% of the shares at the end of each successive three-month period following the first anniversary of grant through and including the fourth anniversary of grant, provided the optionholder continues to serve as a director on such dates. In addition, those options will become vested in full upon an acquisition of Netezza.

Compensation Discussion and Analysis

Objectives and Philosophy of Our Executive Compensation Program

The primary objectives of the compensation committee with respect to executive compensation are:

•	to attract, retain and motivate executives who make important contributions to the achievement of our business objectives and

•	to align the incentives of our executives with the creation of value for our stockholders by providing equity incentives tied to our long-term performance.

Our compensation plans and policies currently, and will continue to, compensate executive officers with a combination of base salary, cash bonuses tied to our financial performance, equity incentives and customary employee benefits. We currently intend to implement total compensation packages for our executive officers in line with the median compensation levels of comparable public companies. Our compensation committee considers companies within the same industry, of comparable size, and in the same geographic region to be comparable companies for executive compensation comparison purposes. In setting executive compensation for fiscal 2008, the compensation committee reviewed the executive compensation of a benchmark group including Commvault, iRobot, Unica, which are all publicly traded, as well as Egenera and Crossbeam, two private, venture-backed companies, and relevant industry surveys.

As a privately-held company, both our board of directors and the compensation committee of our board participated in decisions concerning executive compensation. As a public company, the compensation committee will oversee our executive compensation program. In making compensation decisions for executives other than the Chief Executive Officer, the compensation committee receives and takes into account specific recommendations from our Chief Executive Officer.

Components of our Executive Compensation Program

We compensate our executives through programs that emphasize performance-based compensation. Executive compensation is tied directly to the performance of the company and the individual’s efforts in helping us achieve corporate goals, which connects our executives’ compensation with increasing stockholder value. Our programs are structured to ensure that, due to the dynamic nature of our business, there is an appropriate balance between recognition of short- and long-term performance. However, we do not have a specific policy regarding the allocation of total compensation among these components. The following elements comprise compensation paid to our executive officers:

Base Salary.

The base salaries that we pay to our executives, which are used to provide a fixed amount of compensation to compensate an executive adequately for the regular work performed during the fiscal year, are based on the level of responsibility required of each executive, and are set after consideration of the level of base salary paid by comparable companies for similar positions. Base salaries for our executives are fixed by our compensation committee, with input from our Chief Executive Officer. None of our executives has an employment agreement that provides for automatic or scheduled increases in base salary. Our compensation committee reviews base salaries annually, generally early in the fiscal year, and, based on each executive’s performance of individual objectives during the prior fiscal year, it may make merit-based adjustments to ensure that salaries are aligned with our compensation objectives and the compensation paid by comparable public companies. Individual objectives may include achievement of company targets, attaining hiring targets, growth and development of staff within certain departments, achieving product delivery milestones, or increasing the company profile and footprint in the market.

The following table sets forth information regarding the base salary for fiscal 2007 and fiscal 2008 for our named executive officers:

		Fiscal 2007	Fiscal 2008
Name	Title	Base Salary	Base Salary

Jitendra S. Saxena	Chief Executive Officer	$300,000	$325,000
James Baum	President	$300,000	$300,000
Patrick J. Scannell, Jr.	Chief Financial Officer	$215,000	$250,000
Raymond Tacoma	Senior Vice President, Worldwide Sales	$225,000	$225,000
Patricia Cotter	Vice President, Worldwide Customer Support and Manufacturing	$168,750	$180,000

The primary corporate performance factors considered by our compensation committee in granting base salary increases to Mr. Saxena, Mr. Scannell and Ms. Cotter were the 48% increase in our revenue from fiscal 2006 to fiscal 2007, the addition of 41 new customers during fiscal 2007, and our progress towards an initial public offering. The primary individual performance factors considered by our compensation committee, and by Mr. Saxena in making recommendations to the compensation committee, were as follows:

•	for Mr. Saxena, his contributions to the strategic direction of the company, the building of our management team, assistance with direct sales to key customers, and his interactions with investors and the investment community;

•	for Mr. Scannell, his contributions to the development and oversight of our financial, accounting and internal control functions, his effective management of our human resources and information technologies groups, and his efforts in preparing the company for operation as a public company and complying with the public company regulatory environment; and

•	for Ms. Cotter, the high degree of customer satisfaction with our product, our success in developing a quick and efficient process for customer installations, and her effective management of our procurement process and our relationship with Sanmina, our contract manufacturer.

Mr. Baum, our President, was hired in mid-2007, and as a result did not receive an increase in salary for fiscal 2008. Mr. Tacoma serves as our Senior Vice President, Worldwide Sales. As noted below, we believe the overall compensation of Mr. Tacoma should be based primarily on our sales performance (which is addressed through our annual incentive bonus plan), and therefore Mr. Tacoma did not receive an increase in his annual base salary. At the end of fiscal 2008, the base salaries of our executive officers will again be evaluated based upon both corporate and individual performance during fiscal 2008, and may be adjusted upward or downward, depending upon that performance.

The decisions concerning executive base salaries made by our compensation committee, while taking into account the factors described above, are subjective in nature. In fixing executive base salaries, the compensation committee members take into account their extensive collective experience in serving as directors and executives of technology companies such as ours and on their overall assessment of the executive’s performance and importance to our company. However, the compensation committee members do not necessarily base such decisions on a specific set of performance objectives or ascribe quantifiable weighting to the various factors they consider.

Cash Bonuses.

A significant element of the cash compensation of our executive officers is based upon an annual executive officer incentive bonus plan adopted by our compensation committee. Annual incentive awards are designed to reward short-term performance and the achievement of designated strategic results. Our compensation committee also reviews the target cash bonus with base salary for each executive officer to ensure that the effective total salary is competitive with other executives with comparable roles, revenue targets and in comparable industries.

Our executive officer incentive bonus policy for fiscal 2007 covered Messrs. Saxena, Baum, Scannell and Tacoma. Our executive officer incentive bonus plan for fiscal 2008 covers Messrs. Saxena, Baum, Scannell, Tacoma and Ms. Cotter. The principal elements of the fiscal 2007 policy were as follows:

•	The executive officers other than Mr. Tacoma were assigned a target bonus of approximately 40% of their annual base salary. As we believe the overall compensation of Mr. Tacoma, who serves as our Senior Vice President, Worldwide Sales, should be based primarily on our sales performance, Mr. Tacoma was provided the opportunity to earn a significant cash bonus based on sales performance. As a result, he had a target bonus that was slightly in excess of his annual base salary.

•	For the executive officers other than Mr. Tacoma, 80% of their target bonus was based upon our attainment of a specified revenue target of $85.0 million for fiscal 2007 and 20% of their target bonus was based upon our attainment of a specified adjusted operating income (which is operating income plus the amount of the our non-cash stock compensation expense) target of $789,000 for fiscal 2007. Revenue and adjusted operating income were selected as bonus metrics for the executive officers, other than Mr. Tacoma, to align executive bonus compensation with the metrics used by the board of directors to measure the success of the company. For Mr. Tacoma, 100% of his bonus was based upon our attainment of quarterly and annual bookings targets. Mr. Tacoma’s cash bonus incentive was designed to maintain all of his focus on sustained sales success and future growth of the business, which was consistent with the company’s intention to emphasize revenue growth and increase our presence in the market. Bookings targets were selected as bonus metrics for Mr. Tacoma to reward him for achieving sustained sales success during the year and for generation of potential future revenue. The revenue, adjusted operating income and bookings targets used for purposes of the 2007 executive officer incentive bonus policy were established prior to the commencement of fiscal 2007. Our compensation committee considered our goals for revenue growth and operating income for fiscal 2007 and established target levels that it considered challenging in that they required us to achieve strong revenue growth as compared to prior years and, in addition required increased revenue and reduced cost on a per-employee basis, but would be attainable if we had what we considered to be a successful year.

•	No portion of the target bonuses based on revenue was payable unless we attained at least 70% of our revenue target. No portion of the target bonuses based on adjusted operating income was payable unless we attained a specified level of net loss. No portion of the target bonuses based on bookings was payable unless we attained at least 60% of our bookings targets. There was no cap on the amount of the revenue-based bonus; the amount of the bonuses based on adjusted operating income and bookings could not exceed the target amounts.

In fiscal 2007, we attained 94% of our revenue target; we did not attain our adjusted operating income target; and we exceeded our bookings targets for fiscal 2007 and for three of the four quarters of fiscal 2007.

The principal elements of the fiscal 2008 executive officer incentive bonus plan are as follows:

•	As in fiscal 2007, the executive officers other than Mr. Tacoma have a target bonus of approximately 40% of their annual base salary. Mr. Tacoma has a target bonus that is again based on sales performance and is in excess of his annual base salary.

•	For the executive officers other than Mr. Tacoma, 50% of their target bonus is based upon our attainment of a specified revenue target for fiscal 2008 and 50% of their target bonus is based upon our attainment of a specified adjusted operating income target for fiscal 2008. For Mr. Tacoma, $100,000 of his target bonus is based upon attainment of quarterly and annual revenue targets and $175,000 of his target bonus is based upon attainment of quarterly, year-to-date and annual bookings targets. The revenue, adjusted operating income and bookings targets used for purposes of the fiscal 2008 incentive bonus plan were established prior to the commencement of fiscal 2008, and as with the targets for fiscal 2007 were set at levels that were designed to be challenging in that they require us to achieve strong revenue growth and, in addition, require increased revenue and reduced cost on a per-employee basis, but would be attainable if we had what we considered to be a successful year.

•	No portion of the target bonuses based on revenue, adjusted operating income or bookings is payable unless we attain at least 70% of the applicable target. In addition, the amount of the revenue-based, operating income-based, and bookings-based bonuses is capped at 120% of the target bonus allocated to that metric.

In establishing annual incentive bonus plans, the compensation committee typically fixes target bonuses for our executive officers based on a percentage of their annual base salary. Accordingly, any changes in an executive’s base salary will likely result in a corresponding change in his target bonus for that fiscal year. In establishing the performance metrics upon which bonuses are determined — such as revenue, adjusted operating income and bookings targets — the compensation committee takes into account changes in our business from year to year, but seeks to establish targets each fiscal year that have approximately the same likelihood of being attained. As a result, any increases in incentive bonus compensation would be based upon a combination of (i) the same company and individual performance factors that resulted in the establishment of the executives’ annual base salaries and (ii) the performance of our company against the targets established as part of the annual incentive bonus plan.

Long-Term Equity Incentives.

Our equity grant program is a key component of our executive compensation program, which is designed to provide both short-term and long-term incentives for our executives. We believe that the long-term performance of our business is improved through the grant of stock-based awards which aligns the interests of our executives with the creation of value for our stockholders and helps us attract, motivate and retain a successful management team. Prior to this offering, our executives were eligible to participate in our 2000 stock incentive plan (as amended, the 2000 Plan). Following the closing of this offering, we will continue to grant our executives and other employees stock-based awards pursuant to the 2007 stock incentive plan, or the 2007 Plan. Under the 2007 Plan, executives will be eligible to receive grants of stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights and other stock-based equity awards at the discretion of the compensation committee.

To date, we have granted the substantial majority of our equity awards in the form of stock options that vest with the passage of time. While we currently expect to continue to use time-based stock options as the primary form of equity awards that we grant, we may in the future use alternative forms of equity awards, such as restricted stock or performance-based stock options, in addition to or in replacement of time-based stock options.

We generally grant options to executive officers and other employees upon their initial hire, in connection with a promotion, and annually based primarily upon merit. Prior to the close of the fiscal year, our committee reviews the current status of each executives’ outstanding options awards, particularly the unvested portion of the grants. Keeping the status of these awards in mind, as well as the performance of the executive during the fiscal year, the committee determines the size of an annual equity award for each executive officer. It is the committee’s intention to make equity awards so that each executive has outstanding awards that are approximately 40–50% unvested in the aggregate. Mr. Baum received a significant equity award in connection with his hiring during the last fiscal year, and as a result his annual award was slightly reduced. As Ms. Cotter was appointed to an executive position at the end of this fiscal year, her annual award was slightly increased to reflect her new position.

In February 2006 (early fiscal 2007), the compensation committee granted options to each of our executive officers (other than Mr. Baum, who had not yet joined the company), as part of a broad-based option grant to over 70 employees. Mr. Baum received an option grant in August 2006, shortly following the commencement of his employment with the company. See “— Executive Compensation — Grants of Plan-Based Awards in Fiscal 2007” below for a description of those grants and their material terms.

In February 2007 (early fiscal 2008), the board of directors granted options to each of our executive officers as part of a broad-based option grant to over 75 employees. The number of shares covered by the grants to our executive officers was as follows: Mr. Saxena: 300,000 shares; Mr. Baum: 50,000 shares; Mr. Scannell: 200,000 shares; Mr. Tacoma: 150,000 shares; and Ms. Cotter: 50,000 shares. We intend to make annual grants of equity awards to executive officers, generally early in the fiscal year following an evaluation of the executive’s performance in the prior fiscal year.

Except as described below, all of our option grants referenced above were on the following terms, and we currently expect that these terms will also be used for future option grants:

•	The exercise price of the options is equal to the fair market value of the common stock on the date of grant. For the options referenced above, the exercise price was established by our board of directors, taking into account, among other factors, an appraisal of the fair market value of our common stock by an independent valuation firm. Following this offering, the exercise price will be equal to the closing sale price of our common stock on the NYSE Arca on the date of grant.

•	Options vest over a five-year period (subject to continued employment), with 20% of the shares vesting on the first anniversary of the vesting start date and the remaining shares vesting in 5% increments at the end of each successive three-month period following the first anniversary of the vesting start date. The vesting start date is generally the day on which the option was granted or the first day of the quarter or month in which the option was granted depending on the type of option grant. Prior to February 2006, option grants vested over a four-year period with 25% of the shares vesting on the first anniversary of the vesting start date and the remaining shares vesting in 6.25% increments at the end of each successive three-month period following the first anniversary of the vesting start date. We adopted a five-year vesting period to create an incentive for employees to remain with the company for a longer period.

•	Generally, vesting accelerates as to 20% of the shares covered by each option upon an acquisition of Netezza. As explained below, our executive officers have agreements providing for the acceleration of vesting in the event of an employment termination under specified circumstances following a “change in control” of Netezza.

•	Options expire either seven or ten years following the date of grant, subject to earlier expiration upon termination of employment.

Our board of directors has adopted the following policies with respect to the grant of stock options. The primary purpose of these policies is to establish procedures for option grants that minimize the opportunity — or the perception of the opportunity — for us to time the grant of options in a manner that takes advantage of any material nonpublic information.

Annual Grants.  The annual option grants to our employees will be approved by the compensation committee on the first Monday following our public announcement of operating results for the recently completed fiscal year. The exercise price of the options will be at least equal to the closing price of our common stock on NYSE Arca on the grant date.

New Hire Grants — Non-executives.  Our Chief Executive Officer has the authority, subject to limitations on the number of shares that may be covered by his grants, to make option grants to all newly hired employees other than executive officers. The grant date of those options will be the last trading day of the month of the employee’s hire date. The exercise price of those options will be at least equal to the closing price of our common stock on NYSE Arca on the grant date.

New Hire Grants — Executives.  Option grants to all newly hired executive officers must be approved by the compensation committee at the first in-person or telephonic meeting of the committee following the executive’s hire date. However, if that meeting occurs during a quarterly or year-end trading blackout period under our Insider Trading Policy or during a time when we are otherwise in possession of material nonpublic information (referred to as an option blackout period), the option grant will instead be made at the first in-person or telephonic meeting of the committee outside of an option blackout period. The exercise price of those options will be at least equal to the closing price of our common stock on NYSE Arca on the grant date.

Other Grants.  All option grants to employees not described above will be approved by the compensation committee at an in-person or telephonic meeting held outside of an option blackout period. The exercise price of those options will be at least equal to the closing price of our common stock on NYSE Arca on the grant date.

Other Compensation.

Each of our executive officers is eligible to participate in our employee benefits programs on the same terms as non-executive employees, including our 401(k) plan, flexible spending accounts plan, medical plan, dental plan and vision care plans. In addition, employees, including executive officers, participate in our life and accidental death & dismemberment insurance policies, long-term and short-term disability plans, employee assistance program, maternity and paternity leave plans and standard company holidays.

Severance and Change-in-Control Benefits

We have entered into agreements with each of our executive officers that provide them with severance benefits in the event of the termination of their employment under specified circumstances, as well as acceleration of vesting of equity awards in the event of an employment termination under specified circumstances following a change in control of Netezza. These agreements, along with estimates of the value of the benefits payable under them, are described below under the caption “— Executive Compensation — Agreements with Executives.”

We believe providing these benefits helps us compete for and retain executive talent. After reviewing the practices of comparable companies, we believe that our severance and change-in-control benefits are generally in line with those provided to executives by comparable companies.

Tax Considerations

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally disallows a tax deduction for compensation in excess of $1.0 million paid to our chief executive officer and our four other most highly paid executive officers. Qualifying performance-based compensation is not subject to the deduction limitation if specified requirements are met. We periodically review the potential consequences of Section 162(m) and we generally intend to structure the performance-based portion of our executive compensation, where feasible, to comply with exemptions in Section 162(m) so that the compensation remains tax deductible to us. However, the compensation committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Executive Compensation

Summary Compensation Table

The following table sets forth information regarding compensation earned during fiscal 2007 by our Chief Executive Officer, our Chief Financial Officer and our three other executive officers:

							Change in
							Pension
							Value and
						Non-Equity	Nonqualified	All
						Incentive	Deferred	Other
				Stock	Option	Plan	Compensation	Compen-
Name and Principal	Fiscal	Salary	Bonus	Awards	Awards	Compensation	Earnings	sation		Total
Position	Year	($)	($)	($)	($)(1)	($)(2)	($)	($)		($)

Jitendra S. Saxena	2007	$300,000	—	—	$137,867	$93,672	—	$436	(3)	$531,975
Chief Executive Officer and Co-founder
James Baum(4)	2007	180,769	—	—	263,900	56,460	—			501,129
President and Chief Operating Officer
Patrick J. Scannell, Jr.	2007	215,000	—	—	51,700	63,697	—	872	(3)	331,269
Senior Vice President and Chief Financial Officer
Raymond Tacoma	2007	225,000	—	—	51,700	258,047	—	720	(3)	535,467
Senior Vice President, Worldwide Sales
Patricia Cotter	2007	168,750	35,000(5)	—	5,640	—	—	—		209,390
Vice President, Worldwide Customer Support & Manufacturing

(1)	Compensation expense consists of the amount recognized in fiscal 2007 for financial statement purposes under SFAS No. 123(R) with respect to stock options granted to our executive officers in fiscal 2007. Options to purchase shares of common stock were granted at exercise prices equal to fair market value of the common stock on the date of grant. For a discussion of the assumptions relating to our valuation of stock option grants, see note 3 to our consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Application of Critical Accounting Policies and Use of Estimates- Stock-Based Compensation,” included elsewhere in this prospectus. Under the terms of the stock option agreements for grants in fiscal 2007, the award vests as to 20% of the shares on the first anniversary of the vesting start date and as to an additional 5% of the shares at the end of each successive three-month period following the first anniversary of the vesting start date through and including the fifth anniversary of the vesting start date. Under the terms of the executive retention agreements we have entered into with our executive officers if, following a “change in control” (as defined in the agreement) of Netezza, the executive’s employment is terminated by the acquiring company without cause or by the executive for good reason, all outstanding stock options, restricted stock or similar equity awards held by him or her will become vested in full.

(2)	All amounts shown in this column were cash bonuses paid under our executive officer incentive bonus policy for fiscal 2007, which was established near the end of fiscal 2006. See “— Compensation Discussion and Analysis — Components of our Executive Compensation Program — Cash Bonuses” for a description of that plan.

(3)	Consists of tax gross-up paid by us on behalf of the named executive officer in connection with the cost of travel for an accompanying spouse.

(4)	The compensation reported for James Baum for fiscal 2007 is for the period from June 26, 2006, his date of hire, through January 31, 2007.

(5)	Consists of a discretionary cash bonus paid for fiscal 2007.

Grants of Plan-Based Awards in Fiscal 2007

The following table sets forth information regarding grants of compensation in the form of plan-based awards made during fiscal 2007 to our Chief Executive Officer, our Chief Financial Officer and our three other executive officers.

								All Other			Grant
								Stock	All Other		Date Fair
								Awards:	Awards:	Exercise	Value of
		Estimated Future Payouts			Estimated Future Payouts			Number	Number of	or Base	Stock
		Under Non-Equity Incentive			Under Equity Incentive			of Shares	Securities	Price of	and
		Plan Awards			Plan Awards			of Stock	Underlying	Option	Option
	Grant	Threshold	Target	Maximum	Target	Threshold	Maximum	or Units	Options	Awards	Awards
Name	Date	($)	($)	($)	(#)	(#)	(#)	(#)	(#)(1)	($/Sh)	(2)

Jitendra S. Saxena	2/20/2006	—	—	—	—	—	—	—	400,000	$2.50	$752,000
James Baum	8/10/2006	—	—	—	—	—	—	—	1,450,000	2.50	2,639,000
Patrick J. Scannell, Jr.	2/20/2006	—	—	—	—	—	—	—	150,000	2.50	282,000
Raymond Tacoma	2/20/2006	—	—	—	—	—	—	—	150,000	2.50	282,000
Patricia Cotter	2/20/2006	—	—	—	—	—	—	—	30,000	2.50	56,400

(1)	See Note 1 to the Summary Compensation Table above for a description of these option grants.

(2)	For a discussion of the assumptions relating to our valuation of stock option grants, see note 3 to our consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Application of Critical Accounting Policies and Use of Estimates- Stock-Based Compensation,” included elsewhere in this prospectus.

Outstanding Equity Awards at 2007 Fiscal Year End

The following table sets forth information regarding equity awards held as of January 31, 2007 by our Chief Executive Officer, our Chief Financial Officer and our three other executive officers.

	Option Awards(1)							Stock Awards(1)
											Equity
											Incentive
					Equity						Plan	Equity
					Incentive					Market	Awards:	Incentive Plan
					Plan					Value of	Number of	Awards:
					Awards:					Shares or	Unearned	Market or
	Number of		Number of		Number of			Number of		Units of	Shares,	Payout Value of
	Securities		Securities		Securities			Shares or		Stock	Units or	Unearned
	Underlying		Underlying		Underlying			Units of		That	Other	Shares, Units
	Unexercised		Unexercised		Unexercised	Option	Option	Stock That		Have Not	Rights that	or Other Rights
	Options (#)		Options (#)		Unearned	Exercise	Expiration	Have Not		Vested	Have Not	That Have Not
Name	Exercisable		Unexercisable		Options (#)	Price($)	Date	Vested (#)		($)(2)	Vested (#)	Vested ($)

Jitendra S. Saxena	207,000	(3)	169,000		—	$0.20	11/1/2013
	125,000	(4)	125,000		—	1.00	1/14/2015
	—		400,000	(5)	—	2.50	2/20/2016
James Baum	—		1,450,000	(6)	—	2.50	8/10/2016
Patrick J. Scannell, Jr.	—		37,750	(3)	—	0.20	11/13/2013	18,750	(7)	$150,000
	50,000	(4)	50,000		—	1.00	1/14/2015
	—		150,000	(5)	—	2.50	2/20/2016
Raymond Tacoma	262,500		37,500	(8)	—	0.20	10/7/2013
	113,250		37,750	(3)	—	0.20	11/1/2013
	50,000	(4)	50,000		—	1.00	1/14/2015
	—		150,000	(5)	—	2.50	2/20/2016
Patricia Cotter	9,375	(3)	3,125		—	0.20	11/1/2013
	10,000	(9)	10,000		—	1.00	1/1/2015
	—		30,000	(5)	—	2.50	2/20/2016

(1)	All option awards and stock awards listed in this table were granted under our 2000 stock incentive plan. Under the terms of the executive retention agreements we have entered into with our executive officers, if following a “change in control” (as defined in the agreement) of Netezza, the executive’s employment is terminated by the acquiring company without cause or by the executive for good reason, all outstanding stock options, restricted stock or similar equity awards held by him or her will become vested in full. Please see “— Agreements with Executives” below for additional information regarding these agreements.

(2)	Our common stock did not have a closing market price at January 31, 2007. The market value of our unvested stock awards was determined by multiplying the number of shares unvested under the stock award by $8.00, which represents the reassessed fair market value of our common stock as of February 2007.

(3)	This option vested as to 25% of the shares on November 1, 2004 and vests as to an additional 6.25% of the shares at the end of each successive three-month period through and including November 1, 2007.

(4)	This option vested as to 25% of the shares on January 14, 2006 and vests as to an additional 6.25% of the shares at the end of each successive three-month period through and including January 14, 2009.

(5)	This option vested as to 20% of the shares on February 1, 2007 and vests as to an additional 5% of the shares at the end of each successive three-month period through and including February 1, 2010.

(6)	Granted in connection with Mr. Baum’s commencement of employment. This option vests as to 20% of the shares on April 1, 2007 and then as to an additional 5% of the shares at the end of each successive three-month period through and including April 2011.

(7)	Relates to a grant of 300,000 shares of restricted stock on June 18, 2003. This grant vested as to 25% of the shares on March 24, 2004 and vested as to an additional 6.25% of the shares at the end of each successive three-month period until March 24, 2007.

(8)	This option vested as to 25% of the shares on July 1, 2004 and vests as to an additional 6.25% of the shares at the end of each successive three-month period through and including July 1, 2007.

(9)	This option vested as to 25% of the shares on January 1, 2006 and vests as to an additional 6.25% of the shares at the end of each successive three-month period through and including January 1, 2009.

Option Exercises and Stock Vested

The following table sets forth information regarding stock options exercised and restricted stock awards vested during fiscal 2007 for our Chief Executive Officer, our Chief Financial Officer and our three other executive officers.

	Option Awards		Stock Awards
	Number of Shares	Value Realized	Number of Shares	Value Realized
	Acquired on Exercise	on Exercise	Acquired on Vesting	on Vesting
Name	(#)	($)(1)	(#)	($)(2)

Jitendra S. Saxena	50,000	$215,000	—	—
James Baum	—	—	—	—
Patrick J. Scannell, Jr.	37,750	$86,825	75,000	$337,500
Raymond Tacoma	—	—	—	—
Patricia Cotter	—	—	—	—

(1)	The value realized on exercise represents the difference between the fair market value of our common stock on the date of exercise, as most recently determined by our board of directors, and the exercise price of the option.

(2)	The value realized on vesting represents the amount determined by multiplying the number of shares vested by the fair market value of the underlying shares on the vesting date, as most recently determined by our board of directors.

Agreements with Executives

In March 2007, we entered into an agreement with each of Mr. Saxena, Mr. Baum, Mr. Scannell, Mr. Tacoma and Ms. Cotter that provides as follows. If the executive’s employment is terminated by us without “cause” or by the executive for “good reason” (as those terms are defined in the agreement), then the executive shall receive, for a one-year period following employment termination, (i) severance payments at a rate equal to the sum of his or her annual base salary plus the bonus paid to the executive for the preceding fiscal year and (ii) a continuation of insurance benefits. In the case of Mr. Baum, if his employment is terminated prior to January 31, 2008, his bonus for the preceding fiscal year will be deemed to be $125,000. In general terms, “cause” under this agreement means (a) breaching a material obligation that would materially affect us without curing it within a specified period, (b) gross or persistent misconduct or (c) pleading guilty to or being convicted of a felony, or a lesser crime if it is injurious to us. “Good reason” means the occurrence of any of the following without the executive’s written consent: (a) a reduction in annual base salary by more than 15%, (b) a significant reduction in the executive’s duties and authority such that they are no longer executive in nature and (c) relocation of the executive’s place of employment to a location that is more than 30 miles further away from the executive’s residence than the place of employment is currently. In addition, if, following a “change in control” (as defined in the agreement) of Netezza, the executive’s employment is terminated by the acquiring company without cause or by the executive for good reason, all outstanding stock options, restricted stock or similar equity awards held by him or her will become vested in full. “Change in control” generally includes the following: (a) the acquisition of our common stock that results in an individual or entity owning 30% or more of our then-outstanding shares of common stock, (b) a change of the majority of our board of directors to individuals not recommended or elected by continuing directors or (c) a merger, acquisition, reorganization or sale of substantially all of the assets of the company other than a transaction in which our stockholders prior to the transaction continue to control the surviving or acquiring company after the transaction.

The table below shows the benefits potentially payable to each of our executive officers if he or she were to be terminated without cause or resign for good reason. These amounts are calculated on the assumption that the employment termination took place on January 31, 2007 and, in the case of the equity benefits, that the resignation followed a change in control of Netezza.

Name	Severance Payments	Medical/Dental(1)	Equity Benefits(2)

Jitendra S. Saxena	$378,329	$13,233	$4,393,200
James Baum	425,000	13,233	7,975,000
Patrick J. Scannell, Jr.	269,839	13,233	1,619,450
Raymond Tacoma	389,229	13,233	1,761,950
Patricia Cotter	200,000	4,394	259,375

(1)	Calculated based on the estimated cost to us of providing these benefits.

(2)	This amount is equal to (a) the number of option shares or restricted shares that would accelerate, assuming a January 31, 2007 employment termination, multiplied by (b) in the case of options, the excess of $8.00 over the exercise price of the option or, in the case of restricted stock, $8.00. $8.00 represents the reassessed fair market value of our common stock as of February 2007.

Stock Option and Other Compensation Plans

2007 Stock Incentive Plan

Our 2007 stock incentive plan, which we refer to as the 2007 Plan, will become effective as of the date of this prospectus. We have reserved for issuance 2,000,000 shares of common stock under the 2007 Plan. In addition, our plan contains an “evergreen” provision, which provides for an annual increase in the number of shares available for issuance under the plan on the first day of the fiscal years ending January 31, 2009, January 31, 2010 and January 31, 2011. The annual increase in the number of shares shall be equal to the lower of:

•	a number of shares that, when added to the number of shares already reserved under the plan, equals 3.5% of our outstanding shares as of such date; or

•	an amount determined by our board of directors.

Our compensation committee will administer the 2007 Plan. The 2007 Plan will provide for the grant of incentive stock options, nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights and other stock-based awards. Our officers, employees, consultants, advisors and directors, and those of any of our subsidiaries, will be eligible to receive awards under the 2007 Plan. Under present law, however, incentive stock options qualifying under Section 422 of the Internal Revenue Code may only be granted to our employees.

Stock options entitle the holder to purchase a specified number of shares of common stock at a specified option price, subject to the other terms and conditions contained in the option grant. Our compensation committee determines:

•	the recipients of stock options,

•	the number of shares subject to each option granted,

•	the exercise price of the option, which will be no less than the fair market value of our common stock on the date of grant,

•	the vesting schedule of the option (generally over five years),

•	the duration of the option (generally seven years, subject to earlier termination in the event of the termination of the optionee’s employment), and

•	the manner of payment of the exercise price of the option.

Restricted stock awards entitle the recipient to acquire shares of common stock, subject to our right to repurchase all or part of such shares from the recipient in the event of the termination of the recipient’s employment prior to the end of the vesting period for such award or if other conditions specified in the award are not satisfied. Our compensation committee determines:

•	the recipients of restricted stock,

•	the number of shares subject to each restricted stock award granted,

•	the purchase price, if any, of the restricted stock award,

•	the vesting schedule of the restricted stock award, and

•	the manner of payment of the purchase price, if any, for the restricted stock award.

No award may be granted under the 2007 Plan after March 21, 2017, but the vesting and effectiveness of awards granted before that date may extend beyond that date.

2000 Stock Incentive Plan

Our 2000 stock incentive plan, which we refer to as the 2000 Plan, as amended, was adopted in October 2000. A maximum of 15,721,458 shares of common stock are authorized for issuance under the 2000 Plan. As of April 30, 2007, there were options and warrants to purchase 8,870,509 shares of common stock outstanding under the 2000 Plan, 4,399,111 shares of common stock had been issued and are outstanding pursuant to the grant of restricted stock and the exercise of options granted under this plan, and 2,451,838 shares of common stock are available for future grants under this plan. After the effective date of the 2007 Plan, we will grant no further stock options or other awards under the 2000 Plan.

The 2000 Plan, as amended, provided for the grant of incentive stock options, nonstatutory stock options, restricted stock, warrants and other stock-based awards. Our employees, officers, directors, consultants and advisors were eligible to receive awards under the 2000 Plan.

401(k) Plan

We maintain a deferred savings retirement plan for our U.S. employees. The deferred savings retirement plan is intended to qualify as a tax-qualified plan under Section 401 of the Internal Revenue Code. Contributions to the

deferred savings retirement plan are not taxable to employees until withdrawn from the plan. The deferred savings retirement plan provides that each participant may contribute his or her pre-tax compensation (up to a statutory limit, which is $15,500 in 2007). For employees 50 years of age or older, an additional catch-up contribution of $5,000 is allowable. In 2007, the statutory limit for those who qualify for catch-up contributions is $20,500. Under the plan, each employee is fully vested in his or her deferred salary contributions. The deferred savings retirement plan also permits us to make additional discretionary contributions, subject to established limits and a vesting schedule.

Limitation of Liability and Indemnification

Our certificate of incorporation limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law. Our certificate of incorporation provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for voting or assenting to unlawful payments of dividends, stock repurchases or other distributions; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to such amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, our certificate of incorporation provides that we must indemnify our directors and officers and we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

In addition to the indemnification provided for in our certificate of incorporation, we have entered into separate indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in our certificate of incorporation. These indemnification agreements require us, among other things, to indemnify our directors and executive officers for some expenses (including attorneys’ fees), judgments, fines and settlement amounts paid or incurred by a director or executive officer in any action or proceeding arising out of his or her service as one of our directors or executive officers. We believe that these provisions and agreements are important in attracting and retaining qualified individuals to serve as directors and executive officers.

We maintain a general liability insurance policy that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

There is no pending litigation or proceeding involving any of our directors or executive officers to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

RELATED PARTY TRANSACTIONS

Since February 1, 2004 (the beginning of fiscal 2005), we have engaged in the following transactions in which the amount involved exceeded $120,000 and in which any of our related persons had a direct or indirect material interest. For purposes of this section, “related person” includes our directors and executive officers and holders of more than 5% of our voting stock, and immediate family members of our directors, executive officers and 5% stockholders:

On December 22, 2004, January 19, 2005 and June 15, 2005, we sold an aggregate of 7,901,961 shares of our Series D preferred stock to 16 purchasers at a purchase price of $2.55 per share, for approximately $20,150,000 in the aggregate. Various funds affiliated with Meritech Capital Partners, which currently owns more than 5% of our outstanding common stock, purchased 4,447,255 of those shares. Various funds affiliated with Sequoia Capital, which currently owns more than 5% of our outstanding common stock, purchased 713,399 of those shares. Various funds affiliated with Battery Ventures, which currently owns more than 5% of our outstanding common stock and has a representative on our board of directors, purchased 789,266 of those shares. Various funds affiliated with Matrix Partners, which currently owns more than 5% of our outstanding common stock and has a representative on our board of directors, purchased 973,867 of those shares. Various funds affiliated with Charles River Ventures, which currently owns more than 5% of our outstanding common stock and has a representative on our board of directors, purchased 919,351 of those shares.

In connection with the transaction described above, we entered into agreements with all of the purchasers of our convertible preferred stock providing for registration rights with respect to the shares of common stock issuable upon conversion of our convertible preferred stock, preemptive rights with respect to certain issuances of securities by us and other rights customary for purchasers of preferred stock. In addition, in connection with the transaction described above, we also entered into agreements with all of the purchasers of our convertible preferred stock providing us and the non-founder investors with certain rights of first refusal and co-sale rights in the event the founders seek to sell their shares of our common stock. These agreements (other than the registration rights provisions) terminate upon the closing of this offering.

In fiscal 2007, we sold products and services to Motorola for a total purchase price of approximately $2.2 million. Edward Zander, a member of our board of directors, is Chairman and Chief Executive Officer of Motorola. Mr. Zander had no personal involvement in that transaction.

Each of the transactions noted above were entered into prior to our adoption of a written related party transaction policy, which is described below. We believe that all transactions set forth above were made on terms no less favorable to us than would have been obtained from unaffiliated third parties.

Indemnification Arrangements

Please see “Management — Limitation of Liability and Indemnification” for information on our indemnification agreements with our directors and executive officers.

Executive Compensation and Employment Arrangements

Please see “Management — Executive Compensation” and “Management — Employment Agreement with Executives” for information on compensation arrangements with our executive officers, including option grants and agreements with executive officers.

Related Person Transaction Policy

We have adopted a written policy providing that all “related person transactions” must be:

•	reported to our chief financial officer;

•	approved or ratified by our audit committee, which our audit committee will do only if it determines that the transaction is in, or not inconsistent with, the best interests of Netezza; and

•	if applicable, reviewed by our audit committee annually to ensure that such transaction, arrangement or relationship has been conducted in accordance with the previous approval, and that all required disclosures regarding such transaction arrangement or relationship have been made.

Our policy provides that a “related person transaction” is any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, involving an amount exceeding $120,000 in which we are a participant and in which any of our executive officers, directors or 5% stockholders, or any immediate family member of any of our executive officers, directors or 5% stockholders, has or will have a direct or indirect material interest.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock, as of April 30, 2007 by:

•	all persons known by us to beneficially own more than 5% of our common stock;

•	each of our executive officers;

•	each of our directors; and

•	all of our directors and executive officers as a group.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In addition, these rules provide that an individual or entity beneficially owns any shares issuable upon the exercise of stock options or warrants held by such person or entity that were exercisable on April 30, 2007 or within 60 days after April 30, 2007; and any reference in the footnotes to this table to stock options or warrants refers only to such options or warrants. In computing the percentage ownership of each individual and entity, the number of outstanding shares of common stock includes, in addition to the 46,631,079 shares outstanding as of April 30, 2007, any shares subject to options or warrants held by that individual or entity that were exercisable on or within 60 days after April 30, 2007. These shares are not considered outstanding, however, for the purpose of computing the percentage ownership of any other stockholder. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

		Percentage of Shares
Name and Address of	Number of Shares	Beneficially Owned
Beneficial Owner	Beneficially Owned	Before Offering	After Offering

5% Stockholders
Matrix Partners(1)	9,592,175	20.57%	17.24%
1000 Winter Street Suite 4500 Waltham, MA 02451
Charles River Partnership XI, LP	9,055,225	19.42%	16.28%
and affiliated entities(2) 1000 Winter Street Suite 3300 Waltham, MA 02451
Battery Ventures(3)	7,773,940	16.67%	13.97%
930 Winter Street Suite 2500 Waltham, MA 02451
Sequoia Capital(4)	7,026,673	15.07%	12.63%
3000 Sand Hill Road Bldg. 4, Suite 180 Menlo Park, CA 94025
Meritech Capital Partners(5)	3,142,707	6.74%	5.65%
245 Lytton Avenue Suite 350 Palo Alto, CA 94301

		Percentage of Shares
Name and Address of	Number of Shares	Beneficially Owned
Beneficial Owner	Beneficially Owned	Before Offering	After Offering

Directors and Executive Officers
Jitendra S. Saxena(6)	2,320,696	4.92%	4.13%
James Baum(7)	290,000	*	*
Patrick J. Scannell, Jr.(8)	516,666	1.10%	*
Raymond Tacoma(9)	507,125	1.08%	*
Patricia Cotter(10)	179,687	*	*
Sunil Dhaliwal	—	—	—
Ted R. Dintersmith(11)	9,055,225	19.42%	16.28%
Robert J. Dunst, Jr.	—	—	—
Paul J. Ferri(12)	9,592,175	20.57%	17.24%
Charles F. Kane(13)	50,000	*	*
Edward J. Zander(14)	216,000	*	*
All executive officers and directors as a group (11 persons)	22,727,574	47.07%	39.67%

*	Represents beneficial ownership of less than one percent of our outstanding common stock.

(1)	Consists of 5,707,345 shares held by Matrix Partners VI, L.P., 1,904,047 shares held by Matrix VI Parallel Partnership-A L.P., 637,880 shares held by Matrix VI Parallel Partnership-B L.P. and 1,342,903 shares held by Weston & Co. VI LLC, as nominee for certain persons. Mr. Ferri is a Managing Member of Matrix VI Management Co., L.L.C., the general partner for each of Matrix Partners VI, L.P., Matrix VI Parallel Partnership-A L.P., and Matrix VI Parallel Partnership-B, L.P. Mr. Ferri, by virtue of his management position in Matrix VI Management Co., L.L.C., has sole voting and dispositive power with respect to the shares for each of those entities. Mr. Ferri disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest in such shares. Mr. Ferri is authorized by the sole member of Weston & Co. VI LLC to take any action as directed by the underlying beneficial owners with respect to the shares held by this entity, and Mr. Ferri disclaims beneficial ownership of such shares. Mr. Ferri does not have sole or shared voting or investment control with respect to any of the shares held by Weston & Co. VI LLC.

(2)	Consists of 8,786,605 shares held by Charles River Partnership XI, LP, 221,936 shares held by Charles River Friends XI-A, LP and 46,684 shares held by Charles River Friends XI-B, LP. Charles River XI GP, LP is the General Partner of Charles River Partnership XI, LP. Charles River XI GP, LLC is the General Partner of Charles River XI GP, LP, Charles River Friends XI-A, LP and Charles River Friends XI-B, LP. The Managing Members of Charles River XI GP, LLC are Izhar Armony, Christopher Baldwin, Richard M. Burnes, Jr., Ted R. Dintersmith, Bruce I. Sachs, William P. Tai and Michael J. Zak, each of whom disclaim beneficial ownership of such shares, except to the extent of their pecuniary interest therein, and none of whom has sole voting and dispositive power with respect to such shares.

(3)	Consists of 7,462,983 shares held by Battery Ventures VI, L.P. and 310,957 shares held by Battery Investment Partners VI, LLC. The managing members of Battery Partners VI, LLC, the general partners of Battery Ventures VI, L.P., are Thomas J. Crotty, Oliver D. Curme, Richard D. Frisbie, Morgan M. Jones, Kenneth P. Lawler, Mark H. Sherman, Scott R. Tobin, and R. David Tabors who hold voting and dispositive power for the shares held by Battery Ventures VI, L.P. Each of Messrs. Crotty, Curme, Frisbie, Jones, Lawler, Sherman, Tobin, and Tabors disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The managers of Battery Investment Partners VI, LLC are Thomas J. Crotty and Oliver D. Curme, who hold voting and dispositive power for the shares held by Battery Investment Partners VI, LLC. Each of Messrs. Crotty and Curme disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(4)	Consists of 5,697,931 shares held by Sequoia Capital X, 508,028 held by Sequoia Capital X Principals Fund, L.L.C. and 820,714 shares held by Sequoia Technology Partners X. SCX Management, LLC is the general partner of Sequoia Capital X and Sequoia Capital X Principals Fund, L.L.C., and the Managing Member of Sequoia Technology Partners X. Michael Moritz, Douglas Leone, Mark Stevens, Michael Goguen and Mark Kvamme are the Managing Members of SCX Management, LLC and exercise shared voting and investment power of the shares held by these Sequoia entities. These Managing Members disclaim beneficial ownership of the shares held by these Sequoia entities except to the extent of their pecuniary interests in these entities.

(5)	Consists of 3,041,201 shares held by Meritech Capital Partners II L.P.; 78,252 shares held by Meritech Capital Affiliates II L.P.; and 23,254 shares held by MCP Entrepreneur Partners II L.P. Meritech Management Associates II L.L.C., a managing member of Meritech Capital Associates II L.L.C., the general partner of Meritech Capital Partners II L.P., Meritech Capital Affiliates II L.P. and MCP Entrepreneur Partners II L.P., has sole voting and dispositive power with respect to the shares held by Meritech Capital Partners II L.P., Meritech Capital Affiliates II L.P. and MCP Entrepreneur Partners II L.P. The managing members of Meritech Management Associates II L.L.C. are Paul S. Madera and Michael B. Gordon, who disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein.

(6)	Includes 1,788,571 shares held by Mr. Saxena and 532,125 shares of common stock subject to stock options.

(7)	Includes 290,000 shares of common stock subject to stock options.

(8)	Includes 384,041 shares held by Mr. Scannell; 20,000 shares of common stock held by The Patrick J. Scannell III Irrevocable Trust — 1999 dtd December 16, 1999 and 112,625 shares of common stock subject to stock options.

(9)	Includes 507,125 shares of common stock subject to stock options.

(10)	Includes 150,000 shares of common stock held by Ms. Cotter and 29,687 shares of common stock subject to stock options.

(11)	Consists of 8,786,605 shares held by Charles River Partnership XI, LP, 221,936 shares held by Charles River Friends XI-A, LP and 46,684 shares held by Charles River Friends XI-B, LP. Charles River XI GP, LP is the General Partner of Charles River Partnership XI, LP. Charles River XI GP, LLC is the General Partner of Charles River XI GP, LP, Charles River Friends XI-A, LP and Charles River Friends XI-B, LP. The Managing Members of Charles River XI GP, LLC are Izhar Armony, Christopher Baldwin, Richard M. Burnes, Jr., Ted R. Dintersmith, Bruce I. Sachs, William P. Tai and Michael J. Zak, each of whom disclaim beneficial ownership of such shares, except to the extent of their pecuniary interest therein, and none of whom has sole voting and dispositive power with respect to such shares.

(12)	Consists of 5,707,345 shares held by Matrix Partners VI, L.P., 1,904,047 shares held by Matrix VI Parallel Partnership-A L.P., 637,880 shares held by Matrix VI Parallel Partnership-B L.P. and 1,342,903 shares held by Weston & Co. VI LLC, as nominee for certain persons. Mr. Ferri is a Managing Member of Matrix VI Management Co., L.L.C., the general partner for each of Matrix Partners VI, L.P., Matrix VI Parallel Partnership-A L.P., and Matrix VI Parallel Partnership-B, L.P. Mr. Ferri, by virtue of his management position in Matrix VI Management Co., L.L.C., has sole voting and dispositive power with respect to the shares for each of those entities. Mr. Ferri disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest in such shares. Mr. Ferri is authorized by the sole member of Weston & Co. VI LLC to take any action as directed by the underlying beneficial owners with respect to the shares held by this entity, and Mr. Ferri disclaims beneficial ownership of such shares. Mr. Ferri does not have sole or shared voting or investment control with respect to any of the shares held by Weston & Co. VI LLC.

(13)	Consists of 50,000 shares of common stock subject to stock options.

(14)	Includes 36,000 shares held by the Edward & Mona Zander Living Trust u/a dtd 04/19/93, of which Mr. Zander and his wife are trustees, and 80,000 shares of common stock subject to stock options.

DESCRIPTION OF CAPITAL STOCK

Upon the closing of this offering, our authorized capital stock will consist of 500,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation and by-laws, which are filed as exhibits to the registration statement, of which this prospectus forms a part, and to the applicable provisions of the Delaware General Corporation Law.

Common Stock

As of April 30, 2007, there were 46,631,079 shares of our common stock outstanding and held of record by 172 stockholders. Based on the number of shares outstanding on April 30, 2007, upon the closing of this offering, there will be 55,631,079 shares of outstanding common stock. In addition, as of April 30, 2007:

•	8,678,473 shares of our common stock were issuable upon the exercise of outstanding stock options;

•	2,451,838 shares of our common stock were reserved for future issuance under our stock compensation plans; and

•	312,781 shares of our common stock were issuable upon the exercise of outstanding warrants.

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders will be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Upon the closing of this offering, our board of directors will be authorized, without action by the stockholders, to designate and issue up to an aggregate of 5,000,000 shares of preferred stock in one or more series. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate the uncertainty and delay associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Delaware Anti-takeover Law and Certain Charter and By-Law Provisions

Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless either (1) the interested stockholder attained such status with the approval of our board of directors, or (2) the business combination is approved by our board of directors and stockholders in a prescribed manner or (3) the interested stockholder acquired at least 85% of our outstanding voting stock in the transaction in which it became an interested stockholder. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder,” the sale of more than 10% of our assets, and other transactions resulting in a financial benefit to the interested stockholder. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. This provision may discourage or prevent unsolicited tender offers for our outstanding common stock.

Staggered Board

In accordance with the terms of our certificate of incorporation and by-laws, our board of directors is divided into three classes, class I, class II and class III, with members of each class serving staggered three-year terms. Our certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Our certificate of incorporation and our by-laws also provide that our directors may be removed only for cause by the affirmative vote of the holders of at least 75% of our voting stock, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. Our classified board could have the effect of delaying or discouraging an acquisition of Netezza or a change in our management.

Stockholder Action; Special Meeting of Stockholders; Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our certificate of incorporation and our by-laws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Our certificate of incorporation and our by-laws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by our chairman of the board, our chief executive officer or our board of directors. In addition, our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to the board of directors. These provisions could have the effect of delaying until the next annual stockholders meeting stockholder actions that are favored by the holders of a majority of our outstanding voting stock. These provisions could also discourage a third party from making a tender offer for our common stock, because even if it acquired a majority of our outstanding voting stock, it would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders meeting and not by written consent.

Super-Majority Voting

The affirmative vote of the holders of at least 75% of our voting stock is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our certificate of incorporation or by-laws described in the prior two paragraphs.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare.

NYSE Arca Exchange

Our common stock has been approved for listing on NYSE Arca under the symbol “NZ.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock and we cannot assure you that a significant market for our common stock will develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, or the possibility of these sales, could adversely affect trading price of our common stock. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after those restrictions lapse could also adversely affect the trading price of our common stock.

Sales of Restricted Securities

Upon the closing of this offering, we will have outstanding 55,631,079 shares of common stock, based on the number of shares outstanding at April 30, 2007 and after giving effect to the issuance of 9,000,000 shares of common stock in this offering.

Of the shares to be outstanding after the closing of this offering, the 9,000,000  shares sold in this offering will be freely tradable without restriction under the Securities Act, except that any shares purchased in this offering by our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, generally may be sold in the public market only in compliance with Rule 144. The remaining 46,631,079 shares of common stock are “restricted” shares under Rule 144 and therefore generally may be sold in the public market only in compliance with Rule 144. In addition, substantially all of these restricted securities will be subject to the lock-up agreements described below.

Lock-up Agreements

Our officers, directors and holders of substantially all of our outstanding capital stock have agreed that, without the prior written consent of Credit Suisse Securities (USA) LLC, and Morgan Stanley & Co. Incorporated, they will not, prior to the date that is 180 days after the date of this prospectus, subject to exceptions specified in the lock-up agreements, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement. Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated, may, in their discretion, at any time and without notice, release for sale in the public market all or any portion of the shares subject to the lock-up agreements.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event relating to us; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of release of the earnings results or the announcement of the material news or material event.

In addition, certain of our stockholders are subject to restrictions in their respective option agreements and restricted stock agreements whereby they have agreed not to sell, make short sale of, loan, grant any options for the purpose of, or otherwise dispose of any shares of our common stock (other than those shares included in the offering) without our prior written consent or that of the underwriters managing the offering for a period of 180 days from the effective date of the registration statement, and to execute any agreement reflecting these provisions as may be requested by us or the managing underwriters at the time of the offering. Certain of our stockholders are also subject to restrictions in an investor rights agreement whereby they have agreed not to sell or otherwise transfer or dispose of any of our securities for a period of 180 days following the offering.

Approximately 46,508,579 of our shares will be subject to the lock-up arrangements described above. Of these shares, 45,775,266 shares will be subject to the lock-up agreements with the underwriters and 733,313 shares will be subject only to the lock-up provisions contained in the stockholders’ option agreements, restricted stock agreements, and the investor rights agreement on the effective date of this offering. On the effective date of this offering, there will be 122,500 shares that are not subject to lock-up restrictions and which will be eligible for sale pursuant to Rule 144.

Rule 144 and Rule 701

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned “restricted” shares of our common stock for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares of our common stock that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which limit will equal approximately 556,310 shares immediately after this offering; or

•	the average weekly trading volume in our common stock on NYSE Arca during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 must be made in brokers’ transactions or directly to market makers. In addition, Rule 144 sales are subject to notice requirements and to the availability of current public information about us.

Rule 144 also provides that our affiliates who are selling shares of common stock that are not “restricted” shares must nonetheless comply with the same restrictions applicable to “restricted” shares with the exception of the holding period requirement.

Rule 701 under the Securities Act applies to shares purchased from us by our employees, directors or consultants, in connection with a qualified compensatory stock plan or other written agreement, either prior to the date of this prospectus or pursuant to the exercise of options granted prior to the date of this prospectus. Shares issued in reliance on Rule 701 are “restricted” shares, but may be sold in the public market beginning 90 days after the date of this prospectus (i) by persons other than our affiliates, subject only to the manner of sale provisions of Rule 144, and (ii) by our affiliates, subject to compliance with the provisions of Rule 144 other than its one-year holding period requirement.

Rule 144(k) provides that a person may sell “restricted” shares of our common stock immediately following this offering (rather than 90 days later) and without compliance with any of the other restrictions under Rule 144 if:

•	the person is not an affiliate of us and has not been an affiliate of us at any time during the three months preceding the sale; and

•	the person has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than one of our affiliates.

Upon the expiration of the 180-day lock-up agreement described above, approximately 7,321,747 shares of our common stock will be eligible for public resale without restriction (other than the manner of sale requirements for Rule 701 shares) pursuant to Rule 144(k) or Rule 701, and approximately 39,309,332 additional shares of our common stock will be eligible for public resale, subject to the volume limitations and other restrictions of Rule 144.

Stock Options

As of April 30, 2007, we had outstanding options to purchase 8,678,473 shares of common stock, of which options to purchase 2,747,096 shares of common stock were vested. Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock subject to outstanding options as well as all shares of our common stock that may be covered by additional options and other awards granted under our 2007 Plan. Please see “Management — Executive Compensation — Stock Option and Other Compensation Plans” for additional information regarding this plan. Shares of our common stock issued under the S-8 registration statement will be available for sale without restriction in the public market, subject to the Rule 144 provisions applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these shares.

Registration Rights

Following this offering, the holders of 41,019,972 “restricted” shares of common stock will have the right, subject to certain exceptions and conditions, to require us to register their shares of common stock under the Securities Act, and they will have the right to participate in future registrations of securities by us. Registration of any of these outstanding shares of common stock would result in these shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following discussion is a general summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock applicable to “Non-U.S. Holders”. As used herein, a Non-U.S. Holder means a beneficial owner of our common stock that is neither a U.S. person nor a partnership for U.S. federal income tax purposes, and that will hold shares of our common stock as capital assets. For U.S. federal income tax purposes, a U.S. person includes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other business entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income regardless of source; or

•	a trust that (A) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons, or (B) otherwise has validly elected to be treated as a U.S. domestic trust.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the U.S. federal income tax treatment of the partnership and each partner generally will depend on the status of the partner and the activities of the partnership and the partner. Partnerships acquiring our common stock, and partners in such partnerships, should consult their own tax advisors with respect to the U.S. federal income tax consequences of the ownership and disposition of our common stock.

This summary does not consider specific facts and circumstances that may be relevant to a particular Non-U.S. Holder’s tax position and does not consider U.S. state and local or non-U.S. tax consequences. It also does not consider Non-U.S. Holders subject to special tax treatment under the U.S. federal income tax laws (including partnerships or other pass-through entities, banks and insurance companies, dealers in securities, holders of our common stock held as part of a “straddle,” “hedge,” “conversion transaction” or other risk-reduction transaction, controlled foreign corporations, passive foreign investment companies, companies that accumulate earnings to avoid U.S. federal income tax, foreign tax-exempt organizations, former U.S. citizens or residents, persons who hold or receive common stock as compensation and persons subject to the alternative minimum tax). This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (“IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly on a retroactive basis, and different interpretations.

This summary is included herein as general information only. Accordingly, each prospective Non-U.S. Holder is urged to consult its own tax advisor with respect to the U.S. federal, state, local and non-U.S. income, estate and other tax consequences of owning and disposing of our common stock.

U.S. Trade or Business Income

For purposes of this discussion, dividend income and gain on the sale or other taxable disposition of our common stock will be considered to be “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States and (ii) in the case of a Non-U.S. Holder that is eligible for the benefits of an income tax treaty with the United States, attributable to a permanent establishment (or, for an individual, a fixed base) maintained by the Non-U.S. Holder in the United States. Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided the Non-U.S. Holder complies with applicable certification and disclosure requirements); instead, U.S. trade or business income is subject to U.S. federal income tax on a net income basis at regular U.S. federal income tax rates in the same manner as a U.S. person. Any U.S. trade or business income received by a corporate Non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Dividends

Distributions of cash or property that we pay will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). A Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate, or, if the Non-U.S. Holder is eligible, at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our common stock. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the Non-U.S. Holder’s tax basis in our common stock (with a corresponding reduction in such Non-U.S. Holder’s tax basis in our common stock), and thereafter will be treated as capital gain. In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a Non-U.S. Holder will be required to provide a properly executed IRS Form W-8BEN certifying under penalties of perjury its entitlement to benefits under the treaty. Special certification requirements and other requirements apply to certain Non-U.S. Holders that are entities rather than individuals. A Non-U.S. Holder of our common stock that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS on a timely basis. A Non-U.S. Holder should consult its own tax advisor regarding its possible entitlement to benefits under an income tax treaty and the filing of a U.S. tax return for claiming a refund of U.S. federal withholding tax.

The U.S. federal withholding tax does not apply to dividends that are U.S. trade or business income, as defined above, of a Non-U.S. Holder who provides a properly executed IRS Form W-8ECI, certifying under penalties of perjury that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United Sates.

Dispositions of Our Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale or other disposition of our common stock unless:

•	the gain is U.S. trade or business income, as defined above;

•	the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other conditions; or

•	we are or have been a “U.S. real property holding corporation” (a “USRPHC”) under section 897 of the Code at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder’s holding period for our common stock.

If the first exception applies, generally the Non-U.S. Holder will be required to pay U.S. federal income tax on the net gain derived from the sale in the same manner as a U.S. person, as described above under the heading “U.S. Trade or Business Income.”

If the second exception applies, the Non-U.S. Holder generally will be subject to tax at a rate of 30% on the amount by which such holder’s U.S. -source capital gains exceed capital losses allocable to U.S. sources.

In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” (as defined in the Code and applicable Treasury regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. If we are determined to be a USRPHC, the U.S. federal income and withholding taxes relating to interests in USRPHCs nevertheless will not apply to gains derived from the sale or other disposition of our common stock by a Non-U.S. Holder whose shareholdings, actual and constructive, at all times during the applicable period, amount to 5% or less of our common stock, provided that our common stock is regularly traded on an established securities market. We are not currently a USRPHC, and we do not anticipate becoming a USRPHC in the future. However, no assurance can be given that we will not be a USRPHC, or that our common stock will be considered regularly traded, when a Non-U.S. Holder sells its shares of our common stock.

Information Reporting and Backup Withholding Requirements

We must annually report to the IRS and to each Non-U.S. Holder any dividend income that is subject to U.S. federal withholding tax, or that is exempt from such withholding tax pursuant to an income tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation (currently at a rate of 28%) on certain reportable payments. Dividends paid to a Non-U.S. Holder of our common stock generally will be exempt from backup withholding if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption.

The payment of the proceeds from the disposition of our common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the holder certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related person”). In the case of the payment of the proceeds from the disposition of our common stock to or through a non-U.S office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not the backup withholding) on the payment unless the broker has documentary evidence in its files that the holder is a Non-U.S. Holder and the broker has no knowledge to the contrary. Non-U.S. Holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of our common stock).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, if the Non-U.S. Holder provides the required information to the IRS on a timely basis. Non-U.S. Holders should consult their own tax advisors regarding the filing of a U.S. tax return for claiming a refunded of such backup withholding.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated July 18, 2007, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. Incorporated, Needham & Company, LLC and Thomas Weisel Partners LLC are acting as representatives, the following respective numbers of shares of common stock:

Number
Underwriter	of Shares

Credit Suisse Securities (USA) LLC	3,780,000
Morgan Stanley & Co. Incorporated	3,780,000
Needham & Company, LLC	765,000
Thomas Weisel Partners LLC	675,000

Total	9,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,350,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $0.504 per share. After the initial public offering the underwriters may change the public offering price and concession to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without	With	Without	With
	Over-Allotment	Over-Allotment	Over-Allotment	Over-Allotment

Underwriting Discounts and Commissions paid by us	$0.84	$0.84	$7,560,000	$8,694,000
Expenses payable by us	$0.25	$0.22	$2,250,000	$2,250,000

The underwriters have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

The underwriters will not confirm sales to any accounts over which they exercise discretionary authority without first receiving a written consent from those accounts.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the lock-up period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, then in either case the expiration of the lock-up will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension. The restrictions described above, however, do not apply to (i) the sale of shares to the underwriters; (ii) the filing with the SEC of registration statements on Form S-8 with respect to any stock-based incentive plan described in this prospectus; (iii) the issuance by us of shares of our common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing; (iv) the grant of options to purchase common stock or shares of our common stock to our officers, directors, advisors or consultants pursuant to equity plans disclosed in this prospectus; and (v) the issuance by us of up to 1,000,000 shares of common stock, in connection with any acquisition, collaboration or other similar strategic transaction.

Our officers and directors and stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of the transactions is to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the lock-up period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, then in each case the expiration of the lock-up will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

Transfers or dispositions of our common stock can be made sooner if (i) the transfer is a bona fide gift provided the transferee agrees to be bound in writing by the terms of a lock-up agreement prior to the transfer and no filing by any party under the Securities Exchange Act of 1934, or the Exchange Act, shall be required or shall be voluntarily made in connection with the transfer (other than a filing on a Form 5 made after the expiration of the lock-up period) or (ii) the stock to be transferred was acquired in the open market after the completion of this offering, or through the directed share program described below, provided that in either case no filing by any party under the Securities Exchange Act shall be required or shall be voluntarily made in connection with the transfer (other than a filing on a Form 5 made after the expiration of the lock-up period).

The underwriters have reserved for sale at the initial public offering price up to 450,000 shares of our common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

Prior to this offering, there has been no public market of our common stock. The initial public offering price will be negotiated between us and the representatives of the underwriters. In determining the initial public offering price of our common stock, we and the representatives will consider:

•	prevailing market conditions;

•	our historical performance and capital structure;

•	estimates of our business potential and earnings prospects;

•	an overall assessment of our management; and

•	the consideration of these factors in relation to market valuation of companies in related businesses.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We have been approved to list the shares of common stock on NYSE Arca.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on NYSE Arca or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

The shares of common stock are offered for sale in those jurisdictions in the United States, Europe, Asia and elsewhere where it is lawful to make such offers.

Each of the underwriters has represented and agreed that it has not offered, sold or delivered and will not offer, sell or deliver any of the shares of common stock directly or indirectly, or distribute this prospectus or any other offering material relating to the shares of common stock, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and that will not impose any objections on us except as set forth in the underwriting agreement.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares of common stock to the public in that

Relevant Member State prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares of common stock to the public in that Relevant Member State at any time,

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than € 43,000,000 and (3) an annual net turnover of more than € 50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Shares to the public” in relation to any shares of common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.

Germany

Shares of our common stock may not be offered or sold or publicly promoted or advertised by any underwriter in the Federal Republic of Germany other than in compliance with the provisions of the German Securities Prospectus Act (Wertpapierprospektgestz — WpPG) of June 22, 2005, as amended, or of any other laws applicable in the Federal Republic of Germany governing the issue, offering and sale of securities.

Italy

The offering of shares of our common stock has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, or the CONSOB) pursuant to Italian securities legislation and, accordingly, shares of our common stock may not and will not be offered, sold or delivered, nor may or will copies of this prospectus or any other documents relating to shares of our common stock or the offering be distributed in Italy other than to professional investors (operatori qualificati), as defined in Article 31, paragraph 2 of CONSOB Regulation No. 11522 of July 1, 1998, as amended, or Regulation No. 11522.

Any offer, sale or delivery of shares of our common stock or distribution of copies of this prospectus or any other document relating to shares of our common stock or the offering in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Legislative Decree No. 385 of September 1, 1993, as amended, or the Italian Banking Law, Legislative Decree No. 58 of February 24, 1998, as amended, Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Any investor purchasing shares of our common stock in the offering is solely responsible for ensuring that any offer or resale of shares of common stock it purchased in the offering occurs in compliance with applicable laws and regulations.

This prospectus and the information contained herein are intended only for the use of its recipient and are not to be distributed to any third party resident or located in Italy for any reason. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

In addition to the above (which shall continue to apply to the extent not inconsistent with the implementing measures of the Prospective Directive in Italy), after the implementation of the Prospectus Directive in Italy, the restrictions, warranties and representations set out under the heading “European Economic Area” above shall apply to Italy.

Notice to Investors in the United Kingdom

Each of the underwriters severally represents, warrants and agrees as follows:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

•	it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under Resale Restrictions, and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the common stock to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the common stock was offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts. Goodwin Procter LLP has acted as counsel for the underwriters in connection with certain legal matters related to this offering. As of the closing of this offering, funds affiliated with Wilmer Cutler Pickering Hale and Dorr LLP will own 78,955 shares of our common stock.

EXPERTS

The financial statements as of January 31, 2007 and January 31, 2006 and for each of the three years in the period ended January 31, 2007 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Revolution Partners, an independent valuation firm, has performed valuations of our common stock. Revolution Partners has consented to the references in this registration statement to its valuation reports.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock we are offering to sell. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents that are filed as exhibits to the registration statement, the references are not necessarily complete and you should refer to the exhibits filed with the registration statement for copies of the actual contract, agreement or other document.

We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, we are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. These documents are publicly available, free of charge, on our website, which is located at www.netezza.com.

You can read the registration statement and our future filings with the Securities and Exchange Commission, over the Internet at the Securities and Exchange Commission’s website at www.sec.gov. You may also read and copy any document that we file with the Securities and Exchange Commission at its public reference room at 100 F Street, N.E. Room 1580, Washington, DC 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street, N.E. Room 1580, Washington, DC 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference room.

NETEZZA CORPORATION

Index To Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Netezza Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders equity (deficit) and cash flows present fairly, in all material respects, the financial position of Netezza Corporation and its subsidiaries at January 31, 2007 and January 31, 2006, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 4 to the consolidated financial statements, the Company adopted FASB Staff Position 150-5 (“FSP 150-5”), Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable, during the year ended January 31, 2006. As discussed in Note 3 to the consolidated financial statements, effective February 1, 2006, the Company adopted SFAS No. 123(R), Share-Based Payment.

PricewaterhouseCoopers LLP
Boston, Massachusetts
March 22, 2007, except for footnote 19, as to which the date is June 25, 2007

NETEZZA CORPORATION

CONSOLIDATED BALANCE SHEETS

			April 30,	Pro Forma
	January 31,		2007	April 30,
	2006	2007	(restated)	2007
			(Unaudited)
	(In thousands, except share and
	per share data)

ASSETS
Current assets
Cash and cash equivalents	$14,663	$5,018	$6,080	$6,080
Accounts receivable	13,392	31,834	22,236	22,236
Inventory	10,729	26,239	34,994	34,994
Other current assets	1,176	1,370	2,128	2,128

Total current assets	39,960	64,461	65,438	65,438
Property and equipment, net	5,297	4,228	3,725	3,725
Restricted cash	379	379	379	379
Notes receivable from employees	68	—	—	—
Other long-term assets	160	131	164	164

Total assets	$45,864	$69,199	$69,706	$69,706

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable	$2,502	$12,683	$10,721	$10,721
Accrued expenses	6,847	8,678	7,618	7,618
Current portion of note payable to bank	511	2,436	6,504	6,504
Refundable exercise price for restricted stock	56	24	18	18
Deferred revenue	9,715	14,741	14,365	14,365

Total current liabilities	19,631	38,562	39,226	39,226
Long-term deferred revenue	—	9,765	11,082	11,082
Note payable to bank, net of current portion	2,489	4,099	3,418	3,418
Preferred stock warrant liability	476	765	1,022	—

Total long-term liabilities	2,965	14,629	15,522	14,500

Total liabilities	22,596	53,191	54,748	53,726

Commitments and contingencies (Note 16)

Convertible redeemable preferred stock, par value $0.001 per share;
Series A; 17,280,000 shares authorized; 17,200,000 shares issued and outstanding at January 31, 2006 and 2007 and at April 30, 2007, respectively (liquidation preference of $8,600 at April 30, 2007)	12,117	12,805	12,978	—
Series B; 29,425,622 shares authorized; 29,389,622 shares issued and outstanding at January 31, 2006 and 2007 and at April 30, 2007, respectively (liquidation preference of $25,375 at April 30, 2007)	33,214	35,245	35,752	—
Series C; 23,058,151 shares authorized, issued and outstanding at January 31, 2006 and 2007 and at April 30, 2007, respectively (liquidation preference of $20,001 at April 30, 2007)	24,100	25,700	26,100	—
Series D; 8,147,452 shares authorized; 7,901,961 shares issued and outstanding at January 31, 2006 and 2007 and at April 30, 2007, respectively (liquidation preference of $20,150 at April 30, 2007)	21,769	23,381	23,784	—

Total convertible redeemable preferred stock	91,200	97,131	98,614	—

Stockholders’ equity (deficit):
Common stock, $0.001 par value; 110,000,000, 150,000,000 and 500,000,000 shares authorized at January 31, 2006 and 2007 and at April 30, 2007 and pro forma 2007, respectively; 7,115,459, 7,542,372, 7,977,794 and 46,752,641 shares issued at January 31, 2006 and 2007 and at April 30, 2007 and pro forma 2007, respectively	7	8	8	47
Treasury stock, at cost; 139,062 shares at January 31, 2006 and 2007 and at April 30, 2007 and pro forma 2007, respectively	(14)	(14)	(14)	(14)
Other comprehensive income	65	(284)	(611)	(611)
Additional paid-in-capital	—	—	—	99,597
Accumulated deficit	(67,990)	(80,833)	(83,039)	(83,039)

Total stockholders’ equity (deficit)	(67,932)	(81,123)	(83,656)	15,980

Total liabilities, convertible redeemable preferred stock and stockholders’ equity (deficit)	$45,864	$69,199	$69,706	$69,706

See accompanying Notes to Consolidated Financial Statements

NETEZZA CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

				Three Months Ended April 30,
	Fiscal Year Ended January 31,				2007
	2005	2006	2007	2006	(restated)
				(Unaudited)
	(In thousands, except share
	and per share data)

Revenue
Product	$30,908	$45,508	$64,632	$8,889	$20,577
Services	5,121	8,343	14,989	3,109	4,765

Total revenue	36,029	53,851	79,621	11,998	25,342
Cost of revenue
Product	8,874	18,941	26,697	3,565	8,395
Services	1,640	3,491	5,403	1,325	1,648

Total cost of revenue	10,514	22,432	32,100	4,890	10,043

Gross profit	25,515	31,419	47,521	7,108	15,299
Operating expenses
Sales and marketing	14,783	25,626	32,908	6,373	9,669
Research and development	11,366	16,703	18,037	4,226	5,484
General and administrative	2,500	3,124	4,827	852	1,755

Total operating expenses	28,649	45,453	55,772	11,451	16,908

Operating loss	(3,134)	(14,034)	(8,251)	(4,343)	(1,609)
Interest income	206	487	414	120	22
Interest expense	121	173	765	92	213
Other income (expense), net	35	(87)	627	185	169

Loss before income taxes and cumulative effect of change in accounting principle	$(3,014)	$(13,807)	$(7,975)	$(4,130)	$(1,631)
Income tax provision	—	—	—	—	(274)

Loss before cumulative effect of change in accounting principle	$(3,014)	$(13,807)	$(7,975)	$(4,130)	$(1,905)
Cumulative effect of change in accounting principle	—	(218)	—	—	—

Net loss	$(3,014)	$(14,025)	$(7,975)	$(4,130)	$(1,905)
Accretion to preferred stock	(4,096)	(5,797)	(5,931)	(1,483)	(1,483)

Net loss attributable to common shareholders	$(7,110)	$(19,822)	$(13,906)	$(5,613)	$(3,388)

Net loss per share attributable to common stockholders — basic and diluted:
Loss before cumulative effect of change in accounting principle	$(0.50)	$(2.08)	$(1.09)	$(0.57)	$(0.25)
Cumulative effect of change in accounting principle	—	(0.03)	—	—	—
Accretion to preferred stock	(0.67)	(0.88)	(0.81)	(0.21)	(0.19)

Net loss per share attributable to common stockholders — basic and diluted	$(1.17)	$(2.99)	$(1.90)	$(0.78)	$(0.44)

Weighted average common shares outstanding	6,077,538	6,635,274	7,319,231	7,186,776	7,786,366

Proforma net loss per share — basic and diluted (unaudited)			$(0.17)		$(0.04)

Proforma weighted average common shares outstanding (unaudited)			46,094,078		46,561,213

See accompanying Notes to Consolidated Financial Statements

NETEZZA CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

					Additional	Other		Total
	Common Stock		Treasury Stock		Paid-in	Comprehensive	Accumulated	Stockholders’
	Shares	Par Value	Shares	Cost	Capital	Income	Deficit	Deficit
	(In thousands, except share amounts)

Balance at January 31, 2004	5,886,586	$5	126,562	$(13)	$—	$—	$(41,982)	$(41,990)
Issuance of common stock upon exercise of stock options	400,187	1	—	—	102	—	—	103
Vesting of restricted common stock	166,250	—	—	—	1	—	—	1
Repurchase of restricted common stock	—	—	12,500	(1)	—	—	—	(1)
Issuance of Series D convertible redeemable preferred stock, including issuance costs of $103	—	—	—	—	(103)	—	—	(103)
Accretion of preferred stock to redemption value, net of cumulative adjustment for change in redemption preference	—	—	—	—	—	—	(4,096)	(4,096)
Other comprehensive income	—	—	—	—	—	(10)	—	(10)
Net loss	—	—	—	—	—	—	(3,014)	(3,014)

Balance at January 31, 2005	6,453,023	6	139,062	(14)	—	(10)	(49,092)	(49,110)
Issuance of common stock upon exercise of stock options	502,436	1	—	—	111	—	—	112
Vesting of restricted common stock	160,000	—	—	—	39	—	—	39
Stock options issued to consultants	—	—	—	—	24	—	—	24
Non-cash compensation to employee	—	—	—	—	815	—	—	815
Issuance of Series D warrants in conjunction with debt agreement	—	—	—	—	172	—	—	172
Issuance of Series D convertible redeemable preferred stock, including issuance costs of $6	—	—	—	—	(6)	—	—	(6)
Accretion of preferred stock to redemption value	—	—	—	—	(1,155)	—	(4,642)	(5,797)
Reclassification of preferred stock warrants to liability upon adoption of FSP 150-5	—	—	—	—	—	—	(231)	(231)
Other comprehensive income	—	—	—	—	—	75	—	75
Net loss	—	—	—	—	—	—	(14,025)	(14,025)

Balance at January 31, 2006	7,115,459	7	139,062	(14)	—	65	(67,990)	(67,932)
Issuance of common stock upon exercise of stock options	304,413	1	—	—	117	—	—	118
Vesting of restricted common stock	122,500	—	—	—	32	—	—	32
Stock options issued to consultants	—	—	—	—	37	—	—	37
Stock based compensation	—	—	—	—	877	—	—	877
Accretion of preferred stock to redemption value	—	—	—	—	(1,063)	—	(4,868)	(5,931)
Other comprehensive income	—	—	—	—	—	(349)	—	(349)
Net loss	—	—	—	—	—	—	(7,975)	(7,975)

Balance at January 31, 2007	7,542,372	8	139,062	(14)	—	(284)	(80,833)	(81,123)
Issuance of common stock upon exercise of stock options	414,172	—	—	—	279	—	—	279
Vesting of restricted common stock	21,250	—	—	—	6	—	—	6
Stock options issued to consultants	—	—	—	—	18	—	—	18
Stock based compensation	—	—	—	—	879	—	—	879
Accretion of preferred stock to redemption value	—	—	—	—	(1,182)	—	(301)	(1,483)
Other comprehensive income	—	—	—	—	—	(327)	—	(327)
Net loss	—	—	—	—	—	—	(1,905)	(1,905)

Balance at April 30, 2007 (unaudited and restated)	7,977,794	$8	139,062	$(14)	$—	$(611)	$(83,039)	$(83,656)

See accompanying Notes to Consolidated Financial Statements

NETEZZA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

				Three Months Ended April 30,
	Fiscal Year Ended January 31,				2007
	2005	2006	2007	2006	(restated)
				(Unaudited)
	(In thousands)

Cash flows from operating activities
Net loss	$(3,014)	$(14,025)	$(7,975)	$(4,130)	$(1,905)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	1,758	2,829	2,615	712	654
Noncash interest expense related to issuance of warrants	14	27	71	1	—
Stock based compensation expense	5	839	914	70	897
Change in carrying value of preferred stock warrant liability	—	218	198	—	257
Changes in assets and liabilities
Accounts receivable	3,182	(8,387)	(17,853)	(3,717)	9,678
Inventory	(5,101)	(2,823)	(15,510)	(4,565)	(8,755)
Other assets	(1,062)	73	(275)	826	(784)
Accounts payable	99	2,006	10,176	2,422	(1,965)
Accrued expenses	186	3,158	1,725	(1,172)	(1,078)
Deferred revenue	1,337	6,325	14,751	6,217	911

Net cash used in operating activities	(2,596)	(9,760)	(11,163)	(3,336)	(2,090)

Cash flows from investing activities
Purchases of property and equipment	(4,024)	(5,498)	(1,545)	(236)	(149)
Increase in restricted cash	(287)	(68)	—	—	—
Repayment of notes receivable from employees	—	60	68	—	—

Net cash used in investing activities	(4,311)	(5,506)	(1,477)	(236)	(149)

Cash flows from financing activities
Proceeds from note payable	—	3,000	5,000	1,500	4,000
Repayment of note payable	(1,544)	—	(1,361)	—	(612)
Proceeds from issuance of Series D convertible redeemable preferred stock	15,548	4,492	—	—	—
Proceeds from issuance of common stock	64	152	150	26	279
Proceeds from the sale of restricted stock	40	—	—	—	—
Repurchase of common stock	(1)	—	—	—	—

Net cash provided by financing activities	14,107	7,644	3,789	1,526	3,667

Effect of exchange rate changes on cash and cash equivalents	(21)	92	(794)	(233)	(366)
Net increase (decrease) in cash and cash equivalents	7,179	(7,530)	(9,645)	(2,279)	1,062
Cash and cash equivalents, beginning of year	15,014	22,193	14,663	14,663	5,018

Cash and cash equivalents, end of year	$22,193	$14,663	$5,018	$12,384	$6,080

Supplemental disclosure of cash flow information
Cash paid for interest	$223	$125	$656	$119	$188

See accompanying Notes to Consolidated Financial Statements

NETEZZA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Nature of the Business

Netezza Corporation (the “Company”) is a leading provider of data warehouse appliances. The Company’s product, the Netezza Performance Server, or NPS, integrates database, server and storage platforms in a purpose-built unit to enable detailed queries and analyses on large volumes of stored data. The results of these queries and analyses, often referred to as business intelligence, provide organizations with actionable information to improve their business operations. The NPS data warehouse appliance was designed specifically for analysis of terabytes of data at higher performance levels and at a lower total cost of ownership with greater ease of use than can be achieved via traditional data warehouse systems. The NPS appliance performs faster, deeper and more iterative analyses on larger amounts of detailed data, giving customers greater insight into trends and anomalies in their businesses, thereby enabling them to make better strategic decisions.

The Company incurred net losses in fiscal 2005, 2006, 2007 and for the three months ended April 30, 2007 of approximately $3.0 million, $14.0 million, $8.0 million and $1.9 million, respectively. The Company had an accumulated deficit of approximately $83.0 million at April 30, 2007. Management expects operating losses and negative cash flows from operations to continue into the near future due to continued expansion of operations. To date the Company has been successful in completing several rounds of private equity financing. Based on the Company’s current operating plan and its current cash balances, the Company expects to have sufficient cash to finance its operations through fiscal 2008. The Company’s future beyond fiscal 2008 is dependent upon its ability to achieve break-even or positive operating cash flow, or raise additional financing. There can be no assurances that the Company will be able to do so.

2.	Restated Interim Financial Statements

The unaudited consolidated financial statements as of and for the three months ended April 30, 2007 have been restated to include a $0.1 million incremental compensation charge resulting from an adjustment to the fair value of options that were granted by the Company to its employees and directors in the first three months of fiscal 2008 (see Note 3). Subsequent to the initial issuance of its interim financial statements for the three months ended April 30, 2007, the Company reassessed the fair value of its common stock and determined that the exercise prices of the stock options granted in the first three months of fiscal 2008 were less than the reassessed fair values of the Company’s common stock at the related date of grant for accounting purposes. The restated aggregate fair value of these grants to be recognized over the vesting period, which is generally five years, is $10.4 million. The Company had previously assigned an aggregate fair value of $8.4 million to these grants. In addition, the unaudited consolidated financial statements as of and for the three months ended April 30, 2007 have been restated to include a $0.2 million incremental charge to other expense resulting from an adjustment in the fair value of warrants to purchase the Company’s convertible preferred stock (see Note 4).

NETEZZA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The effect of the restatement is as follows for the three months ended April 30, 2007:

	As previously
	reported	As restated

Income Statement:
Cost of product revenue	8,391	8,395
Cost of services revenue	1,646	1,648
Sales and marketing expense	9,635	9,669
Research and development expense	5,468	5,484
General and administrative expense	1,701	1,755
Operating loss	(1,499)	(1,609)
Other income (expense), net	322	169
Net loss	(1,642)	(1,905)
Net loss per share — basic and diluted	$(0.40)	$(0.44)
Proforma net loss per share — basic and diluted	$(0.03)	$(0.04)

3.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include those of the Company and its wholly-owned subsidiaries, after elimination of all intercompany accounts and transactions. The Company has prepared the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America.

Unaudited Interim Financial Statements

The consolidated financial statements and related notes of the Company for the three months ended April 30, 2006 and 2007, respectively, are unaudited. Management believes the unaudited consolidated financial statements have been prepared on the same basis as the audited, consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial position and results of operations in such periods. Results of operations for the three months ended April 30, 2007 are not necessarily indicative of the results that may be expected for the year ended January 31, 2008.

Unaudited Pro Forma Presentation

Upon the closing of the Company’s initial public offering of common stock, all of the outstanding shares of Series A, B, C and D preferred stock will automatically convert into 38,774,847 shares of the Company’s common stock, assuming the proceeds to the Company are at least $40 million and the initial public offering price per share is at least $7.00 (after giving effect to the reverse split described in Note 19). The unaudited pro forma presentation of the balance sheet has been prepared assuming the conversion of all shares of preferred stock into 38,774,847 shares of common stock as of April 30, 2007.

Unaudited pro forma net loss per share is computed using the weighted average number of common shares outstanding, including the pro forma effects of automatic conversion of all outstanding redeemable convertible preferred stock into shares of the Company’s common stock effective upon the assumed closing of the Company’s proposed initial public offering as if such conversion had occurred at the date of original issuance.

NETEZZA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates these estimates and judgments, including those related to revenue recognition, warranty claims, the write down of inventory to net realizable value, stock-based compensation and income taxes. The Company bases these estimates on historical and anticipated results and trends and on various other assumptions that the Company believes are reasonable under the circumstances, including assumptions as to future events. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from the Company’s estimates.

Reclassification

Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments with an original or remaining maturity of three months or less at the time of purchase to be cash equivalents. Cash equivalents and restricted cash consist primarily of investments in money market funds of major financial institutions. Accordingly, its investments are subject to minimal credit and market risk. At January 31, 2006 and 2007, cash equivalents were comprised of money market funds totaling $10.7 million and $0.3 million, respectively. These cash equivalents are carried at cost which approximates fair value. Restricted cash represents the amount of cash equivalents required to be maintained by the Company under a letter of credit to comply with the requirements of an office space lease agreement. The letter of credit totaled $0.4 million at January 31, 2006 and 2007.

Revenue Recognition

The Company derives revenue from the sale of its products and related services. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility of the related receivable is probable. This policy is applicable to all revenue transactions, including sales to resellers and end users. The following summarizes the major terms of the Company’s contractual relationships with end users and resellers and the manner in which these transactions are accounted.

The Company’s product offerings include the sale of hardware with its embedded propriety software. Revenue from these transactions is recognized upon shipment unless shipping terms or local laws do not allow the title and risk of loss to transfer at shipping point. In those cases, the Company defers revenue until title and risk of loss transfer to the customer. The Company does not customarily offer a right of return on its product sales and any acceptance criteria is normally based upon published specifications. In cases where a right of return is granted, the Company defers revenue until such rights expire. If acceptance criteria are not based on published specifications with which the Company can ensure compliance, the Company defers revenue until acceptance has been confirmed or the right of return expires. Customers may purchase a standard maintenance agreement which typically commences upon product delivery. The Company also provides a 90-day standard product warranty.

The Company’s services revenue consists of installation, maintenance, training and professional services. Installation and professional services are not considered essential to the functionality of the Company’s products as these services do not customize or alter the product capabilities and could be performed by customers or other vendors. Installation and professional services revenue is recognized upon completion of installation or requested

NETEZZA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

services. Maintenance revenue is recognized ratably over the contract period. Training revenue is recognized upon the completion of the training.

The Company enters into multiple element arrangements in the normal course of business with its customers. Elements in such arrangements are recognized when delivered and the amount allocated to each element is based on vendor specific objective evidence of fair value (“VSOE”). VSOE is determined based upon the amount charged when an element is sold separately. VSOE of the fair value of maintenance services may also be determined based on a substantive maintenance renewal clause, if any, within a customer contract. The Company’s current pricing practices are influenced primarily by product type, purchase volume and maintenance term. The Company reviews services revenue sold separately and maintenance renewal rates on a periodic basis and update, when appropriate, the Company’s VSOE of fair value for such services to ensure that it reflects the Company’s recent pricing experience. When VSOE exists for undelivered elements but not for the delivered elements, the Company uses the “residual method.” Under the residual method, the fair values of the undelivered elements are initially deferred. The residual contract amount is then allocated to and recognized for the delivered elements. Thereafter, the amount deferred for the undelivered element is recognized when those elements are delivered. For arrangements in which VSOE does not exist for each undelivered element, revenue for the entire arrangement is deferred and not recognized until delivery of all the elements without VSOE has occurred, unless the only undelivered element is maintenance in which case the entire contract is recognized ratably over the maintenance period.

For sales through resellers and distributors, the Company delivers the product directly to the end user customer to which the product has been sold. Revenue recognition on reseller and distributor arrangements is accounted for as described above.

Inventory

Inventories are stated at the lower of standard cost or market value. Cost is determined by the first-in, first-out method and market value represents the lower of replacement cost or estimated net realizable value. The Company regularly monitors inventory quantities on-hand and records write-downs for excess and obsolete inventories based on the Company’s estimated demand for its products, potential obsolescence of technology, product life cycles and whether pricing trends or forecasts indicate that the carrying value of inventory exceeds its estimated selling price. These factors are impacted by market and economic conditions, technology changes, and new product introductions and require estimates that may include elements that are uncertain. If inventory is written down, a new cost basis will be established that can not be increased in future periods.

Property and Equipment

Property and equipment are recorded at cost and consist primarily of engineering test equipment and computer equipment and software. Depreciation is computed using the straight-line method over the estimated useful lives as follows:

Estimated
Useful Life

Engineering test equipment	1 to 3 years
Computer equipment and software	3 years
Furniture and fixtures	5 years
Leasehold improvements	Term of lease

Expenditures for additions, renewals and betterments of property and equipment are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. As assets are retired or sold, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to operations.

NETEZZA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Impairment of Long-Lived Assets

The Company periodically evaluates the recoverability of long-lived assets whenever events and changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. When indicators of impairment are present, the carrying values of the assets are evaluated in relation to the operating performance and future undiscounted cash flows of the underlying business. The net book value of the underlying asset is adjusted to fair value if the sum of the expected discounted cash flows is less than book value. Fair values are based on estimates of market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates, reflecting varying degrees of perceived risk. There were no impairment charges recorded during any of the periods presented.

Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments, including cash equivalents, restricted cash, accounts receivable, accounts payable and other accrued expenses, approximate their fair values due to their short maturities. The fair value of the Company’s notes payable approximates the carrying value of the notes.

Freestanding Preferred Stock Warrants

The Company accounts for freestanding warrants and other similar instruments related to shares that are redeemable in accordance with SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” Under SFAS No. 150, the freestanding warrants that are related to the Company’s convertible preferred stock are classified as liabilities on the consolidated balance sheet. The warrants are subject to re-measurement at each balance sheet date and any change in fair value is recognized as a component of other income (expense), net. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants at which time the liability will be reclassified to stockholders’ equity (deficit). The warrants expire upon the Company’s initial public offering of common stock if not exercised beforehand.

Research and Development

Costs incurred in the research and development of the Company’s products are expensed as incurred, except certain software development costs. Costs associated with the development of computer software are expensed as incurred prior to the establishment of technological feasibility in accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed.” Costs incurred subsequent to the establishment of technological feasibility and prior to the general release of the products are capitalized. No software development costs have been capitalized to date since costs incurred between the establishment of technological feasibility and the software’s available-for-sale date have been insignificant.

Foreign Currency Translation

The financial statements of the Company’s foreign subsidiaries are translated in accordance with SFAS No. 52, “Foreign Currency Translation.” The functional currency for the Company’s foreign subsidiaries is the applicable local currency. For financial reporting purposes, assets and liabilities of subsidiaries outside the United States of America are translated into U.S. dollars using year-end exchange rates. Revenue and expense accounts are translated at the average rates in effect during the year. The effects of foreign currency translation adjustments are included in accumulated other comprehensive income as a component of stockholders’ equity. Transaction gains (losses) for the fiscal years ended January 31, 2005, 2006, 2007 and for the three months ended April 30, 2007 were $35,000, $(0.1) million, $0.6 million and $0.4 million, respectively and recorded as other income (expense), net in the consolidated statements of operations.

NETEZZA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Concentration of Credit Risk and Significant Customers

The Company maintains its cash in bank deposit accounts at high quality financial institutions. The individual balances, at times, may exceed federally insured limits. However, the Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Financial instruments which potentially expose the Company to concentrations of credit risk consist of accounts receivable. Management believes its credit policies are prudent and reflect normal industry terms and business risk. As of January 31, 2006, three customers accounted for 18%, 13% and 12% of accounts receivable, while three customers accounted for 21%, 15% and 11% of accounts receivable as of January 31, 2007. In addition, two customers accounted for 49% and 12% of total revenue for the fiscal year ended January 31, 2005, while one customer accounted for 10% of total revenue for the fiscal year ended January 31, 2006 and although no customer accounted for 10% or greater of total revenue for the fiscal year ended January 31, 2007, the Company’s ten largest customers accounted for approximately 45% of the Company’s revenue for the fiscal year ended January 31, 2007.

Stock-Based Compensation

Through January 31, 2006, the Company accounted for its stock-based employee compensation arrangements in accordance with the intrinsic value provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Under the intrinsic value method, compensation expense is measured on the date of the grants as the difference between the fair value of the Company’s common stock and the exercise or purchase price multiplied by the number of stock options or restricted stock awards granted.

Through January 31, 2006, the Company accounted for stock-based compensation expense for non-employees using the fair value method prescribed by Statement of Financial Accounting Standards, or SFAS, No. 123, “Accounting for Stock-Based Compensation,” and the Black-Scholes option pricing model, and recorded the fair value of non-employee stock options as an expense over the vesting term of the option.

In December 2004, FASB issued SFAS No. 123(R), “Share-Based Payment,” a revision of SFAS No. 123, which requires companies to expense the fair value of employee stock options and other forms of stock-based compensation. The Company adopted SFAS No. 123(R) effective February 1, 2006. SFAS No. 123(R) requires nonpublic companies that used the minimum value method under SFAS No. 123 for either recognition or pro forma disclosures to apply SFAS No. 123(R) using the prospective-transition method. As such, the Company will continue to apply APB Opinion No. 25 in future periods to equity awards outstanding at the date of adoption of SFAS No. 123(R) that were measured using the minimum value method. In accordance with SFAS No. 123(R), the Company will recognize the compensation cost of employee stock-based awards granted subsequent to January 31, 2006 in the statement of operations using the straight line method over the vesting period of the award. Effective with the adoption of SFAS No. 123(R), the Company has elected to use the Black-Scholes option pricing model to determine the fair value of stock options granted.

As there has been no public market for the Company’s common stock prior to this offering, and therefore a lack of company-specific historical and implied volatility data, the Company has determined the share price volatility for options granted in fiscal 2007 based on an analysis of reported data for a peer group of companies that granted options with substantially similar terms. The expected volatility of options granted has been determined using an average of the historical volatility measures of this peer group of companies for a period equal to the expected life of the option. The expected volatility for options granted during the fiscal year ended January 31, 2007 was 75% — 83%, and for the three months ended April 30, 2007 was 75%. The Company intends to continue to consistently apply this process using the same or similar entities until a sufficient amount of historical information regarding the volatility of the Company’s share price becomes available, or unless circumstances change such that the identified entities are no longer similar to the Company. In this latter case, more suitable, similar entities whose share prices are publicly available would be utilized in the calculation.

NETEZZA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The expected life of options has been determined utilizing the “simplified” method as prescribed by the SEC’s Staff Accounting Bulletin No. 107, “Share-Based Payment.” The expected life of options granted during the fiscal year ended January 31, 2007 and the three months ended April 30, 2007 was 6.5 years. For the fiscal year ended January 31, 2007, the weighted-average risk free interest rate used ranged from 4.56% to 5.03%, and the rate of 4.49% was used for the three months ended April 30, 2007. The risk-free interest rate is based on the daily treasury yield curve rate whose term is consistent with the expected life of the stock options. The Company has not paid and does not anticipate paying cash dividends on its shares of common stock; therefore, the expected dividend yield is assumed to be zero.

In addition, SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates, whereas SFAS No. 123 permitted companies to record forfeitures based on actual forfeitures, which was the Company’s historical policy under SFAS No. 123. As a result, the Company applied an estimated forfeiture rate, based on its historical forfeiture experience, of 2.0% in the fiscal year ended January 31, 2007 and for the three months ended April 30, 2007 in determining the expense recorded in its consolidated statement of operations.

The Company has historically granted stock options at exercise prices no less than the fair market value as determined by the Company’s board of directors, with input from management. The Company’s board exercised judgment in determining the estimated fair value of the Company’s common stock on the date of grant based on a number of objective and subjective factors. Factors considered by the Company’s board of directors included the following:

•	Contemporaneous valuation reports that the Company received from Revolution Partners, an independent valuation firm, in February 2006, August 2006, November 2006 and February 2007. Each of the independent valuations reported a valuation range for the Company’s common stock based upon a combination of three different methodologies.

•	Valuation based on comparable companies. Under this method, the valuations of comparable companies are calculated as a multiple of their recent and projected revenue and projected EBITDA, and the resultant ranges applied to the Company’s recent and projected revenues and projected EBITDA to yield an implied valuation range for the Company. In applying this methodology, Revolution Partners selected publicly traded companies who were comparable to the Company in a variety of factors, such as industry, business model, growth rates and size. Companies included in the comparable company analysis were similar to the company with respect to some, but not necessarily all, of these characteristics. For example, some of the companies were chosen because they provide solutions to the data center hardware sector and others because they operate in the IT infrastructure industry. The valuation produced by this methodology is not adjusted to compensate for any differences between the companies included in this group and the Company in order to achieve comparability. A discount to the initial valuation produced by this methodology is then applied based upon lack of marketability of the Company’s common stock to estimate its fair value. The factors used in determining this illiquidity discount include, the company’s stage of development, operating history, size, likelihood of a liquidity event and possible timing of a liquidity event. For early-stage technology companies, Revolution Partners suggests an illiquidity discount rate range of 30-60%. In the initial valuation analysis for January 2006, Revolution Partners applied a 20% illiquidity discount to the comparable company analysis, which is lower than the early stage discount rate range mentioned above because the Company (i) was a well-established company with significant contracts and customers, (ii) had been in business for over five years and had nearly 200 employees, (iii) had over $50 million of annual revenue, and (iv) had good prospects for a timely liquidity event. In subsequent analyses, Revolution Partners lowered the illiquidity discount to reflect the progress the Company had made in its business and the greater likelihood of an initial public offering. In August 2006, November 2006 and February 2007, Revolution Partners used illiquidity discount rates of 20%, 15% and 7.5%, respectively.

•	Valuation based on precedent transactions. Under this method, the purchase prices paid in recent acquisitions of comparable companies is surveyed, the range of purchase prices as a multiple of those companies’ most recent and projected revenue is calculated, and the resultant ranges applied to the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company’s most recent and projected annual revenue to yield an implied valuation range for the Company. The valuation analyses provided by Revolution Partners did not directly factor in the effect of significant value-creating milestones, because the results of these milestones had already been factored into the revenue projections provided by the Company. The Revolution Partners valuation did not take into account any significant value-creating milestones of the comparable companies, independent of those reflected in their operating results.

•	Valuation based on discounted cash flow. Under this method, the long-term cash flows projected by the Company’s management is used and discount rates applied to produce an implied current valuation range for the Company. Revolution Partners applied a 20% discount rate in the discounted cash flow analysis,which was determined by using a weighted average cost of capital analysis of certain comparable companies. The discount rate did not change over the course of the valuation analyses.

•	The implied valuation ranges yielded by these three methodologies are then combined to produce a blended valuation range. To determine the blended valuation range, Revolution Partners relied predominantly on the valuation ranges provided by the comparable company and precedent transaction analyses. The process of determining a blended valuation begins by determining the highest and lowest valuations of both the comparable company and precedent transaction analyses. In determining the blended valuation range, Revolution Partners then chose a valuation range that fell within the middle of the combined valuation range. Although the discounted cash flow analysis (the “DCF”) is the least relevant methodology to determining the value of high-growth, early-stage technology companies, Revolution Partners utilized the DCF valuation as a benchmark to test the results of the blended valuation. Revolution Partners adjusted the blended valuation range if it substantially differed from the DCF valuation range. For the January 2006, August 2006 and November 2006 analyses, the valuation determined from the blended valuation range did not substantially differ from the DCF valuation range so no adjustments were made. In the February 2007 analysis, the initial blended valuation range was nearly double the DCF valuation range, and accordingly, Revolution Partners revised the blended valuation range downward. As a last step, Revolution Partners applied a common stock discount to the blended valuation range. There are several factors that Revolution Partners considered in determining the common stock discount, including voting rights, observer rights, information rights, rights to board seats, registration rights, rights of first refusal, preemptive rights and the likelihood of an initial public offering (where it is expected that preferred stock automatically converts to common). The experience of Revolution Partners suggests that a 30-50% discount rate is appropriate for a typical early-stage technology company, although the range can vary widely as each company has unique circumstances. In the Company’s initial valuation analysis in January 2006, Revolution Partners utilized a 40% common stock discount that was applied to the value attributable to common stock. In the judgment of Revolution Partners, a 40% discount was appropriate for a company with the Company’s profile of preferred rights and its potential for an initial public offering in the near future. In subsequent analyses, the discount rate was decreased as the likelihood of an initial public offering increased. In August 2006, November 2006 and February 2007, Revolution Partners used discount rates of 30%, 15% and 7.5%, respectively.

•	The agreed-upon consideration paid in arms-length transactions in the form of convertible preferred stock.

•	The superior rights and preferences of securities senior to the Company’s common stock at the time of each grant.

•	Historical and anticipated results of operations.

•	The lack of liquidity of the Company’s common stock and the prospects for a liquidity event.

NETEZZA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During the fiscal year ended January 31, 2007 and the three months ended April 30, 2007, the Company granted stock options with exercise prices as follows:

				SFAS 123R
				Black-Scholes
	Number of	Exercise	Fair	Option
	Options	Price per	Value	Fair Value
Stock Award Grant Dates	Granted	Share	(restated)	(restated)

February 3, 2006	5,000	$2.50	$2.50	$1.88
February 20, 2006	1,166,500	$2.50	$2.50	$1.88
May 9, 2006	476,750	$2.50	$2.50	$1.86
August 10, 2006	1,672,250	$2.50	$2.50	$1.82
November 15, 2006	347,000	$4.50	$4.50	$3.20
December 19, 2006	80,500	$4.50	$4.50	$3.20
February 14, 2007	1,825,250	$6.70	$8.00	$5.90
February 28, 2007	50,000	$6.70	$8.00	$5.90

The Company’s board of directors determined that the fair market value of the Company’s common stock had increased significantly in February 2006 as compared to the most recent determination of value in late 2005. The primary reasons for the February 2006 increase were the valuation report from Revolution Partners, which, based upon (i) a comparable companies valuation range of $243 million to $323 million, (ii) a precedent transaction valuation range of $233 million to $303 million and (iii) a discounted cash flows valuation range of $226 million to $302 million, and after applying the common stock discount, yielded a blended valuation range of $240 million to $313 million, or $2.50 to $3.46 per share; and the Company’s financial performance in the quarter and fiscal year ended January 31, 2006, in which the Company recorded record quarterly revenues and a 49% increase in annual revenue over the fiscal year ended January 31, 2005. Mitigating against a higher common stock valuation at that time were the inherent risks in the Company’s financial projections, given the early stage of the Company’s operating history, which formed an integral part of the Revolution Partners valuation; the superior rights and preferences of the Company’s preferred stock; and the absence of any prospects at that time for an initial public offering.

The Company’s board of directors determined in both May 2006 and August 2006 that the value of the Company’s common stock had not increased above $2.50 per share. Those determinations were based primarily on the Company’s operating results for the quarters ended April 30, 2006 and July 31, 2006, as the Company’s revenue in those two quarters was less than, and approximately the same as, the Company’s revenue in the quarter ended January 31, 2006, and the Company’s operating loss in those two quarters was greater than the Company’s operating loss in the quarter ended January 31, 2006. The Company’s board also took into account, in its August 2006 determination of fair market value, an updated valuation report from Revolution Partners, which indicated a lower valuation range than its valuation report in early 2006.

In November 2006, the Company’s board of directors determined that the fair market value of the Company’s common stock had increased to $4.50 per share. This determination was based primarily on: a contemporaneous valuation report from Revolution Partners, which, based upon (i) a comparable companies valuation range of $204 million to $294 million, (ii) a precedent transaction valuation range of $234 million to $334 million and (iii) a discounted cash flows valuation range of $137 million to $198 million, and after applying the common stock discount, yielded a blended valuation range of $210 million to $310 million, or $2.86 to $4.64 per share; the Company’s financial performance in the quarter ended October 31, 2006, in which the Company recorded record quarterly revenues of $23.2 million and a smaller operating loss than in the prior two quarters; and the conclusion by the Company’s board of directors and management that the Company should begin preliminary work toward a potential initial public offering.

NETEZZA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On February 14, 2007, the Company’s board of directors determined that the fair market value of the Company’s common stock had increased to $6.70 per share. The primary factors underlying this determination were: a contemporaneous valuation report from Revolution Partners, which, based upon (i) a comparable companies valuation range of $303 million to $433 million, (ii) a precedent transaction valuation range of $363 million to $463 million and (iii) a discounted cash flows valuation range of $156 million to $229 million, and after applying the common stock discount, yielded a blended valuation range of $300 million to $400 million, or $4.84 to $6.76 per share; the Company’s financial performance in the quarter ended January 31, 2007, in which the Company again recorded record quarterly revenues and a significantly smaller operating loss; and the Company’s selection of managing underwriters for the Company’s initial public offering and the formal commencement of work toward this offering in early February 2007.

In June 2007, in connection with the Company’s proposed initial public offering and after learning of the proposed initial public offering price range recommended by the Company’s managing underwriters, the Company’s board of directors decided to undertake a reassessment of the fair market value of the Company’s common stock as of the February 14, 2007 and February 28, 2007 grant dates. As part of such reassessment, the Company’s board of directors took into account not only the factors it originally considered in connection with setting a fair market value of $6.70 per share as of February 14, 2007, but also discussed and gave further consideration to the Company’s strong financial performance in the fourth quarter of fiscal 2007 and the Company’s financial outlook for fiscal 2008. In particular, the Company’s board concluded that, given the proposed initial public offering price of $9.00-$11.00 per share relatively soon after the February 2007 determination that the fair market value was $6.70 per share, in retrospect it did not assign sufficient weight to the following factors that were relevant to the February fair market value determination:

•	The Company’s pending initial public offering. As of February 14, 2007, the Company had engaged the managing underwriters and formally begun work toward an initial public offering. An initial public offering will both create a liquid trading market for the Company’s common stock and eliminate, through the automatic conversion of the preferred stock into common stock, the superior rights and preferences of the preferred stock which have a negative impact on the value of our common stock. The Company’s board concluded that it underestimated both the likelihood and the impact of the initial public offering in its original determination of fair market value in February 2007.

•	The Company’s recent financial performance. The Company generated record quarterly revenue of $26.7 million in the quarter ended January 31, 2007. More importantly, for the first time in the Company’s history, the Company was close to break-even on an operating basis in the quarter ended January 31, 2007. The Company’s board of directors, at the time of its initial fair market value determination in February 2007, placed more emphasis on our revenue performance than the break-even operating performance. In retrospect, based in part on input from the Company’s managing underwriters and the importance of bottom-line performance as a public company, the Company’s board regarded the fourth quarter operating performance as a watershed event for the Company, and accorded that more weight in its reassessment of the fair market value of the common stock in February 2007.

Following this reassessment, the Company’s board of directors, with input from the Company’s management, determined that the fair market value of the Company’s common stock as of February 14, 2007 and February 28, 2007 was $8.00 per share. As a result of this determination, the exercise prices of the stock options granted by the Company in February 2007 were less than the reassessed fair market value of the Company’s common stock of $8.00 per share as of the date of grant for accounting purposes. Consequently, the grant date fair value of the stock options granted by the Company in February 2007, calculated using the Black-Scholes option pricing model pursuant to SFAS No. 123(R), increased from $8.4 million to $10.4 million. These amounts will be recorded as stock-based compensation expense over the vesting period of the options, which is generally five years.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In accordance with the prospective transition method, the Company’s financial statements for prior periods have not been restated to reflect, and do not include, the impact of the adoption of SFAS No. 123(R). For the fiscal year ended January 31, 2007 and the three months ended April 30, 2007, the Company recorded expense of $0.9 million and $0.9 million, respectively, in connection with stock-based awards. Unrecognized stock-based compensation expense of non-vested stock options of $15.7 million, net of forfeitures, as of April 30, 2007 is expected to be recognized using the straight line method over a weighted-average period of 4.4 years.

Net Loss Per Share

The Company computes basic net income/(loss) per share attributable to common stockholders by dividing its net loss attributable to common stockholders for the period by the weighted average number of common shares outstanding during the period. Net loss attributable to common stockholders is calculated using the two-class method; however, preferred stock dividends were not included in the Company’s diluted net loss per share calculations because to do so would be anti-dilutive for all periods presented.

The components of the net loss per share attributable to common stockholders were as follows (in thousands except share and per share amounts):

				Three Months Ended
				April 30,
	Fiscal Year Ended January 31,				2007
	2005	2006	2007	2006	(restated)
				(Unaudited)

Net loss attributable to common stockholders	$(7,110)	$(19,822)	$(13,906)	$(5,613)	$(3,388)
Basic and diluted shares:
Weighted average shares used to compute basic and diluted net loss per share	6,077,538	6,635,274	7,319,231	7,186,776	7,786,366
Net loss per share attributable to common stockholders — basic and diluted	(1.17)	(2.99)	(1.90)	(0.78)	(0.44)

The following convertible preferred stock, warrants to purchase outstanding convertible preferred stock, and options and warrants to purchase common stock have been excluded from the computation of diluted net loss per share for the periods presented because a loss was incurred in those periods and including the preferred stock, options and warrants would be anti-dilutive. The Company has excluded the convertible preferred stock from the basic earnings per share calculation as the preferred shareholders do not have a contractual obligation to share in the losses of the Company.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Fiscal Year Ended January 31,			Three Months Ended April 30,
	2005	2006	2007	2006	2007
				(Unaudited)
Convertible preferred stock upon conversion to common stock	37,892,845	38,774,847	38,774,847	38,774,847	38,774,847
Warrants to purchase convertible preferred stock	116,000	202,275	241,490	214,040	241,490
Warrants to purchase common stock	192,036	192,036	192,036	192,036	192,036
Options to purchase common stock	4,471,594	4,352,658	7,480,447	5,342,768	8,695,973

Unaudited Pro Forma Net Loss per Share

Pro forma basic and diluted net loss per share have been computed to give effect to the conversion of the Company’s preferred stock (using the if converted method) into common stock as though the conversion had occurred on the original dates of issuance and to adjustments to eliminate accretion to preferred stock and the expenses that were recorded for the remeasurement to fair value of the preferred stock warrants (in thousands, except share and per share data).

Three Months
Ended
April 30,
2007
(restated)
Numerator
Net loss attributable to common stockholders	$(3,388)
Add: Accretion to preferred stock	1,483
Add: change in value associated with preferred stock warrants	257
Pro forma net loss	(1,648)
Denominator
Weighted average common shares used to compute basic and diluted net loss per share	7,786,366
Pro forma adjustments to reflect assumed weighted effect of conversion of redeemable convertible preferred stock	38,774,847
Weighted average shares used to compute basic and diluted pro forma net loss per share	46,561,213
Pro forma net loss per share:
Basic and diluted	$(0.04)

Advertising Expense

The Company expenses advertising costs as they are incurred. During the fiscal years ended January 31, 2005, 2006 and 2007, advertising expense totaled $0.3 million, $0.4 million and $0.3 million, respectively.

Income Taxes

Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

NETEZZA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and adjustments to shareholders’ equity for the foreign currency translation adjustment. For the purposes of comprehensive income (loss) disclosures, the Company does not record tax provisions or benefits for the net changes in the foreign currency translation adjustment, as the Company intends to permanently reinvest undistributed earnings in its foreign subsidiaries. Accumulated other comprehensive income consists only of foreign exchange gains and losses.

The components of comprehensive income (loss) are as follows (in thousands):

				Three Months Ended April 30,
	Fiscal Year Ended January 31,				2007
	2005	2006	2007	2006	(restated)
				(Unaudited)

Net loss	$(3,014)	$(14,025)	$(7,975)	$(4,130)	$(1,905)
Other comprehensive income (loss):
Foreign currency adjustment	(10)	75	(349)	(132)	(327)

Total comprehensive loss	$(3,024)	$(13,950)	$(8,324)	$(4,262)	$(2,232)

Recent Accounting Pronouncements

On February 15, 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115,” (“SFAS 159”), which permits companies to choose to measure many financial instruments and certain other items at fair value. The objective of SFAS 159 is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for fiscal years beginning after November 15, 2007. Management is currently evaluating the effect that SFAS 159 may have on the Company’s financial statements taken as a whole.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This statement does not require any new fair value measurements; rather, it applies under other accounting pronouncements that require or permit fair value measurements. The provisions of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007. The Company is currently assessing SFAS No. 157 and has not yet determined the impact, if any, that its adoption will have on its result of operations or financial condition.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (“FIN No. 48”). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS No. 109, “Accounting for Income Taxes.” FIN No. 48 prescribes a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination. If the tax position is deemed “more-likely-than-not” to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50 percent likelihood of being realized upon ultimate settlement. The Company adopted FIN No. 48 on February 1, 2007 and the adoption did not have an effect on its consolidated results of operations and financial condition.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections,” which replaces APB No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements — An Amendment of APB Opinion No. 28.” SFAS No. 154 provides guidance on the accounting for and

NETEZZA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company adopted SFAS No. 154 effective February 1, 2006 and the adoption did not have an effect on its consolidated results of operations and financial condition.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs,” an amendment of Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, “Inventory Pricing.” SFAS No. 151 amends previous guidance regarding treatment of abnormal amounts of idle facility expense, freight, handling costs, and spoilage. SFAS No. 151 requires that those items be recognized as current period charges regardless of whether they meet the criterion of “so abnormal” which was the criterion specified in ARB No. 43. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the cost of the production be based on normal capacity of the production facilities. The Company adopted SFAS No. 151 effective February 1, 2006 and the adoption did not have an effect on its consolidated results of operations and financial condition.

From time to time, new accounting pronouncements are issued by the FASB that are adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards, which are not yet effective, will not have a material impact on the Company’s consolidated financial statements upon adoption.

4.	Change in Accounting Principle

On June 29, 2005, the FASB issued Staff Position 150-5, Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable (“FSP 150-5”). FSP 150-5 affirms that warrants of this type are subject to the requirements in SFAS No. 150, regardless of the redemption price or the timing of the redemption feature. Therefore, under SFAS No. 150, the freestanding warrants to purchase the Company’s convertible preferred stock are liabilities that must be recorded at fair value.

The Company adopted FSP 150-5 as of August 1, 2005 and recorded an expense of $0.2 million for the cumulative effect of the change in accounting principle to reflect the estimated fair value of these warrants as of that date. There was no change in fair value between the adoption date and January 31, 2006. In the year ended January 31, 2007, the Company recorded $0.2 million of additional expense to reflect the increase in fair value between February 1, 2006 and January 31, 2007. In the three months ended April 30, 2007, the Company recorded $0.3 million of additional expense to reflect the increase in fair value between February 1, 2007 and April 30, 2007 (restated).

These warrants are subject to revaluation at each balance sheet date, and any change in fair value will be recorded as a component of other income (expense), net, until the earlier of their exercise or expiration or the completion of a liquidation event, including the completion of an initial public offering, at which time the preferred stock warrant liability will be reclassified to stockholders’ equity (deficit).

The pro forma effect of the adoption of FSP 150-5 on the Company’s results of operations for 2004 and 2005, if applied retroactively as if FSP 150-5 had been adopted in those years, was not material.

5.	Restricted Cash

In May 2002, the Company obtained a letter of credit to comply with the requirements stated in an office space lease agreement. Under the letter of credit, the Company was required to maintain cash equivalents equal to four months rent for the related lease, which was $0.2 million as of January 31, 2003. This requirement was released in December 2003 in conjunction with the renegotiation of the office space lease agreement. In February 2004, the Company renegotiated the lease and obtained a letter of credit to comply with the new requirements which was $0.3 million as of January 31, 2007 (Note 16).

NETEZZA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In April 2005, the Company obtained a letter of credit to comply with the requirements stated in an office space sublease agreement. Under the letter of credit, the Company was required to maintain cash equivalents equal to three months rent for the related sublease, which was $0.1 million as of January 31, 2007 (Note 16).

6.	Inventory

Inventory consists of the following (in thousands):

	As of January 31,		As of April 30,
	2006	2007	2007
			(Unaudited)

Raw materials	$1,197	$2,032	$2,455
Finished goods	9,532	24,207	32,539

	$10,729	$26,239	$34,994

7.	Property and Equipment

Property and equipment consists of the following (in thousands):

	As of January 31,		As of April 30,
	2006	2007	2007
			(Unaudited)

Engineering test equipment	$7,543	$7,822	$7,822
Computer equipment and software	2,463	3,194	3,319
Furniture and fixtures	54	60	60
Leasehold improvements	263	266	266

	10,323	11,342	11,467
Less: accumulated depreciation and amortization	5,026	7,114	7,742

	$5,297	$4,228	$3,725

Depreciation and amortization expense for the fiscal years ended January 31, 2005, 2006 and 2007, was $1.8 million, $2.8 million, and $2.6 million, respectively. Depreciation and amortization expense for the three months ended April 30, 2007 was $0.7 million. During the fiscal year ended January 31, 2007, the Company wrote off fully depreciated property and equipment with an original cost of $0.5 million.

8.	Notes Receivable from Employees

During the fiscal years ended January 31, 2002 and 2003, the Company received notes from two employees of the Company in the amount of $0.1 million. During the fiscal years ended January 31, 2006 and 2007, the notes were fully repaid.

NETEZZA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	Accrued Expenses

Accrued expenses consist of the following (in thousands):

	As of January 31,		As of April 30,
	2006	2007	2007
			(Unaudited)

Sales commissions	$1,093	$2,456	$1,398
Warranty costs	690	1,093	1,015
Vacation	1,017	1,048	1,270
Bonus	449	834	722
Inventory items	1,096	132	59
Other	2,502	3,115	3,154

	$6,847	$8,678	$7,618

10.	Lines of Credit

In August 2001, the Company entered into an equipment line of credit agreement with a bank. Under the equipment line of credit, the Company was able to borrow up to $1.0 million for the purchase of property and equipment. The Company obtained advances in the amount of $1.0 million on the equipment line of credit in August 2001. Advances on the equipment line of credit were under a note payable to the bank and were to be repaid in 36 equal consecutive monthly installments commencing on the drawdown date. Interest was fixed at 8% for the term of the loan. The loan was secured by all assets of the Company, excluding intellectual property and property and equipment financed under lease transactions.

In September 2002, the Company negotiated an amendment to the equipment line of credit agreement, which allowed the Company to borrow up to an additional $0.8 million. In conjunction with the execution of this amendment, the Company issued a warrant to purchase 36,000 shares of Series B preferred stock at a price of $0.8634 per share (Note 12).

In June 2005, the Company entered into a credit line agreement with an outside party. Under this agreement, the Company was able to borrow up to $8.0 million. The Company was required to make interest only payments on any amounts borrowed through June 2006 and is then required to make 36 equal consecutive monthly installments of principal and interest through June 2009. The Company borrowed $3.0 million as of January 31, 2006 and borrowed the remaining available $5.0 million as of June 30, 2006. Interest rates are fixed for the term of the loan at the time of each advance and are 10%, 10.75%, 11.75% and 12% as of April 30, 2007. The loan is secured by all assets of the Company, excluding intellectual property. In addition, the Company issued warrants for 125,490 shares of Series D preferred stock at a price of $2.55 per share (Note 12). As of January 31, 2006 and 2007 and April 30, 2007, there was $3.0 million, $6.5 million and $5.9 million, respectively, outstanding under the line of credit. Interest expense on the line of credit of $0.1 million, $0.7 million and $0.2 million was incurred for the fiscal years ended January 31, 2006 and 2007 and the three months ended April 30, 2007, respectively.

In January 2007, the Company entered into a revolving credit line agreement with an outside party. Under this agreement, the Company can borrow up to $15.0 million. Borrowings under the line are due and payable on the maturity date which is January 31, 2008. The interest on this revolving credit line is a floating rate and is 1% below the prime rate and at January 31, 2007 was 7.25%. Interest is payable monthly. This revolving line of credit agreement contains a financial covenant that provides that the Company must achieve certain minimum revenue targets for each of the six succeeding fiscal quarters ending on April 30, 2008. The Company is in compliance with this covenant as of January 31 and April 30, 2007. The loan is secured by all assets of the Company, excluding intellectual property. This agreement contains both a subjective acceleration clause and a requirement to maintain a lock-box arrangement. These conditions result in a short-term classification of the line of credit in accordance with

NETEZZA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

EITF Issue No. 95-22, “Balance Sheet Classification of Borrowings Outstanding under revolving Credit Agreements that include both a Subjective Acceleration Clause and a Lock-Box Arrangement.” The Company borrowed $4.0 million as of April 30, 2007. The interest rate is fixed for the term of the loan at the time of the advance and is 7.25% as of April 30, 2007. As of January 31, 2007 and April 30, 2007, there was $0 and $4.0 million, respectively, outstanding under the line of credit. Interest expense on the line of credit of $0 and approximately $33,000, was incurred for the year ended January 31, 2007 and the three months ended April 30, 2007, respectively.

11.	Convertible Redeemable Preferred Stock

The Company’s outstanding Series A, Series B, Series C and Series D preferred stock is comprised of the following (in thousands, except share amounts):

	As of January 31,		As of April 30,
	2006	2007	2007
			(Unaudited)

Series A; 17,280,000 shares authorized, 17,200,000 shares issued and outstanding at January 31, 2006 and 2007 and April 30, 2007, respectively (liquidation preference of $8,600 at April 30, 2007)	$12,117	$12,805	$12,978
Series B; 29,425,622 shares authorized; 29,389,622 shares issued and outstanding at January 31, 2006 and 2007 and April 30, 2007, respectively (liquidation preference of $25,375 at April 30, 2007)	33,214	35,245	35,752
Series C; 23,058,151 shares authorized, issued and outstanding at January 31, 2006 and 2007 and April 30, 2007, respectively (liquidation preference of $20,001 at April 30, 2007)	24,100	25,700	26,100
Series D; 8,147,452 shares authorized; 7,901,961 shares issued and outstanding at January 31, 2006 and 2007 and April 30, 2007, respectively (liquidation preference of $20,150 at April 30, 2007)	21,769	23,381	23,784

Total convertible redeemable preferred stock	$91,200	$97,131	$98,614

Voting

Holders of Series A, Series B, Series C and Series D preferred stock are entitled to the number of votes equal to the number of common shares into which the shares of Series A, Series B, Series C and Series D preferred stock may be converted.

Dividends

At any time that a dividend is declared or paid on the common stock, there will simultaneously be declared and paid dividends to the holders of the Series A, Series B, Series C and Series D preferred stock in an amount which such holder would have received had all shares of Series A, Series B, Series C and Series D preferred stock been converted to common stock at the conversion price then in effect.

Dividends accrue on the Series A, Series B, Series C and Series D preferred stock solely for the purpose of determining the redemption price of those shares. In connection with the sale of Series D preferred stock, the accumulating dividend rate was changed retroactively from 8% per year for holders of Series A, Series B and Series C preferred stock to $0.04, $0.0691 and $0.0694 per year, respectively. Holders of Series D preferred stock are entitled to accumulating dividends at the rate of $0.204 per year. The retroactive adjustment of the amended

NETEZZA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

dividend rates on Series A, Series B and Series C preferred stock resulted in a reduction of previously recorded dividends of $0.4 million. This adjustment was recorded as a reduction to the 2005 preferred stock dividends.

As of April 30, 2007 cumulative unpaid dividends were $4.4 million, $10.4 million, $6.1 million and $3.6 million on Series A, Series B, Series C and Series D preferred stock, respectively, and are payable upon redemption.

Liquidation Preference

In the event of a liquidation, dissolution or winding-up of the Company, the holders of Series A, Series B, Series C and Series D preferred stock are entitled to receive, prior to and in preference to holders of common stock, an amount equal to $0.50, $0.8634, $0.8674 and $2.55 per share, respectively, plus any declared but unpaid dividends. If upon any such liquidation, dissolution or winding up of the Company the remaining assets of the Company are insufficient to pay the full amount entitled, the holders of Series A, Series B, Series C and Series D preferred stock will share ratably in the distribution of remaining assets.

Conversion

Each share of Series A, Series B, Series C and Series D preferred stock, at the option of the holder, may be converted into common stock. The Series A, Series B, Series C and Series D preferred stock converts into common stock at an exchange ratio as determined by dividing $0.50, $0.8634, $0.8674 and $2.55, respectively, by the conversion price in effect at the time. The conversion price of Series A, Series B, Series C and Series D preferred stock is subject to adjustment in accordance with certain antidilution provisions. After giving effect to the reverse stock split described in Note 18, the conversion ratio of all outstanding preferred stock will be one share of common stock for each two shares of preferred stock. The Series A, Series B, Series C and Series D preferred stock will automatically convert into common stock upon the closing of an initial public offering in which the offering price equals or exceeds $7.00 per share (after giving effect to the reverse stock split, and subject to further adjustment to reflect subsequent stock splits, stock combinations, stock dividends or recapitalizations) and results in gross proceeds of at least $40.0 million, or upon written consent of at least 60% of the then outstanding Series A preferred stock and 66 2/3% of the then outstanding Series B preferred stock, 66 2/3% of the then outstanding Series C preferred stock and a majority of the then outstanding Series D preferred stock.

Redemption

At any time on or after December 22, 2009, upon the written request of a majority of the votes represented by the then outstanding shares of Series A, Series B, Series C and Series D preferred stockholders, the Series A, Series B, Series C and Series D preferred stockholders shall have the right to cause the Company to redeem each share at the greater of (i) $0.50, $0.8634, $0.8674 and $2.55 per share, respectively, plus an accumulating dividend of $0.04, $0.0691, $0.0694 and $0.204 per year, respectively, and all declared but unpaid dividends, or (ii) the fair market value of such stock. Redemption for Series A, Series B, Series C and Series D preferred stock will be paid in three annual installments commencing 60 days from the redemption request. There have been no dividends declared on the preferred or common stock through April 30, 2007.

12.	Warrants for Preferred Stock

In August 2001, the Company issued warrants to purchase 80,000 shares of Series A preferred stock in conjunction with the issuance of the equipment line of credit. The warrants have an exercise price of $0.6817 per share and a term of seven years. The Company calculated the fair value of each warrant using the Black-Scholes option pricing model with the following assumptions: volatility of 100%, term of seven years, risk-free interest rate of 4.27% and a dividend yield of 0%. The Company recorded the fair value of the warrants of $32,410 as a premium to the debt which was amortized to interest expense. There was no amortization in fiscal years 2005, 2006 or 2007. These warrants were outstanding at January 31, 2007.

NETEZZA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In September 2002, the Company issued warrants to purchase 36,000 shares of Series B preferred stock in conjunction with obtaining a line of credit. The warrants have an exercise price of $0.8634 per share and a term of seven years. The Company calculated the fair value of each warrant using the Black-Scholes option pricing model with the following assumptions: volatility of 100%, term of seven years, risk-free interest rate of 3.4% and a dividend yield of 0%. The Company recorded the fair value of the warrants of $25,856 as a premium to the debt which was amortized to interest expense over 36 months. There was $14,341, $0 and $0 which was recorded to interest expense in fiscal years 2005, 2006 and 2007, respectively. These warrants were outstanding at January 31, 2007.

In June 2005, the Company issued warrants to purchase 62,745 shares of Series D preferred stock in conjunction with obtaining a line of credit. The warrants have an exercise price of $2.55 per share and a 10 year term. The Company calculated the fair value of each warrant using the Black-Scholes option pricing model with the following assumptions: volatility of 100%, term of ten years, risk free interest rate of 4.1% and a dividend yield of 0%. The Company recorded the fair value of the warrants of $145,172 as a premium to the debt which is being amortized to interest expense over term of the line or 48 months. There was $0, $21,171 and $36,293 recorded to interest expense in 2005, 2006 and 2007 respectively. These warrants expire upon the Company’s initial public offering of common stock if not exercised beforehand. These warrants were outstanding at January 31, 2007.

In June 2005, the Company issued warrants to purchase 11,765 shares of Series D preferred stock in conjunction with a $1.5 million draw on the Company’s line of credit. The warrants have an exercise price of $2.55 per share and a 10 year term. The Company calculated the fair value of each warrant using the Black-Scholes option pricing model with the following assumptions: volatility of 100%, term of ten years, risk free interest rate of 3.9% and a dividend yield of 0%. The Company recorded the fair value of the warrants of $27,194 as a discount to the carrying value of the note which is being amortized over the remaining term of 48 months. There was $0, $3,966 and $6,799 recorded to interest expense in 2005, 2006 and 2007 respectively. These warrants expire upon the Company’s initial public offering of common stock if not exercised beforehand. These warrants were outstanding at January 31, 2007.

In September 2005, the Company issued warrants to purchase 11,765 shares of Series D preferred stock in conjunction with a $1.5 million draw on the Company’s line of credit. The warrants have an exercise price of $2.55 per share and a 10 year term. The Company calculated the fair value of each warrant using the Black-Scholes option pricing model with the following assumptions: volatility of 100%, term of ten years, risk free interest rate of 4.2% and a dividend yield of 0%. The Company recorded the fair value of the warrants of $27,249 as a discount to the carrying value of the note which is being amortized over the remaining term of 45 months. There was $0, $2,422 and $7,266 recorded to interest expense in 2005, 2006 and 2007 respectively. These warrants expire upon the Company’s initial public offering of common stock if not exercised beforehand. These warrants were outstanding at January 31, 2007.

In March 2006, the Company issued warrants to purchase 11,765 shares of Series D preferred stock in conjunction with a $1.5 million draw on the Company’s line of credit. The warrants have an exercise price of $2.55 per share and a 10 year term. The Company calculated the fair value of each warrant using the Black-Scholes option pricing model with the following assumptions: volatility of 100%, term of ten years, risk free interest rate of 4.7% and a dividend yield of 0%. The Company recorded the fair value of the warrants of $27,319 as a discount to the carrying value of the note which is being amortized over the remaining term of 39 months. There was $0, $0 and $7,005 recorded to interest expense in 2005, 2006 and 2007 respectively. These warrants expire upon the Company’s initial public offering of common stock if not exercised beforehand. These warrants were outstanding at January 31, 2007.

In May 2006, the Company issued warrants to purchase 19,608 shares of Series D preferred stock in conjunction with a $2.5 million draw on the Company’s line of credit. The warrants have an exercise price of $2.55 per share and a 10 year term. The Company calculated the fair value of each warrant using the Black-Scholes option pricing model with the following assumptions: volatility of 100%, term of ten years, risk free interest rate of 4.9%

NETEZZA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and a dividend yield of 0%. The Company recorded the fair value of the warrants of $45,573 as a discount to the carrying value of the note which is being amortized over the remaining term of 38 months. There was $0, $0 and $10,330 recorded to interest expense in 2005, 2006 and 2007 respectively. These warrants expire upon the Company’s initial public offering of common stock if not exercised beforehand. These warrants were outstanding at January 31, 2007.

In June 2006, the Company issued warrants to purchase 7,842 shares of Series D preferred stock in conjunction with a $1 million draw on the Company’s line of credit. The warrants have an exercise price of $2.55 per share and a 10 year term. The Company calculated the fair value of each warrant using the Black-Scholes option pricing model with the following assumptions: volatility of 100%, term of ten years, risk free interest rate of 5.1% and a dividend yield of 0%. The Company recorded the fair value of the warrants of $18,244 as a discount to the carrying value of the note which is being amortized over the remaining term of 36 months. There was $0, $0 and $3,629 recorded to interest expense in 2005, 2006 and 2007, respectively. These warrants expire upon the Company’s initial public offering of common stock if not exercised beforehand. These warrants were outstanding at January 31, 2007.

Warrants outstanding at January 31, 2007 were as follows:

		Convertible		Number of
	Term	Preferred	Exercise	Shares Outstanding	Fair Value at
Issue Date	(Years)	Stock	Price	Under Warrant	January 31, 2007
					(In thousands)

August 2001	7	Series A	$0.6817	80,000	$266
September 2002	7	Series B	$0.8634	36,000	111
June 2005 — June 2006	10	Series D	$2.5500	125,490	388

				241,490	$765

As discussed in Note 4, in 2006 the Company reclassified all of its freestanding preferred stock warrants as a liability and began adjusting the warrants to their respective fair values at each reporting period. Upon the automatic conversion of the Series A and Series B preferred stock into common upon the closing of a qualifying initial public offering (see Note 11), the preferred stock warrants will become warrants for such number of shares of common stock into which the underlying preferred stock was converted.

13.	Common Stock

As of January 31, 2007, the Company had authorized 150,000,000 shares of common stock with a $0.001 par value per share. Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders. Common stockholders are entitled to receive dividends, if any, as may be declared by the Board of Directors, subject to preferential dividend rights of the Series A, Series B, Series C and Series D preferred stockholders.

As of January 31, 2007, the Company’s common stock reserved for future issuances included the following:

Redeemable convertible preferred stock	38,774,847
Warrants to purchase redeemable convertible preferred stock	120,745
Warrants to purchase common stock	192,036
Options to purchase common stock	7,480,447
Options reserved for future issuance	4,102,795

50,670,870

During February 2005, certain key investors in the Company purchased 500,000 shares of common stock from a former executive of the Company for $2.3 million. The terms of the purchase agreement included provisions for adjustment of the purchase price within two years based on certain events. The Company determined that the fair

NETEZZA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

value of the arrangement resulted in $0.8 million of consideration paid to the former executive in excess of the fair value of the shares sold. Due to the close relationship between the investors and the Company, the excess consideration was recorded as compensation expense for the Company during the fiscal year ended January 31, 2006.

Restricted Stock Agreements

The Company has entered into restricted stock agreements with certain employees. The agreements provide that, in the event these individuals are no longer employed by the Company, the Company has the right to repurchase any or all unvested shares at the original purchase price per share. Shares subject to restriction typically vest over a four-year period. As of January 31, 2007, 38,750 shares of common stock were subject to repurchase by the Company at a price range of $0.20 to $1.00 per share. In accordance with the provisions of Emerging Issues Task Force (EITF) 00-23, “Issues Related to Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44,” certain unvested restricted stock grants issued after March 21, 2002 are recognized as liabilities. These related unvested restricted shares are only accounted for as outstanding when certain repurchase restrictions lapse. At January 31, 2006 and 2007, 161,250 and 38,750 shares are subject to these provisions and, accordingly, $56,250 and $23,750 are presented as a liability at January 31, 2006 and 2007, respectively.

Options and Warrants for Common Stock

During the fiscal year ended January 31, 2001, the Company issued a warrant to purchase 5,893 shares of common stock to a consultant in consideration for services rendered. The warrant becomes fully exercisable upon specified liquidity events and expires ten years from the date of grant. The original fair value of $585 was charged to general and administrative expense during the fiscal year ended January 31, 2001. Changes in the fair value of the unvested shares are recognized as expense in the period of change. There was no change in the fair value of the unvested warrants during the fiscal years ended January 31, 2003 and 2004, and $589, $413, $8,839 and $24,750 was charged to general and administrative expense during the fiscal years ended January 31, 2002, 2005, 2006 and 2007, respectively. The warrant was granted through the 2000 Stock Incentive Plan and all 5,893 shares are unvested at January 31, 2007.

During the fiscal year ended January 31, 2001, the Company issued warrants to purchase 157,143 shares of common stock to a consultant in consideration for services. These warrants vest over three years, and have exercise prices of $0.002 per share and expire ten years from the date of grant. The fair value was determined using the Black-Scholes option-pricing model with the following assumptions: no dividend yield; risk-free interest rates of 6.1%; expected volatility of 100% and an expected life of ten years. The original fair value of $21,220 was charged to research and development expense over the vesting period of which $8,168 and $7,488 was expensed during the fiscal years ended January 31, 2003 and 2004, respectively. The warrant was granted through the 2000 Stock Incentive Plan and the warrant is fully vested and unexercised at January 31, 2007.

During the fiscal year ended January 31, 2002, the Company issued an option to purchase 5,000 shares of common stock to a consultant. The option vested over two years, has an exercise price of $0.20 per share and expires ten years from the date of grant. The fair value was determined using the Black-Scholes option-pricing model with the following assumptions: no dividend yield; risk-free rate of 5.5%; volatility of 100% and an expected life of ten years. The fair value of was charged to research and development expense over the vesting period of which $776 and $97 was expensed during the fiscal years ended January 31, 2003 and 2004, respectively. The option was granted through the 2000 Stock Incentive Plan and the option is fully vested and unexercised at January 31, 2007.

During the fiscal year ended January 31, 2003, the Company issued an option to purchase 5,000 shares of common stock to a consultant. The option vested over two years, has an exercise price of $0.20 per share and expires ten years from the date of grant. The fair value was determined using the Black-Scholes option-pricing model with the following assumptions: no dividend yield; risk-free rate of 4.4%; volatility of 100% and an expected life of ten years. The fair value was charged to general and administrative expense over the vesting period of which $876 and

NETEZZA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$32 was expensed during the fiscal years ended January 31, 2003 and 2004, respectively. The option was granted through the 2000 Stock Incentive Plan and the option is fully vested and unexercised at January 31, 2007.

During the fiscal year ended January 31, 2004, the Company issued an option to purchase 5,000 shares of common stock to a consultant. The option vested over two years, has an exercise price of $0.20 per share and expires ten years from the date of grant. The fair value was determined using the Black-Scholes option-pricing model with the following assumptions: no dividend yield; risk-free rate of 4.4%; volatility of 100% and an expected life of ten years. Changes in the fair value of the unvested shares were recognized as expense over the remaining vesting period. The fair value was charged to general and administrative expense over the vesting period of which $851 and $438 was expensed during the fiscal years ended January 31, 2004 and 2005, respectively. The option was granted through the 2000 Stock Incentive Plan and the option is fully vested and unexercised at January 31, 2007.

During the fiscal year ended January 31, 2005, the Company issued an option to purchase 5,000 shares of common stock to a consultant. The option vested over two years, has an exercise price of $1.00 per share and expires ten years from the date of grant. The fair value was determined using the Black-Scholes option-pricing model with the following assumptions: no dividend yield; risk-free rate of 4.5%; volatility of 100% and an expected life of ten years. The original fair value of $4,546 is being charged to general and administrative expense over the vesting period. Changes in the fair value of the unvested shares are recognized as expense over the remaining vesting period. During the fiscal years ended January 31, 2006 and 2007, $9,963 and $3,025, respectively, was charged to general and administrative expense. The option was granted through the 2000 Stock Incentive Plan and the option is fully vested and unexercised at January 31, 2007.

During the fiscal year ended January 31, 2006, the Company issued an option to purchase 5,000 shares of common stock to a consultant. The option vests over two years, has an exercise price of $1.00 per share and expires ten years from the date of grant. The fair value was determined using the Black-Scholes option-pricing model with the following assumptions: no dividend yield; risk-free rate of 4.5%; volatility of 100% and an expected life of ten years. The original fair value of $11,820 is being charged to general and administrative expense over the vesting period. Changes in the fair value of the unvested shares ($6,232 during the fiscal year ended January 31, 2007) are recognized as expense over the remaining vesting period. During the fiscal years ended January 31, 2006 and 2007, $5,635 and $9,210, respectively, was charged to general and administrative expense. The option was granted through the 2000 Stock Incentive Plan and 2,500 shares are unvested at January 31, 2007.

Since inception, the Company has issued non-qualified options and warrants for 267,036 shares of common stock. At January 31, 2007, 217,036 non-qualified options and warrants remain outstanding and 209,893 are fully vested and exercisable.

14.	Stock Option Plan

In 2000, the Company adopted the 2000 Stock Incentive Plan (the “Plan”). The Plan provides for the grant of incentive stock options and nonqualified stock options, restricted stock, warrants and stock grants for the purchase of up to 15,721,458 shares, as amended, of the Company’s common stock by employees, officers, directors and consultants of the Company. The Plan is administered by the Board of Directors. Options may be designated and granted as either “incentive stock options” or “nonstatutory” stock options. The Board of Directors determines the term of each option, the option exercise price, the number of shares for which each option is granted and the rate at which each option is exercisable. Incentive stock options may be granted to any officer or employee at an exercise price per share of not less than the fair value per common share on the date of the grant (not less than 110% of fair value in the case of holders of more than 10% of the Company’s voting stock) and with a term not to exceed ten years from the date of grant (five years for incentive stock options granted to holders of more than 10% of the Company’s voting stock). As of January 31, 2007, there are 4,102,795 shares of common stock available for grant under the Plan.

Under SFAS No. 123(R), the Company calculates the fair value of stock option grants using the Black-Scholes option-pricing model. Determining the appropriate fair value model and calculating the fair value of stock-based

NETEZZA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

payment awards require the use of highly subjective assumptions, including the expected life of the stock-based payment awards and stock price volatility. The assumptions used in calculating the fair value of stock-based payment awards represent management’s best estimates, but the estimates involve inherent uncertainties and the application of management judgment.

In accordance with the prospective transition method, the Company’s financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123(R). The amounts included in the consolidated statements of operations for the fiscal year ended January 31, 2007 and the three months ended April 30, 2007 relating to share-based payments are as follows (in thousands):

	Fiscal Year Ended	Three Months Ended
	January 31, 2007	April 30, 2007
		(Unaudited and restated)

Cost of product	$12	$22
Cost of services	19	26
Sales and marketing	207	249
Research and development	160	148
General and administrative	479	434

	$877	$879

Under SFAS 123R, compensation costs for options awarded to employees and directors would have been determined using the fair value amortized to expense over the vesting period of the awards and the recorded net income would have been as follows (in thousands):

	Fiscal Year Ended January 31,
	2005	2006

Reported net loss	$(3,014)	$(14,025)
Add stock-based employee compensation expense included in net loss	—	—
Deduct stock-based employee compensation expense determined using the fair value of all awards	(36)	(99)

Pro forma net loss	$(3,050)	$(14,124)

The Company’s pro forma calculations for 2005, and 2006 were made using the minimum value method with the following weighted-average assumptions: expected life of five years; stock volatility of 0%; risk-free interest rate of 3.0% in 2005 and 4.0% in 2006; and no dividend payments during the expected term. Forfeitures are recognized as they occur.

NETEZZA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Activity under the Plan for the fiscal years ended January 31, 2005, 2006 and 2007 was as follows:

			Weighted
		Weighted	Average	Aggregate
	Number of	Average	Remaining	Intrinsic
	Shares	Exercise Price	Life in Years	Value(1)

Outstanding at January 31, 2004	3,429,786	$0.184
Granted	1,891,250	$0.814
Exercised	(566,437)	$0.520
Canceled	(90,969)	$0.486

Outstanding at January 31, 2005	4,663,630	$0.434
Granted	720,750	$1.030
Exercised	(662,436)	$0.230
Canceled	(177,250)	$0.436

Outstanding at January 31, 2006	4,544,694	$0.548
Granted	3,748,000	$2.728
Exercised	(426,913)	$0.352
Canceled	(193,298)	$1.354

Outstanding at January 31, 2007	7,672,483	$1.610	8.21 years	$39.1 million

Exercisable at January 31, 2007	2,576,685	$0.490	6.90 years	$16.0 million

(1)	The aggregate intrinsic value on this table was calculated based on the positive difference between the calculated fair value of the Company’s common stock on January 31, 2007 ($3.35) and the exercise price of the underlying options.

	Options Outstanding
		Weighted		Options Exercisable
		Average	Weighted		Weighted
	Number of	Remaining	Average	Number of	Average
Exercise Price Range	Shares	Life in Years	Exercise Price	Shares	Exercise Price

$0.002	163,036	3.66	$0.002	163,036	$0.002
0.100	93,750	4.62	0.100	93,750	0.100
0.200	1,493,627	6.55	0.200	1,105,751	0.200
0.340	296,375	7.26	0.340	202,686	0.340
0.780	420,095	7.65	0.780	275,093	0.780
1.000	1,485,850	8.05	1.00	724,407	1.00
1.200	9,000	8.83	1.20	2,812	1.20
2.500	3,293,250	9.31	2.50	9,150	2.50
4.500	417,500	9.81	4.50	—	—

	7,672,483	8.21	$1.610	2,576,685	$0.490

Stock options and warrants to purchase 1,290,410, 1,818,002 and 2,576,685 shares of common stock were exercisable as of January 31, 2005, 2006 and 2007, respectively.

The above tables include 38,750 shares of unvested restricted stock.

15.	Income Taxes

The Company recorded no income tax expense for the fiscal years ended January 31, 2005, 2006, and 2007.

For the three months ended April 30, 2006 and 2007, the provision for income taxes was based on the estimated annual effective tax rate in compliance with SFAS 109 and other related guidance. The Company updates the estimate of its annual effective tax rate at the end of each quarterly period. The Company’s estimate takes into

NETEZZA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

account estimations of annual pre-tax income, the geographic mix of pre-tax income and its interpretations of tax laws and the possible outcomes of current and future audits.

The following table presents the provision and benefit for income taxes and the effective tax rates for the three months ended April 30, 2006 and 2007 (in thousands except for effective tax rate):

	Three Months
	Ended April 30,
		2007
	2006	(restated)
	(Unaudited)

Loss before income taxes	$(4,130)	$(1,631)
Income tax provision	—	(274)
Effective tax rate	—	(17)%

The provision for income taxes for the three months ended April 30, 2007 of $0.3 million related primarily to the federal alternative minimum tax, state income taxes and tax on the earnings of certain foreign subsidiaries.

The components of net deferred tax assets were as follows at January 31, 2006 and 2007 (in thousands):

	As of January 31,
	2006	2007

Net operating loss carryforwards	$12,387	$13,954
Research and development credit carryforwards	5,206	4,503
Capitalized research and development expenses	5,344	3,581
Depreciation	514	427
Stock-based compensation	18	19
Accrued expenses and other	845	3,306

Net deferred tax assets	24,314	25,790
Deferred tax valuation allowance	(24,314)	(25,790)

	$—	$—

At January 31, 2007, the Company had available net operating loss carryforwards for federal and state tax purposes of approximately $29.2 million and $25.7 million, respectively. These loss carryforwards may be utilized to offset future taxable income and expire at various dates beginning in 2007 through fiscal 2027. At January 31, 2007 the Company had available net operating loss carryforwards for foreign purposes of approximately $7.8 million, of which $6.2 million may be carried forward indefinitely, and $1.6 million expire beginning in fiscal 2011. The Company also had available research and development credit carryforwards to offset future federal and state taxes of approximately $3.0 million and $2.3 million, respectively, which may be used to offset future taxable income and expire at various dates beginning in 2016 through fiscal 2027.

As required by SFAS No. 109, “Accounting for Income Taxes,” management has evaluated the positive and negative evidence bearing upon the realizability of the Company’s deferred tax assets. Management has determined that it is more likely than not that the Company will not recognize the benefits of its federal deferred tax assets, and as a result, a full valuation allowance has been established.

Under the Internal Revenue Code, certain substantial changes in the Company’s ownership may result in an annual limitation on the amount of net operating loss and tax credit carryforwards that may be utilized in future years.

NETEZZA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A reconciliation of the Company’s effective tax rate to the statutory federal rate is as follows:

	2005	2006	2007

Statutory federal tax rate	34.0%	34.0%	35.0%
State taxes, net of federal taxes	2.9	3.1	2.4
Tax rate differential for international jurisdictions	(0.8)	(0.6)	0.1
Federal tax credits	16.1	12.6	9.3
State tax credits	8.2	6.4	4.7
Permanent items	(1.1)	(3.3)	(5.5)
Change in valuation allowances	(59.3)	(52.2)	(46.0)

	—	—	—

Deferred tax assets and liabilities are recognized based on the expected future tax consequences, using current tax rates, of temporary differences between the financial statement carrying amounts and the income tax basis of assets and liabilities. A valuation allowance is applied against any net deferred tax asset if, based on the weighted available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company records liabilities for income tax contingencies if it is probable that the Company has incurred a tax liability and the liability or the range of loss can be reasonably estimated.

In June 2006, the FASB published FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertain Tax Positions,” or FIN No. 48. This interpretation seeks to reduce the significant diversity in practice associated with recognition and measurement in the accounting for income taxes. It would apply to all tax positions accounted for in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN No. 48 requires that a tax position meet “a more likely than not” threshold for the benefit of the uncertain tax position to be recognized in the financial statements. This threshold is to be met assuming that the tax authorities will examine the uncertain tax position. FIN No. 48 contains guidance with respect to the measurement of the benefit that is recognized for an uncertain tax position, when that benefit should be derecognized, and other matters. The Company has adopted the provisions of FIN No. 48 effective February 1, 2007.

The Company has an unrecognized tax benefit of approximately $250,000 which did not change significantly during the three months ended April 30, 2007. The application of FIN No. 48 would have resulted in a decrease in retained earnings of $250,000, except that the decrease was fully offset by the application of a valuation allowance. In addition, future changes in the unrecognized tax benefit of $250,000 will have no impact on the effective tax rate due to the existence of the valuation allowance. The Company estimates that the unrecognized tax benefit will not change significantly within the next twelve months.

The future utilization of the Company’s net operating loss carryforwards to offset future taxable income may be subject to an annual limitation as a result of ownership changes that may have occurred previously or that could occur in the future. The Company is in the process of conducting a Section 382 study to determine whether such an ownership change has occurred. However, until the study is completed and any adjustment is known, no amounts are being presented as an uncertain tax position under FIN 48.

The Company’s practice is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had no accrual for interest or penalties on the Company’s balance sheets at January 31, 2007 and at April 30, 2007, and has not recognized interest or penalties in the statement of operations for the first quarter of 2008. The Company is not currently under federal, state or foreign income tax examination.

The major domestic tax jurisdictions that remain subject to examination are: U.S. Federal — 2004-2006 and U.S. states — 2004-2006. We are no longer subject to IRS examination for years prior to 2004, although carryforward attributes that were generated prior to 2004 may still be adjusted upon examination by the IRS if they either have been or will be used in a future period. There are currently no state audits in progress. Within

NETEZZA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

limited exceptions, we are no longer subject to state or local examinations for years prior to 2003, however, carryforward attributes that were generated prior to 2003 may still be adjusted upon examination by state or local tax authorities if they either have been or will be used in a future period. The major international tax jurisdictions that remain subject to examination are: UK — 2004-2006, Japan — 2006 and Australia — 2005-2006.

16.	Commitments and Contingencies

Lease Obligations

The Company leases its office space and certain equipment under noncancelable operating lease agreements. In February 2004, the Company renegotiated the terms of its lease of its corporate headquarters in Framingham, Massachusetts. This lease expires on February 29, 2008 and the future minimum lease payments under this noncancelable operating lease are $0.6 million for the fiscal year ended January 31, 2008 and $0.1 million for the fiscal year ended January 31, 2009. As part of the noncancelable operating lease, the Company was required to obtain a letter of credit of $0.3 million.

Total lease commitments for office space and equipment under noncancelable operating leases are as follows (in thousands):

Operating
Fiscal Year Ended January 31,	Leases

2008	$1,308
2009	196
2010	1
2011	1
2012	1
Thereafter	—

Total minimum lease payments	$1,507

Total rent expense under the operating leases for the fiscal years ended January 31, 2005, 2006 and 2007 was $0.7 million, $1.6 million and $2.1 million, respectively.

Guarantees and Indemnification Obligations

The Company enters into standard indemnification agreements in the ordinary course of business. Pursuant to these agreements, the Company indemnifies and agrees to reimburse the indemnified party for losses incurred by the indemnified party, generally the Company’s customers, in connection with any patent, copyright, trade secret or other proprietary right infringement claim by any third party with respect to the Company’s products. The term of these indemnification agreements is generally perpetual any time after execution of the agreement. Based on historical information and information known as of January 31, 2007, the Company does not expect it will incur any significant liabilities under these indemnification agreements.

Warranty

The Company provides warranties on most products and has established a reserve for warranty based on identified warranty costs. The reserve is included as part of accrued expenses (Note 8) in the accompanying balance sheets.

NETEZZA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Activity related to the warranty accrual was as follows (in thousands):

				Three Months Ended
	Fiscal Year Ended January 31,			April 30,
	2005	2006	2007	2007
				(Unaudited)

Balance at beginning of period	$—	$235	$690	$1,093
Provision	652	565	1,737	433
Warranty usage	(417)	(110)	(1,334)	(511)

Balance at end of period	$235	$690	$1,093	$1,015

17.	Industry Segment, Geographic Information and Significant Customers

SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information,” establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision-maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company is organized as, and operates in, one reportable segment: the development and sale of data warehouse appliances. Our chief operating decision-maker is our Chief Executive Officer. Our Chief Executive Officer reviews financial information presented on a consolidated basis, accompanied by information about revenue by geographic region, for purposes of evaluating financial performance and allocating resources. The Company and its Chief Executive Officer evaluate performance based primarily on revenue in the geographic locations in which the Company operates. Revenue is attributed by geographic location based on the location of the end customer.

Revenue, classified by the major geographic areas in which the Company’s customers are located, was as follows (in thousands):

					Three Months Ended
	Fiscal Year Ended January 31,				April 30,
	2005	2006	2007		2006	2007
					(Unaudited)

North America	$31,906	$49,857	$62,282		$8,372	$20,764
International	4,123	3,994	17,339	(1)	3,626	4,578

Total	$36,029	$53,851	$79,621		$11,998	$25,342

(1)	During the fiscal year ended January 31, 2007, the UK subsidiary comprised 18% of total revenue.

The following table summarizes the Company’s total assets, by geographic location (in thousands):

	As of January 31,		As of April 30,
	2006	2007	2007
			(Unaudited)

North America	$43,391	$56,179	$62,431
International	2,473	13,020	7,275

Total	$45,864	$69,199	$69,706

NETEZZA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18.	Quarterly Information (unaudited and in thousands)

	Fiscal Quarter Ended
	April 30,	July 31,	October 31,	January 31,
	2005	2005	2005	2006

Revenue	$9,708	$12,169	$14,290	$17,684
Gross profit	6,073	6,191	8,144	11,011
Net loss	(4,959)	(4,928)	(2,800)	(1,338)

	Fiscal Quarter Ended
	April 30,	July 31,	October 31,	January 31,
	2006	2006	2006	2007

Revenue	$11,998	$17,784	$23,171	$26,668
Gross profit	7,108	10,629	13,596	16,188
Net loss	(4,130)	(1,893)	(1,494)	(457)

19.	Reverse Stock Split

In March 2007, the Company’s Board of Directors approved a one-for-two reverse stock split of the Company’s common stock (the “stock split”) which became effective upon the filing of the restated certificate of incorporation on June 25, 2007. All references to shares in the consolidated financial statements and the accompanying notes, including but not limited to the number of shares and per share amounts, unless otherwise noted, have been adjusted to reflect the stock split retroactively. Previously awarded options and warrants to purchase shares of the Company’s common stock and the shares of common stock issuable upon the conversion of the convertible preferred stock have also been retroactively adjusted to reflect the stock split.